**Old Second
Bancorp, Inc.**
Annual Report
2022



For more than a century and a half, we've grown our business by helping our customers grow first. We've built our reputation by building up the individuals and businesses in our communities. Before we establish accounts, we establish strong, lasting relationships. We consider every transaction an opportunity for positive interaction. We are fiscally responsible and humanly focused. We design our products and services with your unique needs in mind and your best interests at heart. Much has changed since we opened our doors in 1871, but one thing never will. **At Old Second, you're first.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 000-10537



Old Second
BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-3143493**
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

37 South River Street, Aurora, Illinois 60507
(Address of principal executive offices, including zip code)

(630) 892-0202
(Registrant's telephone number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	OSBC	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of ''large accelerated filer,'' ''accelerated filer,'' ''smaller reporting company,'' and ''emerging growth company'' in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒
Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes☐ No☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $563.5 million. The number of shares outstanding of the registrant's common stock, par value $1.00 per share, was 44,665,127 at March 7, 2023.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference from the registrant's definitive proxy statement relating to the 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

OLD SECOND BANCORP, INC.
Form 10-K
INDEX

PART I

Cautionary Note Regarding Forward-Looking Statements		3
Item 1	Business	4
Item 1A	Risk Factors	18
Item 1B	Unresolved Staff Comments	32
Item 2	Properties	32
Item 3	Legal Proceedings	32
Item 4	Mine Safety Disclosures	32

PART II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6	[Reserved]	34
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	60
Item 8	Financial Statements and Supplementary Data	62
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	109
Item 9A	Controls and Procedures	109
Item 9B	Other Information	109
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	109

PART III

Item 10	Directors, Executive Officers, and Corporate Governance	109
Item 11	Executive Compensation	110
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	110
Item 13	Certain Relationships and Related Transactions, and Director Independence	110
Item 14	Principal Accountant Fees and Services	110

PART IV

Item 15	Exhibits and Financial Statement Schedules	111
Item 16	Form 10-K Summary	111
	Signatures	115

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and other publicly available documents of the Company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, including, but not limited to, management's expectations regarding future plans, strategies and financial performance, including regulatory developments, industry and economic trends and estimates and assumptions underlying accounting policies. Forward-looking statements are based on our current beliefs, expectations and assumptions and on information currently available and, can be identified by the use of words such as "expects," "intends," "believes," "may," "will," "would," "could," "should," "plan," "anticipate," "estimate," "possible," "likely" or the negative thereof as well as other similar words and expressions of the future. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict as to timing, extent, likelihood and degree of occurrence, which could cause our actual results to differ materially from those anticipated in or by such statements. Potential risks and uncertainties include, but are not limited to, the following:

- our ability to execute our growth strategy;
- negative economic conditions that adversely affect the economy, real estate values, the job market and other factors nationally and in our market area, in each case that may affect our liquidity and the performance of our loan portfolio;
- risks with respect to our ability to successfully expand and integrate businesses and operations that we acquire, as well our ability to identify and complete future mergers or acquisitions;
- the financial success and viability of the borrowers of our commercial loans;
- changes in U.S. monetary policy, the level and volatility of interest rates, the capital markets and other market conditions that may affect, among other things, our liquidity and the value of our assets and liabilities;
- the transition away from LIBOR to an alternative reference rate;
- competitive pressures from other financial service businesses and from nontraditional financial technology ("FinTech") companies;
- any negative perception of our reputation or financial strength;
- our ability to raise additional capital on acceptable terms when needed;
- our ability to raise cost-effective funding to support business plans when needed:
- our ability to use technology to provide products and services that will satisfy customer demands and create efficiencies in operations;
- adverse effects on our information technology systems resulting from system failures, human error or cyberattacks;
- adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed, particularly our information technology vendors and those vendors performing a service on the Company's behalf;
- the impact of any claims or legal actions, including any effect on our reputation;
- losses incurred in connection with repurchases and indemnification payments related to mortgages;
- the soundness of other financial institutions and other counter-party risk;
- changes in accounting standards, rules and interpretations and the related impact on our financial statements;
- our ability to receive dividends from our subsidiaries;
- a decrease in our regulatory capital ratios;
- adverse federal or state tax assessments, or changes in tax laws or policies;
- risks associated with actual or potential litigation or investigations by customers, regulatory agencies or others;
- legislative or regulatory changes, particularly changes in regulation of financial services companies;
- increased costs of compliance, heightened regulatory capital requirements and other risks associated with changes in regulation and the current regulatory environment;
- negative changes in our capital position;
- the adverse effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, the Russian invasion of Ukraine, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in our customers' supply chains or disruption in transportation;
- changes in trade policy and any related tariffs; and
- each of the factors and risks under the heading "Risk Factors" in our 2022 Annual Report on Form 10-K and in subsequent filings we make with the SEC.

Because the Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain, there can be no assurances that future actual results will correspond to any forward-looking statements and you should not rely on any forward-looking statements. Additionally, all statements in this Form 10-K, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events, except as required by applicable law.

PART I

Item 1. Business

General

Old Second Bancorp, Inc. is a corporation organized under the laws of the State of Delaware in 1981 that serves as the bank holding company for its wholly-owned subsidiary bank, Old Second National Bank. Old Second National Bank (the "Bank") is a national banking association headquartered in Aurora, Illinois, that operates through 50 banking centers located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois.

In this report, unless the context suggests otherwise, references to the "Company" refer to Old Second Bancorp, Inc. and references to "we," "us," and "our" mean the combined business of the Company, the Bank and its wholly-owned subsidiaries.

We conduct a full service community banking and trust business through the Bank and its wholly-owned subsidiaries, as follows:

- Old Second Affordable Housing Fund, L.L.C., which was formed for the purpose of providing down payment assistance for home ownership to qualified individuals;
- Station I, LLC and Melrose Holdings 7, LLC, which were formed to hold property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with borrowers;
- River Street Advisors, LLC, which was formed in May 2010 to provide investment advisory/management services;

Intercompany transactions and balances are eliminated in consolidation. We evaluate our operations as one operating segment, which is community banking. Financial information concerning our operations can be found in the financial statements in this annual report.

Mergers and Acquisitions

On December 1, 2021, we completed our merger with West Suburban Bancorp, Inc. ("West Suburban"), the holding company for West Suburban Bank. Under the terms of the merger agreement, each share of West Suburban common stock was converted into 42.413 shares of our common stock and $271.15 in cash. Total cash and stock consideration paid was approximately $295.2 million. With the acquisition of West Suburban, we acquired 34 branches in DuPage, Kane, Kendall and Will counties in Illinois.

Principal Business and Services

We are a full-service banking business offering a broad range of deposit products, trust and wealth management services, lending services, and deposit services, including demand, NOW, money market, savings, time deposit and individual retirement accounts; commercial, industrial, consumer and real estate lending, including installment loans, agricultural loans, lines of credit, lease financing receivables and overdraft checking; safe deposit operations, and an extensive variety of additional services tailored to the needs of individual customers, such as the acquisition of U.S. Treasury notes and bonds, money orders, cashiers' checks and foreign currency, direct deposit, discount brokerage, debit cards, credit cards, and other special services. Our lending activities include making commercial and consumer loans, primarily on a secured basis. Commercial lending focuses on business, equipment, capital, construction, inventory, health care and real estate lending, as well as lease financing. Installment lending includes direct loans to consumers and commercial customers.

We also offer a full complement of electronic banking services such as online and mobile banking and corporate cash management products including remote deposit capture, mobile deposit capture, investment sweep accounts, zero balance accounts, automated tax payments, ATM access, telephone banking, lockbox accounts, automated clearing house transactions, account reconciliation, controlled disbursement, detail and general information reporting, foreign and domestic wire transfers, vault services for currency and coin, and checking accounts. Additionally, we provide a wide range of wealth management, investment, agency, and custodial services for individual, corporate, and not-for-profit clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans, and charitable foundations. We also originate residential mortgages, offering a wide range of mortgage products including conventional, government, and jumbo loans. We also handle secondary marketing of those mortgages.

Market Area

Our main office is located at 37 South River Street, Aurora, Illinois 60507. The city of Aurora is located in northeastern Illinois, approximately 40 miles west of Chicago. The Bank operates primarily in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle, and Will counties in Illinois, and it has developed a strong presence in these counties. The Bank offers its services to retail, commercial, industrial, and public entity customers in the Aurora, Bartlett, Batavia, Bensenville, Bloomingdale, Bolingbrook, Burlington, Carol Stream, Chicago, Chicago Heights, Darien, Downers Grove, Elburn, Elgin, Frankfort, Glendale Heights, Joliet, Kaneville, Lombard, Montgomery, Naperville, North Aurora, Oakbrook Terrace, Oswego, Ottawa, Plano, Romeoville, South Elgin, St. Charles, Sugar Grove, Sycamore, Villa Park, Warrenville, Wasco, Wheaton, and Yorkville communities and surrounding areas through its 48 banking locations that are located primarily in the western and southern portions of the Chicago metropolitan area.

Lending Activities

We provide a broad range of commercial and retail lending services to corporations, partnerships, individuals and government agencies. We market our services to qualified borrowers, and our lending officers actively solicit the business of new borrowers entering our market areas as well as long-standing members of the local business community. We have established lending policies that include a number of underwriting factors to be considered in making a loan, including location, amortization, loan to value ratio, cash flow, leverage, pricing, documentation and the credit history of the borrower. In 2022, our total loan portfolio grew $448.8 million year over year. We had approximately $1.9 billion in loan originations, excluding renewals, in 2022. We originated approximately $134.5 million of residential mortgage loans in 2022, which includes originations of loans held for sale of $76.6 million. Proceeds from the sales of residential mortgage loans to third parties were $81.8 million in 2022.

Our loan portfolio is comprised of loans in the areas of commercial real estate, residential real estate, general commercial, construction real estate, leases, and consumer lending. As of December 31, 2022, commercial real estate loans represented approximately 47.6% (44.8% at year-end 2021) of our loan portfolio, residential mortgages represented approximately 15.5% (17.1% at year-end 2021), general commercial loans represented approximately 21.7% (22.5% at year-end 2021), home equity lines of credit represented approximately 2.8% (3.7% at year-end 2021), construction lending represented approximately 4.7% (6.0% at year-end 2021), leases represented approximately 7.2% (5.1% at year-end 2021), and consumer and other lending represented less than 1.0% (less than 1.0% at year-end 2021). It is our policy to comply at all times with the various consumer protection laws and regulations including, but not limited to, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Truth in Lending Act, and the Home Mortgage Disclosure Act.

Commercial Loans. We continue to focus on identifying commercial and industrial prospects in our new business pipeline, which led to favorable results in 2022. As noted above, we are an active commercial lender in the Chicago metropolitan area, with primary markets in the city of Chicago, as well as west and south of Chicago. In late 2021, we continued to grow our commercial lending team with the addition of a sponsor finance team, which grew their line of business throughout 2022, focusing on lower middle market private equity-backed businesses. Commercial lending is comprised of revolving lines of credit for working capital, lending for capital expenditures on manufacturing equipment and lending to small business manufacturers, service companies, medical and dental entities as well as specialty contractors. We also have commercial and industrial loans to customers in food product manufacturing, food process and packing, machinery tooling manufacturing, healthcare, as well as service and technology companies. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. In addition, we often obtain personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower. Commercial term loans range principally from one to seven years with the majority falling in the one to five year range. Interest rates on commercial loans are a mixture of fixed and variable rates, with these rates often tied to the prime rate, a spread over the FHLB Chicago index rate, a Treasury constant maturity index, LIBOR, as well as SOFR.

Repayment of commercial loans is largely dependent upon the cash flows generated by the operations of the commercial borrower. Our underwriting procedures identify the sources of those cash flows and seek to match the repayment terms of the commercial loans to those sources. Secondary and tertiary repayment sources are typically found in collateralization and guarantor support.

Lease Financing Receivables. We continued growth of our lease portfolio in 2022 with organic lease originations. The collateral for lease financing receivables primarily includes construction and transportation equipment, and lease terms typically range from one to seven years, with the majority falling in the one to five year range. Growth in this portfolio reflects management's efforts to diversify lending product offerings, and lessen our commercial real estate loan concentration.

Commercial Real Estate Loans. The composition of the loan portfolio remains weighted towards commercial real estate at 47.6% for 2022 compared to 44.8% in 2021. Management continues to monitor concentrations so that we remain comfortable with our position in real estate loans. As of December 31, 2022, approximately $854.9 million, or 46.4% (47.8%, at year-end 2021) of the total commercial real estate loan portfolio of $1.84 billion consisted of loans to borrowers secured by owner occupied property. A primary repayment risk for owner occupied commercial real estate loans is a reduction of or discontinuance of cash flows from underlying operations; for non-owner occupied loans, cash flow disruptions may occur with the loss of a tenant or rental income reductions. Repayment could also be influenced by economic events, which may or may not be under the control of the borrower, or changes in regulations that negatively impact the future cash flow and market values of the affected properties. Repayment risk can also arise from general downward shifts in the valuations of classes of properties over a given geographic area, and property valuations could continue to be affected by changes in demand and other economic factors, which could further influence cash flows associated with the borrower and/or the property. We seek to mitigate these risks by staying apprised of market conditions and by maintaining underwriting practices that provide for adequate cash flow margins and multiple repayment sources as well as remaining in regular contact with our borrowers. In most cases, we have collateralized these loans and/or have taken personal guarantees to help assure repayment. Commercial real estate loans are primarily made based on the identified cash flow of the borrower and/or the property at origination and secondarily on the underlying real estate acting as collateral. Additional credit support is provided by the borrower for most of these loans and the probability of repayment is based on the liquidation value of the real estate and enforceability of personal and corporate guarantees if any exist.

Construction Loans. Our construction and development portfolio decreased from $206.1 million at December 31, 2021, to $180.5 million at December 31, 2022 due to reduced volumes based on rising interest rates. We use underwriting and construction loan guidelines to determine whether to issue loans on build-to-suit or build out arrangements of existing borrower properties.

Construction loans are structured most often to be converted to permanent loans at the end of the construction phase, paid off with the proceeds from the sale of the underlying asset, or, infrequently, to be paid off upon receiving financing from another financial institution. Construction loans are generally limited to our local market area. Lending decisions have been based on the "as-is" and "prospective" appraised value of the property as determined by an independent appraiser, an analysis of the potential marketability and profitability of the project and identification of a cash flow source to service the permanent loan or verification of a refinancing source. Construction loans generally have terms of 12 to 24 months, with extensions as needed. The Bank disburses loan proceeds in increments as construction progresses and as inspections warrant.

Development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Therefore, development lending generally involves more risk than other lending because it is based on future estimates of value and economic circumstances. While appraisals are required prior to funding, loan advances are limited to the lesser of the cost to complete or "prospective" value determined by the appraisal, therefore there is the possibility of an unforeseen event affecting the value and/or costs of the project. Development loans are primarily used for multi-family developments, where the leasing of units is tied to local demand and rental rates, and commercial developments, where the success of the project is tied to the demand for commercial space, cap rates and leasing rates. If the borrower defaults prior to completion of the project, we may be required to fund additional amounts so that another developer can complete the project. We are located in an area where a large amount of development activity has occurred as rural and semi-rural areas are being suburbanized. This type of growth presents some economic risks should local demand for commercial buildings and multi-family housing shift. We address these risks by closely monitoring local real estate activity, adhering to proper underwriting procedures, closely monitoring construction projects, and limiting the amount of construction development lending by project type and obligor.

Residential Real Estate Loans. Residential first mortgage loans and second mortgages are included in this category. First mortgage loans may include fixed rate loans that are generally sold to investors. We are a direct seller to the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and to several large financial institutions. We retain servicing rights for mortgages sold to FNMA and FHLMC. The retention of such servicing rights is a source of noninterest income and also allows us an opportunity to have regular contact with mortgage customers and can help to solidify our community involvement. Other loans that are not sold include adjustable rate mortgages, lot loans, and construction loans that are held in our portfolio. Federal Housing Administration ("FHA") and the Veterans Administration ("VA") loans are sold to third party investors with servicing released. The mortgage activity slowed in both 2022 and 2021, due to the continued reduced housing inventory, and in the rising rate environment.

Home Equity Lines of Credit. Our home equity lines of credit, or HELOCs, consist of originated as well as purchased HELOCs acquired in 2017 and 2018. We experienced a decline in our organic home equity lending in 2022 and 2021, as HELOC payoffs were accelerated on both the organic and purchased portfolios held.

Consumer Loans. We also provide many types of consumer loans including primarily motor vehicle, home improvement and signature loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to other loans but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be affected by adverse personal circumstances. In addition, with the West Suburban acquisition, we acquired a small credit card portfolio of approximately $5.2 million at December 31, 2021, which was sold during the third quarter of 2022. We retained the servicing of these loans through conversion which is expected in September of 2023.

Deposit Products

We offer a full range of deposit products and services that are typically available from most banks and savings institutions. These include consumer and business checking accounts, savings accounts, money market accounts and other time deposits of various types and maturity options. Interest bearing transaction accounts and time deposits are tailored to and offered at rates competitive with those offered in our primary market areas. In addition, we offer certain retirement account services. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our significant branch network will assist us in continuing to attract and retain deposits from local customers in our market areas.

Wealth Management

We offer wide range of wealth management, investment, agency, and custodial services for individual, corporate, and not-for-profit clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans, and charitable foundations. At December 31, 2022, we had approximately $1.45 billion in assets under administration and/or management.

Competition

Our market area is highly competitive and our business activities require us to compete with many other financial institutions. A number of these financial institutions are affiliated with large bank holding companies headquartered outside of our principal market area as well as other institutions that are based in Aurora's surrounding communities and in Chicago, Illinois. All of these financial institutions operate banking offices in the greater Chicago area or actively compete for customers within our market area. We also face competition from finance companies, insurance companies, credit unions, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services, including nontraditional financial technology companies or FinTech companies. Many of our nonbank competitors which are not subject to the same extensive federal regulations that govern bank holding companies and banks, such as the Company and the Bank, may have certain competitive advantages.

We compete for loans principally through the quality of our client service and our responsiveness to client needs in addition to competing on interest rates and loan fees. Management believes that our long-standing presence in the community and personal one-on-one service philosophy enhances our ability to compete favorably in attracting and retaining individual and business customers. We actively solicit deposit-related clients and compete for deposits by offering personal attention, competitive interest rates, and professional services made available through experienced bankers and multiple delivery channels that fit the needs of our market. In wealth management and trust services, we compete with a variety of custodial banks as well as a diverse group of investment managers.

We believe the financial services industry will likely continue to become more competitive as further technological advances enable more financial institutions to provide expanded financial services without having a physical presence in our market.

Human Capital Resources

Our business is relationship-driven, and we believe that our continued growth and future success will depend in large part on the quality of service provided by our employees. Accordingly, we seek to attract, develop and retain employees who can drive our financial and strategic growth objectives and build long-term stockholder value. We respect, value and invite diversity in our team members, customers, suppliers, marketplace, and community.

We seek to provide a compelling value proposition to our employees by providing market-competitive pay and benefits which include retirement programs, broad-based bonuses, health and welfare benefits, financial counseling, paid time off, family leave and flexible work schedules. We have also created internal programs to support employee development and retention, which has contributed to our long-term tenure rates, with 35% of our employees having tenure of over ten years and 26% of our employees having at least 15 years of service as of December 31, 2022. We believe that employee development and retention starts with relationships, both among employees and with the communities we serve. Our "O2 Cares Committee," led by three members of our executive management team, provides oversight and direction to employee ambassadors that are tasked with fulfilling the O2 Cares Mission to "Positively affect company culture through employee led initiatives focused on career development, building strong relationships, celebrating success and community service." In 2022, a primary goal of our senior management team was to build a collaborative and teamwork-focused environment following our West Suburban acquisition in late 2021. We focused on finding ways to bring employees together, build relationships, and serve our communities side by side. Several examples include an all-staff after hours event with approximately 500 employees in attendance, a Women That Lead campaign showcasing over 30 internal female leaders during Women's History Month, a peer to peer recognition Shamrock-themed event in March, and a local service project through Rebuilding Together Aurora in April. In addition, we continued to have hundreds of attendees at our popular Executive Coffee Break sessions where we strive to make executives accessible to all employees in a casual and fun venue.

The COVID-19 pandemic presented challenges to maintain employee and customer safety, while continuing to be open for business throughout 2022. Our lobbies have reopened and many of our employees have returned to the office, however, we continue to encourage customers to use electronic and online means to conduct their banking activity.

At December 31, 2022, we employed 819 full-time equivalent employees.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). Those reports include our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 may be obtained without charge upon written request to Investor Relations, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60507 and are accessible at no cost on our website at www.oldsecond.com in the "Investor Relations" section, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Certain governance policies, committee charters and other investor information including our Code of Business Conduct and Ethics are also available on our website. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SUPERVISION AND REGULATION

General

FDIC-insured institutions, their holding companies and their affiliates, are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC") and the Consumer Financial Protection Bureau (the "CFPB"). Furthermore, taxation laws administered by the Internal Revenue Service (the "IRS") and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board ("FASB"), securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the U.S. Department of the Treasury ("Treasury") have an impact on our business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to our operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of our business, the kinds and amounts of investments we may make, reserve requirements, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, our ability to merge, consolidate and acquire, dealings with our insiders and affiliates and our payment of dividends. We experienced heightened regulatory requirements and scrutiny following the 2008 global financial crisis, and as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). In addition, regulatory developments implemented in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Consolidated Appropriations Act, 2021, which enhanced and expanded certain provisions of the CARES Act, had an impact on our operations.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of certain of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and results of operations.

Legislative and Regulatory Responses to the COVID-19 Pandemic

The COVID-19 pandemic has continued to cause extensive disruptions to the global economy, to businesses, and to the lives of individuals throughout the world. On March 27, 2020, the CARES Act was signed into law. The CARES Act was a $2.2 trillion economic stimulus bill that was intended to provide relief in the wake of the COVID-19 pandemic. There have also been a number of regulatory actions intended to help mitigate the adverse economic impact of the COVID-19 pandemic on borrowers, including several mandates from the bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the COVID-19 pandemic. Although these programs generally have expired, governmental authorities may take additional actions in the future to limit the adverse impact of COVID-19 on borrowers and tenants.

The Paycheck Protection Program ("PPP"), originally established under the CARES Act and extended under the Consolidated Appropriations Act of 2021, authorized financial institutions to make federally-guaranteed loans to qualifying small businesses and non-profit organizations. These loans carry an interest rate of 1% per annum and a maturity of two years for loans originated prior to June 5, 2020 and five years for loans originated on or after June 5, 2020. The PPP provides that such loans may be forgiven if the borrowers meet certain requirements with respect to maintaining employee headcount and payroll and the use of the loan proceeds after the loan is originated. The initial phase of the PPP, after being extended multiple times by Congress, expired on August 8, 2020. However, on

January 11, 2021, the SBA reopened the PPP for First Draw PPP loans to small businesses and non-profit organizations that did not receive a loan through the initial PPP phase. Further, on January 13, 2021, the SBA reopened the PPP for Second Draw PPP loans to small businesses and non-profit organizations that did receive a loan through the initial PPP phase. Maximum loan amounts were also increased for accommodation and food service businesses. Although the PPP ended in accordance with its terms on May 31, 2021, outstanding PPP loans continue to go through the process of either obtaining forgiveness from the SBA or pursuing claims under the SBA guaranty.

The CARES Act, as extended by certain provisions of the Consolidated Appropriations Act, 2021, initially permitted banks to suspend requirements under generally accepted accounting principles ("GAAP") for loan modifications to borrowers affected by COVID-19 that would otherwise had been characterized as troubled debt restructurings and suspended any determination related thereto if (i) the borrower was not more than 30 days past due as of December 31, 2019, (ii) the modifications were related to COVID-19, and (iii) the modification occurred between March 1, 2020 and January 1, 2022. Federal bank regulatory authorities also issued guidance to encourage banks to make loan modifications for borrowers affected by COVID-19.

Regulatory Emphasis on Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions are generally required to hold more capital than other businesses, which directly affects our earnings capabilities. While capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the 2008 global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously.

Basel III Capital Standards. Regulatory capital rules known as the Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion. Following the merger with West Suburban, the Company is no longer considered a "small bank holding company" as of December 31, 2021.

The Basel III rules require the Company and the Bank to maintain the following minimum capital levels:

- a common equity Tier 1 ("CET1"), risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a "capital conservation buffer" on top of its minimum risk-based capital requirements. This buffer must consist solely of CET1 capital, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The 2.5% capital conservation buffer effectively results in the following effective minimum capital ratios (taking into account the capital conservation buffer): (i) a CET1 capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%.

As part of its response to the impact of the COVID-19 pandemic, in the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule that provided banking organizations that adopted the credit impairment model, the Current Expected Credit Loss, or CECL, during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with our adoption of CECL on January 1, 2020, we elected to utilize the five-year CECL transition. The cumulative amount that is not recognized in regulatory capital, in addition to the $3.8 million Day One impact of CECL adoption, began to be phased in at 25% per year beginning January 1, 2022. As of December 31, 2021, this additional component added to capital had been materially reversed over the past year, as provision for credit loss reversals of $10.3 million were recorded in 2021, excluding the impact of the West Suburban acquisition and resultant PCD loan marks. As of December 31, 2022, capital measures of the Company exclude $2.9 million, which is primarily the Day One impact of CECL adoption to retained earnings recorded in 2020 less partial runoff since January 2022.

In November 2019, the federal banking regulators published final rules implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets, and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" and are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. We do not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

Well-Capitalized Requirements. The ratios described above are minimum standards in order for banking organizations to be considered "adequately capitalized." Bank regulatory agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.

Under the capital regulations of the OCC, in order to be well-capitalized, a banking organization must maintain:

- A CET1 ratio to risk-weighted assets of 6.5% or more;
- A ratio of Tier 1 Capital to total risk-weighted assets of 8%;
- A ratio of Total Capital to total risk-weighted assets of 10%; and
- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above.

As of December 31, 2022, the Bank was well-capitalized, as defined by OCC regulations. As of December 31, 2022, we had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized.

Prompt Corrective Action. An FDIC-insured institution's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Regulation and Supervision of the Company

General. The Company, as the sole stockholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and subject to regulation, supervision and enforcement by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). The Company is legally obligated to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and the Bank as the Federal Reserve may require.

Permitted Activities. The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities; providing financial and investment advisory services and underwriting services; and engaging in limited merchant banking activities. We have not sought financial holding company status, but we may elect that status in the future as our business matures. If we were to elect in writing for financial holding company status, we would be required to be well capitalized and well managed, and each insured depository institution we control would also have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed below).

Acquisition Activities. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In addition, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the CRA.

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged the federal banking agencies to review their current merger oversight practices under the BHCA and the Bank Merger Act and adopt a plan for revitalization of such practices. In December 2021, the U.S. Department of Justice ("DOJ") (in consultation with the Federal Reserve, the OCC, and FDIC announced that it was seeking additional public comments on whether and how the DOJ should revise the 1995 Bank Merger Competitive Review Guidelines. The comment period closed on February 15, 2022. In March 2022, the FDIC published a Request for Information seeking information and comments regarding the laws, practices, rules, regulations, guidance, and statements of policy that apply to merger transactions involving one or more insured depository institutions, including the merger between an insured depository institution and a noninsured institution. In a May 2022 speech, the acting head of the OCC announced that he had asked his staff to work with DOJ and other federal banking agencies to review the agency's frameworks to analyze bank mergers. In May 2022, the CFPB announced the establishment of an Office of Competition and Innovation.

There are many steps that must be taken by the agencies before any final changes to the framework for evaluating bank mergers can be implemented and the prospects for such action continue to be uncertain at this time; however, the adoption of more expansive or prescriptive standards may have an impact on our acquisition activities.

Change in Control. Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank's primary federal regulator must approve the change in control; at the bank level, only the bank's primary federal regulator is involved.

In addition, the BHCA prohibits any entity from acquiring 25% (5% if the acquirer is a bank holding company) or more of a bank holding company's voting securities, or otherwise obtaining control or a controlling influence over the management or policies of a bank or bank holding company without regulatory approval. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Capital Requirements. The Federal Reserve imposes certain capital requirements on a bank holding company under the BHCA, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described above under "Regulatory Emphasis on Capital." Subject to certain restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Regulation and Supervision of the Bank—Dividend Payments." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Dividend Payments. The Company's ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Delaware corporation, the Company is subject to the limitations of the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, financial institutions that seek to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Regulatory Emphasis on Capital – Basel III Capital Standards" above.

Incentive Compensation. In addition to the potential restrictions on discretionary bonus compensation under the Basel III rules, the federal bank regulatory agencies have issued guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an institution, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should comply with the following principles: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The scope and content of federal bank regulatory agencies' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. In 2016, federal agencies proposed regulations which could significantly change the regulation of incentive compensation programs at financial institutions. The proposal would create four tiers of institutions based on asset size. Institutions in the top two tiers would be subject to rules much more detailed and proscriptive than are currently in effect. If interpreted aggressively by the regulators, the proposed rules could be used to prevent, as a practical matter, larger institutions from engaging in certain lines of business where substantial commission and bonus pool arrangements are the norm. In the 2016 proposal, the top two tiers included institutions with more than $50 billion of assets, which would not currently apply to us. We cannot predict what final rules may be adopted, nor how they may be implemented and, therefore, it cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate our key employees.

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation and so-called "golden parachute" payments, (ii) enhances independence requirements for compensation committee members, (iii) requires the SEC to adopt rules directing national securities exchanges to establish listing standards requiring all listed companies to adopt incentive-based compensation clawback policies for executive officers, and (iv) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. The SEC has completed the bulk (although not all) of the rulemaking necessary to implement these provisions. However, on October 14, 2021, the SEC signaled a renewed interest in this rulemaking initiative by re-opening the comment period on a proposed rule issued originally in 2015 regarding clawbacks of incentive-based executive compensation. On October 26, 2022, the SEC adopted final rules implementing the incentive-based compensation recovery (clawback) provisions of the Dodd-Frank Act. The final rules direct the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. We are currently awaiting the final rules from The NASDAQ Stock Market, which are not expected to take effect until mid-2023 at the earliest.

Regulation and Supervision of the Bank

General. The Bank is a national bank, chartered by the OCC under the National Bank Act. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund (the "DIF") to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As a national bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the OCC, the chartering authority for national banks. The FDIC, as administrator of the DIF, also has regulatory authority over the Bank.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. Effective July 1, 2016, the FDIC changed its pricing system for banks under $10 billion, so that minimum and maximum initial base assessment rates are based on supervisory ratings. The initial base assessment rates currently range from three basis points to 30 basis points. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking.

The assessment base against which an FDIC-insured institution's deposit insurance premiums paid to the DIF are calculated based on its average consolidated total assets less its average tangible equity. This method shifts the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits.

The reserve ratio is the DIF balance divided by estimated insured deposits. The Dodd-Frank Act altered the minimum reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to FDIC-insured institutions when the reserve ratio exceeds certain thresholds. The reserve ratio reached 1.36% on September 30, 2018. Because the reserve ratio has reached 1.35%, two deposit insurance assessment changes occurred under FDIC regulations: (1) surcharges on insured depository institutions with total consolidated assets of $10 billion or more (large institutions) ceased; and (2) banks with assets of less than $10 billion, such as us, received assessment credits for the portion of their assessments that contributed to the growth in the reserve ratio from between 1.15% and 1.35%, which were applied when the reserve ratio was at or above 1.38%. These assessment credits started with the June 30, 2019, assessment invoiced in September 2019 and were fully used by March 31, 2020.

Supervisory Assessments. National banks are required to pay supervisory assessments to the OCC to fund the operations of the OCC. The amount of the assessment is calculated using a formula that considers the Bank's size and its supervisory condition. During the year ended December 31, 2022, the Bank paid supervisory assessments to the OCC totaling $834,000.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "Regulatory Emphasis on Capital" above.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's year-to-date net income plus the bank's retained net income for the two preceding years. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2022. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if it determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Regulatory Emphasis on Capital" above.

Affiliate and Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal stockholders of the Company and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal stockholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

On December 22, 2020, the federal banking agencies issued an interagency statement extending the temporary relief from enforcement action against banks or asset managers, which become principal stockholders of banks, with respect to certain extensions of credit by banks that otherwise would violate Regulation O, provided the asset managers and banks satisfy certain conditions designed to ensure that there is a lack of control by the asset manager over the bank. On December 22, 2022, the federal banking agencies issued a revised interagency statement extending the temporary relief from such enforcement, which will expire on the sooner of January 1, 2024, or the effective date of a final Federal Reserve rule having a revision to Regulation O that addresses the treatment of extensions of credit by a bank to fund complex-controlled portfolio companies that are insiders of a bank.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

The bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size, speed and complexity of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, strategic, operational, legal and reputational risk. In particular, regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk and cybersecurity are critical sources of operational risk that FDIC-insured institutions are expected to address. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. National banks headquartered in Illinois, such as the Bank, have the same branching rights in Illinois as banks chartered under Illinois law, subject to OCC approval. Illinois law grants Illinois-chartered banks the authority to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments.

Financial Subsidiaries. Under federal law and OCC regulations, national banks are authorized to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). The Bank has not applied for approval to establish any financial subsidiaries.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Chicago (the "FHLBC"), which serves as a central credit facility for its members. The FHLBC is funded primarily from proceeds from the sale of obligations of the FHLBC system. It makes loans to member banks in the form of FHLBC advances. All advances from the FHLBC are required to be fully collateralized as determined by the FHLBC.

Transaction Account Reserves. Federal Reserve regulations have historically required FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). As of March 26, 2020, the FRBC eliminated reserve requirements for certain depository institutions, including the Bank. As such, there was no reserve requirement as of December 31, 2021 or 2022. The nature of the Company's business requires that it maintain amounts with other banks and federal funds which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts. These reserve requirements are subject to annual adjustment by the Federal Reserve.

Community Reinvestment Act Requirements. The Community Reinvestment Act ("CRA") requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank's record of meeting the credit needs of its communities. Applications for additional branches and acquisitions would be affected by the evaluation of the Bank's effectiveness in meeting its CRA requirements. The Bank received an overall "outstanding" rating on its most recent CRA performance evaluation.

In December 2019, the OCC and the FDIC issued a notice of proposed rulemaking intended to (i) clarify which activities qualify for CRA credit; (ii) update where activities count for CRA credit; (iii) create a more transparent and objective method for measuring CRA performance; and (iv) provide for more transparent, consistent, and timely CRA-related data collection, recordkeeping, and reporting. However, the Federal Reserve has not joined the proposed rulemaking. In May 2020, the OCC issued its final CRA rule, which was later rescinded in December 2021, replacing it with a rule based on the rules adopted jointly by the federal banking agencies in 1995. On the same day that the OCC announced its plans to rescind the CRA final rule, the OCC, FDIC, and Federal Reserve announced that they are working together to "strengthen and modernize the rules implementing the CRA." On May 5, 2022, the OCC, FDIC, and Federal Reserve released a notice of proposed rulemaking regarding the CRA and invited public comment on the proposed rules. The comment period closed on August 5, 2022. The proposed rules, among other things, seek to (i) expand access to credit, investment, and basic banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity, consistency, and transparency, (iv) tailor CRA evaluations and data collection to bank size and type, and (v) maintain a unified approach among the bank regulatory agencies. The effects on the Bank of any potential change to the CRA rules will depend on the final form of any federal rulemaking and cannot be predicted at this time. Management will continue to evaluate any changes to the CRA's regulations and their impact to the Bank.

Fair Lending Requirements. We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act ("ECOA"), as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act ("FHA") and regulations implementing the FHA. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the U.S. Department of Justice ("DOJ") for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Anti-Money Laundering. As a financial institution, we must maintain anti-money laundering programs that include established internal policies, procedures and controls, a designated compliance officer, an ongoing employee training program, and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act ("BSA"). Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must also take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires us to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Current laws, such as the USA PATRIOT Act (which amended the BSA), as described below, provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act. Bank regulators routinely examine institutions for compliance with these obligations, and this area has become a particular focus of the regulators in recent years. Federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. The regulators and other governmental authorities have been active in imposing "cease and desist" orders and significant money penalty sanctions against institutions found to be in violation of the anti-money laundering regulations.

On January 1, 2021, Congress overrode former President Trump's veto and thereby enacted the National Defense Authorization Act for Fiscal Year 2021 ("NDAA"). The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network ("FinCEN"), the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;
- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;
- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;
- improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and
- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30% of the amount that is collected in monetary sanctions as well as increased protections.

Following Russia's invasion of Ukraine, OFAC took several sanctions related actions related to the Russian financial services sector pursuant to Executive Order 14024 beginning in February 2022 including: (i) a determination by the Secretary of the Treasury with respect to the financial services sector of the Russian Federation that authorizes sanctions against persons determined to operate or to have operated in that sector; (ii) correspondent or payable-through account and payment processing prohibitions on certain Russian financial institutions; (iii) the blocking of certain Russian financial institutions; (iv) expanding sovereign debt prohibitions to apply to new issuances in the secondary market; (v) prohibitions related to new debt and equity for certain Russian entities; and (vi) a prohibition on transactions involving certain Russian government entities, including the Central Bank of the Russian Federation. In March 2022, FinCEN issued an alert advising increased vigilance for potential Russian Sanctions Evasion Attempts. The Financial Action Task Force ("FATF") continues to revise the list of high-risk jurisdictions. In October 2022, FATF removed Nicaragua and Pakistan from its lists of Jurisdictions under Increased Monitoring and added the Democratic Republic of the Congo, Mozambique, and Tanzania. The FATF also added Burma to the list of High-Risk Jurisdictions Subject to a Call for Action.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) non-owner occupied commercial real estate loans outstanding plus any undrawn commitment exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans outstanding plus any undrawn commitment exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

Based on the Bank's committed loan portfolio as of December 31, 2022, concentrations in commercial real estate exceeded the 300% guideline for non-owner occupied commercial real estate loans, primarily due to additional loans acquired from the West Suburban acquisition and the resulting impact to capital from that transaction. We continue to monitor concentration levels as we seek to manage to an acceptable level of risk with all loan portfolio segments.

Financial Privacy and Cybersecurity. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Consumers must be notified in the event of a data breach under applicable state laws. Multiple states and Congress are considering laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 18, 2021, the federal financial regulatory agencies published a final rule that required banking organizations and their service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022 and banks and their service providers must have complied with the requirements of the rule by May 1, 2022. Effective December 9, 2022, the FTC's amendments to GLBA's Safeguards Rule went into effect requiring financial institutions to: (i) appoint a qualified individual to oversee and implement their information security programs; (ii) implement additional criteria for information security risk assessments; (iii) implement safeguards identified by assessments, including access controls, data inventory, data disposal, change management, and monitoring, among other things; (iv) implement information system monitoring in the form of either "continuous monitoring" or "periodic penetration testing;" (v) implement additional controls including training for security personnel, periodic assessment of service providers, written incident response plans, and periodic reports from the qualified individual to the board of directors.

Consumer Protection Regulations. The activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. This includes Title X of the Dodd-Frank Act, which prohibits engaging in any unfair, deceptive, or abusive acts or practices ("UDAAP"). UDAAP claims involve detecting and assessing risks to consumers and to markets for consumer financial products and services. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The loan operations of the Bank are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act ("TILA") and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;
- the Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities they serve;
- ECOA and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;
- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, as well as the rules and regulations of the FDIC governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;

- the Real Estate Settlement Procedures Act ("RESPA") and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;
- the Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act") which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;
- the Homeowners Protection Act, or the PMI Cancellation Act, provides requirements relating to private mortgage insurance on residential mortgages, including the cancelation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;
- the Fair Housing Act prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;
- the Servicemembers Civil Relief Act and Military Lending Act, providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others; and
- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners.

The deposit operations of the Bank are also subject to federal laws, such as:

- the Federal Deposit Insurance Act ("FDIA"), which, among other things, limits the amount of deposit insurance available per insured depositor category to $250,000 and imposes other limits on deposit-taking;
- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;
- the Expedited Funds Availability Act and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and
- the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

The CFPB is an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as us, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. Among other things, the rules adopted by the CFPB require banks to: (i) develop and implement procedures to ensure compliance with a "reasonable ability-to-repay" test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages, including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence, and mortgage origination disclosures, which integrate existing requirements under TILA and RESPA; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; and (iv) comply with new disclosure requirements and standards for appraisals and certain financial products. In March 2022, the CFPB announced changes to its supervisory operations to scrutinize discriminatory conduct under the CFPB's UDAAP powers to examine financial institution's decision-making in advertising, pricing, and other areas to ensure that companies are testing for and eliminating illegal discrimination. In this supervisory notice, the CFPB expanded its UDAAP powers to create essentially a fair-lending style discrimination test outside of ECOA that applies to non-lending products. In October 2022, the CFPB issued Bulletin 2022-06 explaining that blanket policies of charging returned deposit item fees to consumers or all returned transactions irrespective of the circumstances or patterns of behavior on the account are likely unfair under the Consumer Financial Protection Act of 2010. The CFPB has also issued an advisory opinion prohibiting the collection of pay-to-pay fees (such as convenience fees), which are prohibited under the Fair Debt Collection Practices Act.

Bank regulators take into account compliance with consumer protection laws when considering approval of any proposed expansionary proposals.

Item 1A. Risk Factors

There are risks, many beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any factor described in this Annual Report on Form 10-K could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Risks Related to Economic Conditions

Our business may be adversely affected by economic conditions.

Our financial performance generally, and in particular, the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the United States as a whole. Unlike larger financial institutions that are more geographically diversified, our banking franchise is headquartered in Aurora, Illinois, and is concentrated in the suburbs west and south of the Chicago metropolitan area. In addition, the State of Illinois continues to experience severe fiscal challenges, which could result in future state tax increases, impact the economic vitality of the businesses operating in Illinois, encourage businesses to leave the state or discourage new employers to start or move businesses to Illinois, all of which could have a material adverse effect on our financial condition and results of operations.

Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for loan losses, adverse asset values of the collateral securing our loans and an overall material adverse effect on the quality of our loan portfolio, and a reduction in assets under management or administration. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics (such as COVID-19); state or local government insolvency; or a combination of these or other factors.

In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, the potential resurgence of economic and political tensions with China, the Russian invasion of Ukraine and oil prices due to Russian supply disruptions, each of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Our trust and wealth management business may be negatively impacted by changes in economic and market conditions and clients may seek legal remedies for investment performance.

Our trust and wealth management business may be negatively impacted by changes in general economic and market conditions because the performance of this businesses is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in the performance of our wealth management business and may adversely affect the market value and performance of the investment securities that we manage, which could lead to reductions in our wealth management fees, because they are based primarily on the market value of the securities we manage, and could lead some of our clients to reduce their assets under management by us or seek legal remedies for investment performance. If any of these events occur, the financial performance of our wealth management business could be materially and adversely affected.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes, among other impacts. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Climate change could have a material adverse impact on us and our customers.

We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, and market volatility.

Transition risks include changes in regulations, market preferences and technologies toward a less carbon-dependent economy. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, we may become subject to new or heightened regulatory requirements and stakeholder expectations regarding climate change, including those relating operational resiliency, disclosure and financial reporting.

We intend to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework. Nonetheless, the risks associated with climate change are rapidly changing and evolving, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Credit and Interest Rate Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their original contractual terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. This risk has been exacerbated in recent years by the effects of the COVID-19 pandemic, and may be impacted by future similar events. In addition, there are risks inherent in making any loan, including risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral. In order to manage credit risk successfully, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our lenders follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. Our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition or results of operations.

Our allowance for credit losses, or ACL, and fair value adjustments with respect to acquired loans, may be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

Our success depends significantly on the quality of our assets, particularly loans. Like other financial institutions, we are exposed to the risk that our borrowers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. As a result, we may experience significant loan, lease or commitment credit losses that may have a material adverse effect on our operating results and financial condition.

We maintain an ACL at a level we believe is adequate to absorb estimated credit losses that are expected to occur within the existing loan portfolio through their contractual terms. The level of the ACL is inherently subjective and is dependent upon a variety of factors beyond our control, including, but not limited to, the performance of the loan portfolio, consideration of current economic trends, changes in interest rates and property values, estimated losses on pools of homogeneous loans based on an analysis that uses historical loss experience for prior periods that are determined to have like characteristics with management's economic forecast period, such as pre-recessionary, recessionary, or recovery periods, portfolio growth and concentration risk, management and staffing changes, the interpretation of loan risk classifications by regulatory authorities and other credit market factors. We expect economic uncertainty to continue into 2023, which may result in a significant increase to our ACL in future periods. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of additional loan charge-offs, based on judgments different from those of management. If charge-offs in future periods exceed the ACL, we will need additional provisions to increase the allowance. Any increases in the ACL will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. We may be required to make significant increases in the provision for credit losses and to charge-off additional loans in the future.

The application of the purchase method of accounting in our acquisition of West Suburban and any future acquisitions will impact our ACL. Under the purchase method of accounting, all acquired loans are recorded in our consolidated financial statements at their estimated fair value at the time of acquisition and any related acquired ACL is eliminated, as new credit marks are established on acquired loans based on an assessment of credit quality as of the acquisition date. To the extent that our estimates of fair value are too high, we will incur losses associated with the acquired loans.

Our loan portfolio is concentrated heavily in commercial and residential real estate loans, including exposure to construction loans, which involve risks specific to real estate values and the real estate markets in general.

Our loan portfolio generally reflects the profile of the communities in which we operate. Because we operate in areas that saw rapid historical growth, real estate lending of all types is a significant portion of our loan portfolio. Total real estate lending was $2.73 billion, or approximately 70.6%, of our loan portfolio at December 31, 2022, compared to $2.45 billion, or approximately 71.6%, at December 31, 2021. Given that the primary (if not only) source of collateral on these loans is real estate, adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio.

In addition, with respect to commercial real estate loans, the banking regulators are examining commercial real estate lending activity with greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. At December 31, 2022, our outstanding commercial real estate loans and undrawn commercial real estate commitments, excluding owner occupied real estate were equal to 304.2% of our Tier 1 capital plus allowance for credit losses, a decrease from 313.4% at December 31, 2021. It is management's intent to manage our non-owner occupied commercial real estate loans back under 300% capital, as outlined in regulatory guidance, and are performing heightened monitoring over commercial real estate exposures, including concentration limits on commercial real estate type, sub-types and individual tenant exposure, frequent loan portfolio stress testing, as well as sensitivity analysis and using current and prospective market data during underwriting. Executive management and the Board are actively involved in the review of our commercial real estate portfolio and the approval of individual transactions, with transactions over $5.0 million approved by a management loan committee that includes our chief executive officer, our vice chairman, our chief credit officer, and our senior lending officer. Commercial real estate transactions over $20.0 million and a relationship credit exposure over $25.0 million require the additional approval of the Directors Loan Committee. Commercial real estate loans rated watch or worse are actively monitored and reviewed by management and the Board no less than quarterly. If our regulators require us to maintain higher levels of capital than we would otherwise be expected to maintain due to our commercial real estate concentration, this could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

Real estate market volatility and future changes in disposition strategies could result in net proceeds that differ significantly from our fair value appraisals of loan collateral and OREO and could negatively impact our operating performance.

Many of our nonperforming real estate loans are collateral-dependent, meaning the repayment of the loan is largely dependent upon the value of the property securing the loan and the borrower's ability to refinance, recapitalize or sell the property. For collateral-dependent loans, we estimate the value of the loan based on the appraised value of the underlying collateral less costs to sell. Our OREO portfolio essentially consists of properties acquired through foreclosure or deed in lieu of foreclosure in partial or total satisfaction of certain loans as a result of borrower defaults. In some cases, the market for such properties has been significantly depressed, and we have been unable to sell them at prices or within timeframes that we deem acceptable. OREO is recorded at the fair value of the property when acquired, less estimated selling costs. In determining the value of OREO properties and loan collateral, an orderly disposition of the property is generally assumed. Significant judgment is required in estimating the fair value of property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our OREO properties.

We are subject to interest rate risk, and a change in interest rates could have a negative effect on our net income.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, our competition and policies of various governmental and regulatory agencies, particularly the Federal Reserve. Changes in monetary policy could influence our earnings. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced the target Federal Funds rate to between zero and 0.25%; however, due in part to rising inflation, throughout 2022 the target Federal Funds rate increased to between 4.25% and 4.50%. When short-term interest rates are low for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem, which would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in the general level of interest rates may also, among other things, adversely affect our current borrowers' ability to repay variable rate loans, the demand for loans and our ability to originate loans and decrease loan prepayment rates. Conversely, a decrease in the general level of interest rates, among other things, may lead to increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates may continue to adversely affect our net yield on interest-earning assets, loan origination volume and our overall results. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could continue to have a material adverse effect on our financial condition and results of operations.

Nonperforming assets take significant time to resolve, adversely affect our results of operations and financial condition and could result in further losses in the future.

Our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more still accruing interest and restructured loans still accruing interest), were $32.9 million at December 31, 2022, a decrease of 27.5%, compared to $44.7 million at December 31, 2021. Other real estate owned, or OREO, totaled $1.6 million at December 31, 2022, a decrease of 33.7%, compared to $2.4 million at December 31, 2021. Our nonperforming assets adversely affect our net income in various ways. For example, we do not accrue interest income on nonaccrual loans and OREO may have expenses in excess of any lease revenues collected, thereby adversely affecting our net income, return on assets and return on equity. Our loan administration costs also increase because of our nonperforming assets. The resolution of nonperforming assets requires significant time commitments from management, which can be detrimental to the performance of their other responsibilities. There is no assurance that we will not experience increases in nonperforming assets in the future, or that our nonperforming assets will not result in losses in the future.

Operational Risks

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values: being an integral part of the communities we serve; delivering superior service to our customers; and caring about our customers and associates. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide financial services. Such damage could also impair the confidence of our counterparties and business partners, and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our core values and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy, which could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry and market area and may face severe competitive disadvantages.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, and securities brokerage and investment banking firms, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Local competitors continue to expand their presence in the western suburbs of Chicago, including the communities that surround Aurora, Illinois, and these competitors may be better positioned than us to compete for loans, acquisitions and personnel. As customers' preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the Internet and for non-banks to offer products and services traditionally provided by banks, such as business and consumer lending, automatic transfer and automatic payment systems. There has also been significant advancement, as well as setbacks, in the exchange of digital assets ("cryptocurrency") that could continue to materially impact the financial services industry. We have not entered into or considered any transactions or custodial agreements regarding cryptocurrency. Because of this rapidly changing technology, our future success will depend in part on our ability to address our customers' needs by using technology. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, the financial services industry could become even more competitive as a result of legislative and regulatory changes, and many large scale competitors can leverage economies of scale to offer better pricing for products and services compared to what we can offer.

We compete with these institutions in attracting deposits and assets under management, processing payment transactions, and in making loans. We may not be able to compete successfully with other financial institutions in our markets, particularly with larger financial institutions operating in our markets that have significantly greater resources than us and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and wealth management clients, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in lower net interest margin and reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us. If we are unable to compete effectively with those banking or other financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margin, net interest income and wealth management fees could decline, which would adversely affect our results of operations and could cause us to incur losses in the future.

In addition, our ability to successfully attract and retain wealth management clients is dependent on our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful in attracting new and retaining existing clients, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Our business is primarily relationship-driven in that many of our key personnel have extensive customer or asset management relationships. Loss of key personnel with such relationships may lead to the loss of business if the customers were to follow that employee to a competitor or if asset management expertise was not replaced in a timely manner. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. In 2021, there was a dramatic increase in workers leaving their positions throughout our industry and other industries that is being referred to as the "great resignation," and the market to build, retain and replace talent has become even more highly competitive. These trends have resulted in labor shortages in many of our markets, which has made attracting new employees and replacing existing employees more difficult. We may not be successful in retaining key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to the Company, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects.

If we are unable to offer our key management personnel long-term incentive compensation, including options, restricted stock, and restricted stock units, as part of their total compensation package, we may have difficulty retaining such personnel, which would adversely affect our operations and financial performance.

We have historically granted equity awards, including restricted stock units and stock options, to key management personnel as part of a competitive compensation package. Our ability to grant equity compensation awards as a part of our total compensation package has been vital to attracting, retaining and aligning stockholder interest with a talented management team in a highly competitive marketplace.

In the future, we may seek stockholder approval to adopt or amend equity compensation plans so that we may issue additional equity awards to management in order for the equity component of our compensation packages to remain competitive in the industry. Stockholder advisory groups have implemented guidelines and issued voting recommendations related to how much equity companies should be able to grant to employees. These advisors influence certain shareholder votes regarding approval of a company's request for approval of new equity compensation plans. The factors used to formulate these guidelines and voting recommendations include the volatility of a company's share price and are influenced by broader macro-economic conditions that can change year to year. The variables used by stockholder advisory groups to formulate equity plan recommendations may limit our ability to obtain approval to adopt or amend equity plans in the future. If we are limited in our ability to grant equity compensation awards, we would need to explore offering other compelling alternatives to supplement our compensation, including long-term cash compensation plans or significantly increased short-term cash compensation, in order to continue to attract and retain key management personnel. If we used these alternatives to long-term equity awards, our compensation costs could increase and our financial performance could be adversely affected. If we are unable to offer key management personnel long-term incentive compensation, including stock options, restricted stock or restricted stock units, as part of their total compensation package, we may have difficulty attracting and retaining such personnel, which would adversely affect our operations and financial performance.

We depend on outside third parties for the processing and handling of our records and data.

We rely on software developed by third party vendors to process various Company transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf at a location under the control of the third party. These systems include, but are not limited to, core data processing, payroll, loan origination, wealth management record keeping, and securities portfolio management. While we perform a review of controls instituted by the vendor over these programs in accordance with industry standards and institute our own user controls, we must rely on the continued maintenance of the performance controls by these outside parties, including safeguards over the security of customer data. In addition, we create backup copies of key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct our business or process our transactions, or incur damage to our reputation if a third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. A disruption or breach of security may ultimately have a material adverse effect on our financial condition and results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, risk assessment, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

We are at risk of increased losses from fraud.

Criminals committing fraud increasingly are using more sophisticated techniques and in some cases are part of larger criminal rings, which allow them to be more effective. The fraudulent activity has taken many forms, ranging from check fraud, mechanical devices attached to ATMs, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify themselves, particularly when banking online, yet seek to establish a business relationship for the purpose of perpetrating fraud. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, multi-factor authentication, and active customer alerts defray and reduce aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. Further, as a result of the increased sophistication of fraud activity, we have increased our spending on systems and controls to detect and prevent fraud. This will result in continued ongoing investments in the future.

Privacy and Technology-Related Risks

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Our information systems may experience an interruption or breach in security and cyber-attacks, all of which could have a material adverse effect on our business.

We rely heavily on internal and outsourced technologies, communications, and information systems to conduct our business. Additionally, in the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. As our reliance on technology has increased, so have the potential risks of a technology-related operation interruption (such as disruptions in our customer relationship management, general ledger, deposit, loan, or other systems) or the occurrence of a cyber-attack (such as unauthorized access to our systems). These risks have increased for all financial institutions as new technologies have emerged, including the use of the Internet and the expansion of telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and as the sophistication of organized criminals, perpetrators of fraud, hackers, terrorists and others have increased.

In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against large financial institutions, particularly denial of service attacks that are designed to disrupt key business services, such as customer-facing web sites. We operate in an industry where otherwise effective preventive measures against security breaches become vulnerable as breach strategies change frequently and cyber-attacks can originate from a wide variety of sources. It is possible that a cyber-incident, such as a security breach, may be undetected for a period of time. However, applying guidance from the Federal Financial Institutions Examination Council, we have identified security risks and employ risk mitigation controls. Following a layered security approach, we have analyzed and will continue to analyze security related to device specific considerations, user access topics, transaction-processing and network integrity. We expect that we will spend additional time and will incur additional costs going forward to modify and enhance protective measures and that effort and spending will continue to be required to investigate and remediate any information security vulnerabilities.

We also face risks related to cyber-attacks and other security breaches in connection with credit card and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant-acquiring banks, payment processors, payment card networks and their processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because these third parties and related environments such as the point-of-sale are not under our direct control, future security breaches or cyber-attacks affecting any of these third parties could impact us and in some cases we may have exposure and suffer losses for breaches or attacks. We offer our customers protection against fraud and attendant losses for unauthorized use of debit cards in order to stay competitive in the marketplace. Offering such protection exposes us to potential losses which, in the event of a data breach at one or more retailers of considerable magnitude, may adversely affect our business, financial condition, and results of operation. Further cyber-attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of payment cards and increased costs, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyber-attacks or other breaches, our reputation could be affected which may have a material adverse effect on our business, financial condition or results of operations.

Growth and Strategic Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

There can be no assurance that we will be able to continue to grow and to be profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. Our strategy is focused on organic growth, supplemented by opportunistic acquisitions, such as our acquisition of West Suburban Bank. Our growth requires that we increase our loans and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital and liquidity levels at all times, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets. Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

Our strategic growth plans contemplate additional organic growth and potential growth through additional mergers and acquisitions, which exposes us to additional risks.

Our strategic growth plans include organic growth and growth through additional mergers and acquisitions. To the extent that we are unable to increase loans through organic loan growth, or to identify and consummate attractive acquisitions, we may be unable to successfully implement our growth strategy, which could materially and adversely affect our financial condition and earnings.

We routinely evaluate opportunities to acquire additional financial institutions or branches or to open new branches. As a result, we regularly engage in discussions or negotiations that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short- and long-term liquidity. Our merger and acquisition activities could be material and could require us to use a substantial amount of common stock, cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Moreover, these types of expansions involve various risks, including:

Management of Growth. We may be unable to successfully:

- maintain loan quality in the context of significant loan growth;
- identify and expand into suitable markets;
- retain employees and customers of the Company or the businesses that we acquire or merge with;
- attract sufficient deposits and capital to fund anticipated loan growth;
- maintain adequate common equity and regulatory capital;
- avoid diversion or disruption of our management and existing operations as well as those of the acquired or merged institution;
- maintain adequate management personnel and systems to oversee such growth;
- maintain adequate internal audit, risk management, loan review and compliance functions; and
- implement additional policies, procedures and operating systems required to support such growth.

Operating Results. There is no assurance that existing branches or future branches will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth may entail an increase in overhead expenses as we add new branches and staff. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, any new branches we establish can be expected to negatively impact our earnings for some period of time until they reach certain economies of scale. Our historical results may not be indicative of future results or results that may be achieved, particularly if we continue to expand. Failure to successfully address these and other issues related to our expansion could have a material adverse effect on our business, financial condition and results of operations, including short-term and long-term liquidity, and could adversely affect our ability to successfully implement our business strategy.

Future acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Our future acquisitions, particularly those of financial institutions, are subject to approval by a variety of federal and state regulatory agencies. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, Community Reinvestment Act issues, and other similar laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on our business, and, in turn, our financial condition and results of operations.

Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the framework for merger application review may adversely affect the marketplace for such transactions, could result in our acquisitions in future periods being delayed, impeded or restricted in certain respects and result in new rules that possibly limit the size of financial institutions we may be able to acquire in the future and alter the terms for such transactions.

We may be exposed to difficulties in combining the operations of acquired or merged businesses, including West Suburban, into our own operations, which may prevent us from achieving the expected benefits from our merger and acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our merger and acquisition activities, including with respect to our merger with West Suburban. Inherent uncertainties exist in integrating the operations of an acquired or merged business. We may lose our customers or the customers of acquired or merged entities as a result of an acquisition. We may also lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition or merger during the due diligence period. These factors could produce unintended and unexpected consequences for us. Undiscovered factors as a result of an acquisition or merger could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities we acquire or merge with. In addition, if difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions and mergers might not occur. Failure to successfully integrate businesses that we acquire or merge with could have an adverse effect on our profitability, return on equity, return on assets, or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition and results of operations. These factors could contribute to our not achieving the expected benefits from our mergers and acquisitions within desired time frames, if at all.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products, and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. The introduction of such new products requires continued innovative efforts on the part of our management and may require significant time and resources as well as ongoing support and investment. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

Industry-Related Risks

The phase-out of LIBOR could negatively impact our net interest income and require significant operational work.

The United Kingdom's Financial Conduct Authority ("FCA") regulates the London Interbank Offered Rate ("LIBOR"), the reference rate previously used for many of our transactions, including our lending and borrowing and our purchase and sale of securities, as well as the derivatives that we use to manage risk related to such transactions. The FCA announced in July 2017 that the sustainability of LIBOR could not be guaranteed. Accordingly, although the FCA confirmed the extension of overnight and 1-, 3-, 6-, and 12-month LIBOR through June 30, 2023 in order to accord financial institutions greater time with which to manage the transition from LIBOR, the FCA is no longer persuading, or compelling, banks to submit to LIBOR. The federal banking agencies, including the OCC, previously determined that banks should have ceased entering into any new contract that uses LIBOR as a reference rate by December 31, 2021. In addition, banks have been encouraged to identify contracts that extend beyond June 30, 2023 and implement plans to identify and address insufficient contingency provisions in those contracts. The discontinuance of LIBOR has resulted in significant uncertainty regarding the transition to suitable alternative reference rates and could adversely impact our business, operations, and financial results.

The Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has endorsed replacing the U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities ("SOFR"). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR).

The discontinuation of LIBOR, changes in LIBOR, or changes in market perceptions of the acceptability of LIBOR as a benchmark could result in changes to our risk exposures (for example, if the anticipated discontinuation of LIBOR adversely affects the availability or cost of floating-rate funding and, therefore, our exposure to fluctuations in interest rates) or otherwise result in losses on a product or having to pay more or receive less on securities that we own or have issued. In addition, such uncertainty could result in pricing volatility and increased capital requirements, loss of market share in certain products, adverse tax or accounting impacts, and compliance, legal and operational costs and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, systems disruption, business continuity, and model disruption. We have substantial exposure to LIBOR-based products, including loans, securities, derivatives and hedges, and we have transitioned away from the use of LIBOR to alternative rates for all new contracts as of December 31, 2021. We continue to prepare for the transition of our existing LIBOR exposures prior to the final LIBOR cessation date of June 30, 2023. During the fourth quarter of 2019, we began the process of incorporating fallback language in legacy LIBOR-based commercial loans, and began indexing new retail adjustable rate mortgages to SOFR after July 31, 2021 and new commercial originations and renewals to alternative indexes, including SOFR in the fourth quarter of 2021. We continue to monitor market developments and regulatory updates, including recent announcements from the ICE Benchmark Administrator, as well as collaborate with regulators and industry groups on the transition of existing exposures.

In addition, the implementation of LIBOR reform proposals may result in increased compliance costs and operational costs, including costs related to continued participation in LIBOR and the transition to a replacement reference rate or rates. We cannot reasonably estimate the expected cost.

Our estimate of fair values for our investments may not be realizable if we were to sell these securities today.

Our available-for-sale securities are carried at estimated fair value. The determination of fair value for securities categorized in Level 3 involves significant judgment due to the complexity of the factors contributing to the valuation, many of which are not readily observable in the market. Recent market disruptions and the resulting fluctuations in fair value have made the valuation process even more difficult and subjective. If the valuations are incorrect, it could harm our financial results and financial condition.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments to the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to $250,000 per insured depositor category. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. As a result of recent FDIC assessment charges, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets less the sum of its average tangible equity, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are bank or financial institution failures, we may be required to pay higher FDIC premiums than the recent levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

Legal, Accounting, Regulatory and Compliance Risks

We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations and corresponding enforcement proceedings.

The federal Bank Secrecy Act, the PATRIOT Act, and other laws and regulations require financial institutions, among our other duties, to institute and maintain effective anti-money laundering programs and to file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We may be materially and adversely affected by the highly regulated environment in which we operate.

We are subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors' funds, FDIC funds, customers and the banking system as a whole, rather than our stockholders. Compliance with banking regulations is costly and these regulations affect our lending practices, capital structure, investment practices, mergers and acquisitions, dividend policy, and growth, among other things.

The Company and the Bank also undergo periodic examinations by their regulators, who have extensive discretion and authority to prevent or remedy unsafe or unsound practices or violations of law. Failure to comply with applicable laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict our ability to expand our business or could require us to raise additional capital or sell assets on terms that are not advantageous to us or our stockholders and could have a material adverse effect on our business, financial condition and results of operations.

A more detailed description of the primary federal banking laws and regulations that affect the Company and the Bank is included in this Form 10-K under the section captioned "Supervision and Regulation" in Item 1. Since the 2008 financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. The burden of regulatory compliance has increased under the Dodd-Frank Act and has increased our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements.

We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

With the new Congress taking office in 2023, Republicans gained control of the U.S. House of Representatives, while Democrats retained control of the U.S. Senate. However slim the majorities, the net result was a split Congress, which in the past leads to less sweeping policy changes. However, Congressional committees with jurisdiction over the banking sector have pursued oversight and legislative initiatives in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other Environmental, Social, and Governance matters, improving competition in the banking sector and enhancing oversight of bank mergers and acquisitions, establishing a regulatory framework for digital assets and markets, and oversight of the COVID-19 pandemic response and economic recovery. The prospects for the enactment of major banking reform legislation remain unclear at this time.

Moreover, the turnover of the presidential administration resulted in certain changes in the leadership and senior staffs of the federal banking agencies, the CFPB, CFTC, SEC, and the Treasury Department, with certain significant leadership positions yet to be filled, including the Comptroller of the Currency. These changes have impacted the rulemaking, supervision, examination and enforcement priorities and policies of the agencies and likely will continue to do so over the next several years. The potential impact of any changes in agency personnel, policies and priorities on the financial services sector, including the Company and the Bank, cannot be predicted at this time. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner in which to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses and fair value methodologies. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the ACL or sustain loan losses that are significantly higher than the reserve provided, reduce the carrying value of an asset measured at fair value, or significantly increase liabilities measured at fair value. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The DOJ, the CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

We could be subject to changes in tax laws, regulations, and interpretations or challenges to our income tax provision.

We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. Any change in enacted tax laws, rules or regulatory or judicial interpretations, or any change in the pronouncements relating to accounting for income taxes could adversely affect our effective tax rate, tax payments and results of operations. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations.

In addition, deferred tax assets are reported as assets on our balance sheet and represent the decrease in taxes expected to be paid in the future because of net operating losses ("NOLs") and tax credit carryforwards and because of future reversals of temporary differences in the bases of assets and liabilities as measured by enacted tax laws and their bases as reported in the financial statements. As of December 31, 2022, we had net deferred tax assets of $44.8 million, which included a $36.2 million tax effect of adjustments related to other comprehensive income. Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which existing deferred tax assets are expected to become deductible for income tax purposes. Changes in enacted tax laws, such as adoption of a lower income tax rate in any of the jurisdictions in which we operate, could impact our ability to obtain the future tax benefits represented by our deferred tax assets. Our deferred tax asset may be further reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the deferred tax asset. Charges to establish a valuation allowance with respect to our deferred tax asset could have a material adverse effect on our financial condition and results of operations.

In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

We could become subject to claims and litigation pertaining to our fiduciary responsibility.

Some of the services we provide, such as wealth management services through River Street Advisors, LLC, require us to act as fiduciaries for our customers and others. Customers make claims and on occasion take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal action are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse impact on our financial condition and results of operations.

We are defendants in a variety of litigation and other actions.

Currently, there are certain other legal proceedings pending against the Company and our subsidiaries in the ordinary course of business. While the outcome of any legal proceeding is inherently uncertain, based on information currently available, the Company's management believes that any liabilities arising from pending legal matters would not have a material adverse effect on us or our consolidated financial statements. However, if actual results differ from management's expectations, it could have a material adverse effect on our financial condition, results of operations, or cash flows.

From time to time we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgements, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

Capital and Liquidity Risks

Our business needs and future growth may require us to raise additional capital, but that capital may not be available or may be dilutive.

We may need to raise additional capital, in the form of debt or equity securities, in the future to have sufficient capital resources to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. In addition, the Company and the Bank are each required by federal regulatory authorities to maintain adequate levels of capital to support their operations.

Our ability to raise capital will depend on, among other things, conditions in the capital markets, which are outside of our control, and our financial performance. Accordingly, we cannot provide assurance that such capital will be available on terms acceptable to us or at all. Any occurrence that limits our access to capital, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. Any inability to raise capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations and could be dilutive to both tangible book value and our share price.

In addition, an inability to raise capital when needed may subject us to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and share price.

We could experience an unexpected inability to obtain needed liquidity.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. We seek to ensure that our funding needs are met by maintaining an appropriate level of liquidity through asset and liability management. In 2021, the Bank experienced ample liquidity due to customer deposits received related to federal stimulus programs responding to the COVID-19 pandemic, as well as funds received as PPP loans were forgiven, and short-term borrowing facilities were not required to be significantly utilized. However, if funds were needed, we could seek to secure liquidity under the advance program provided under terms offered by the FHLBC. During the second half of 2022, we took down short-term FHLBC advances, due to loan growth and deposit attrition. If we are unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain a strong core deposit base or access other low-cost funding sources.

We rely on bank deposits to be a low cost and stable source of funding. In addition, our future growth will largely depend on our ability to maintain and grow a strong deposit base. If we are unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources, we may not be able to grow our assets as quickly. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits in response to interest rate changes initiated by the FRBC Open Market Committee or for other reasons of their choice, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income. Any decline in available funding could adversely affect our ability to continue to implement our business strategy which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Our future ability to pay dividends is subject to restrictions.

We currently conduct substantially all of our operations through our subsidiaries, and a significant part of our income is attributable to dividends from the Bank. We principally rely on the profitability of the Bank to conduct operations and satisfy obligations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and in economic conditions in general.

Holders of our common stock are only entitled to receive such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our stockholders. Although we currently expect to continue to pay quarterly dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. We are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Finally, our ability to pay dividends to our stockholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. See Part II, Item 5. "Dividends."

The trading volumes in our common stock may not provide adequate liquidity for investors.

Shares of our common stock are listed on the NASDAQ Global Select Market; however, the average daily trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the current daily average trading volume of our common stock, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a significant decline in the price of our common stock.

The trading price of our common stock may be subject to continued significant fluctuations and volatility.

The market price of our common stock could be subject to significant fluctuations due to, among other things:

- actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts and investors, including with respect to further credit losses on loans or unfunded commitments we may incur;
- announcements regarding significant transactions in which we may engage;
- market assessments regarding such transactions;
- changes or perceived changes in our operations or business prospects;
- legislative or regulatory changes affecting our industry generally or our businesses and operations;
- a weakening of general market and economic conditions, particularly with respect to economic conditions in Illinois;
- the operating and share price performance of companies that investors consider to be comparable to us;
- future offerings by us of debt, preferred stock or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;
- actions of our current stockholders, including future sales of common stock by existing stockholders and our directors and executive officers; and
- other changes in U.S. or global financial markets, economies and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

Shares of our common stock are subject to dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the number of shares authorized in our Certificate of Incorporation. We may issue additional shares of our common stock (or securities convertible into common stock) in the future for a number of reasons, including to finance our operations and business strategy (including mergers and acquisitions), to adjust our ratio of debt to equity, to address regulatory capital concerns, or to satisfy our obligations upon the exercise of outstanding stock awards. We may issue equity securities in transactions that generate cash proceeds, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Certain banking laws and our governing documents may have an anti-takeover effect and may make it difficult and expensive to remove current management.

Certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. In addition, certain provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of the Company, even if such event was perceived by you to be beneficial to your interests. These include, among others, (a) provisions that empower our board of directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by the board of directors, (b) we have a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board, and (c) the approval of certain business combinations require the affirmative vote of at least 75% of our outstanding shares of common stock. The combination of these laws and provisions in our certificate of incorporation may inhibit certain business combinations, including a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. These provisions in our certificate of incorporation could also discourage proxy contests and make it more difficult and expensive for holders of our common stock to elect directors other than the candidates nominated by our board of directors or otherwise remove existing directors and management, even if current management is not performing adequately.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our business primarily at 48 banking locations in various communities throughout the greater western and southern Chicago metropolitan area. The principal business office of the Company is located at 37 South River Street, Aurora, Illinois. We own 42 of our properties and lease six of our locations. Our six leased locations are under agreements that end from March 31, 2023 through June 30, 2030. We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

Item 3. Legal Proceedings

The Company and its subsidiaries have, from time to time, collection suits and other actions that arise in the ordinary course of business against its borrowers and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

For information regarding securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12.

Market for the Company's Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "OSBC." As of December 31, 2022, we had 1,258 stockholders of record for our common stock. The following table sets forth the high and low trading prices of our common stock on the NASDAQ Global Select Market, and information about declared dividends during each quarter for 2022 and 2021.

	2022			2021		
	High	Low	Dividend	High	Low	Dividend
First quarter	$ 15.48	$ 12.55	$ 0.05	$ 14.16	$ 9.75	$ 0.01
Second quarter	15.68	13.28	0.05	14.45	12.29	0.05
Third quarter	15.00	13.03	0.05	13.30	11.16	0.05
Fourth quarter	17.80	12.91	0.05	14.23	11.95	0.05

Dividends

The Company's stockholders are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank; however, certain regulatory restrictions and the terms of its debt and equity securities, limit the amount of cash dividends it may pay. See "Supervision and Regulation—Regulation and Supervision of the Bank."

Although we currently expect to continue to pay quarterly dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

As a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of surplus or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Regulation and Supervision of the Company."

Stock Repurchases

In September 2019, our board of directors authorized the repurchase of up to 1,494,826 shares of our common stock (the "Repurchase Program"). The Repurchase Program expired on September 19, 2020 and then was extended through October 20, 2021. The Repurchase Program expired on October 21, 2021, and no other repurchase program is in effect as of December 31, 2022. We made no repurchases in the year ended 2022.

Recent Sales of Unregistered Securities

None.

Form 10-K and Other Information

Transfer Agent/Stockholder Services

Inquiries related to stockholders' records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp, Inc.
c/o Shirley Cantrell,
Stockholder Relations Department
37 South River Street
Aurora, Illinois 60507
(630) 906-2303
scantrell@oldsecond.com

Stockholder Return Performance Graph. The following graph indicates, for the period commencing December 31, 2017, and ending December 31, 2022, a comparison of cumulative total returns for the Company, S&P 500 Index and the KBW NASDAQ Bank Index. The information assumes that $100 was invested at the closing price at December 31, 2017, in the common stock of the Company and each index and that all dividends were reinvested.



Index	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Old Second Bancorp, Inc.	100.00	95.50	99.26	74.74	94.37	121.95
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
KBW Nasdaq Bank Index	100.00	82.29	112.01	100.46	138.97	109.23

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides additional information regarding our operations for the twelve-month periods ending December 31, 2022, 2021 and 2020, and financial condition at December 31, 2022 and 2021 and should be read in conjunction with our consolidated financial statements and the related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this annual report.

Business overview

We provide a wide range of financial services through our 48 banking locations located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. These banking centers offer access to a full range of traditional retail and commercial banking services including treasury management operations as well as fiduciary and wealth management services. We focus our business on establishing and maintaining relationships with our clients while maintaining a commitment to providing for the financial services needs of the communities in which we operate through our retail branch network. We emphasize relationships with individual customers as well as small to medium-sized businesses throughout our market area. Our market area includes a mix of commercial and industrial, real estate, and consumer related lending opportunities, and provides a stable, loyal core deposit base. We also offer extensive wealth management services, which include a registered investment advisory platform in addition to trust administration and trust services related to personal and corporate trusts, including employee benefit plan administration services.

Our primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and our primary lending products are commercial mortgages, leases, construction lending, commercial loans, residential mortgages, and consumer loans. Many of our loans are secured by various forms of collateral including real estate, business assets, and consumer property although borrower cash flow is the primary source of repayment at the time of loan origination.

On December 1, 2021, we closed on our acquisition of West Suburban Bancorp, Inc. ("West Suburban"), and its wholly owned subsidiary, West Suburban Bank. As a result of this transaction, we acquired $1.07 billion of securities available-for sale at fair value, $1.50 billion of loans, net of fair value adjustments, and $2.69 billion of deposits, net of fair value adjustments. The transaction resulted in us increasing our presence in the west suburban Chicago area, as 34 branches were acquired with a retail and commercial client mix of loans and deposits. Historical periods before December 1, 2021, reflect results of our legacy operations. Subsequent to closing, results reflect all post-acquisition activity of the combined company.

Summary Financial Data


Old Second Bancorp, Inc. and Subsidiaries
Financial Highlights
(Dollars in thousands, except per share data)


	2022	2021	2020
Balance sheet items at year-end			
Total assets	$ 5,888,317	$ 6,212,189	$ 3,040,837
Total earning assets	5,488,534	5,845,972	2,859,154
Average assets	6,071,220	3,483,100	2,860,770
Loans, gross	3,869,609	3,420,804	2,034,851
Allowance for credit losses on loans	49,480	44,281	33,855
Deposits	5,110,723	5,466,232	2,537,073
Securities sold under agreement to repurchase	32,156	50,337	66,980
Other short-term borrowings	90,000	-	-
Junior subordinated debentures	25,773	25,773	25,773
Subordinated debentures	59,297	59,212	-
Senior notes	44,585	44,480	44,375
Notes payable and other borrowings	9,000	19,074	23,393
Stockholders' equity	461,141	502,027	307,087
Results of operations for the year ended			
Interest and dividend income	$ 216,473	$ 105,165	$ 104,215
Interest expense	10,317	8,450	12,464
Net interest and dividend income	206,156	96,715	91,751
Provision for credit losses	6,550	4,326	10,413
Noninterest income	43,116	39,260	37,487
Noninterest expense	151,173	103,782	81,417
Income before taxes	91,549	27,867	37,408
Provision for income taxes	24,144	7,823	9,583
Net income available to common stockholders	$ 67,405	$ 20,044	$ 27,825
Performance ratio			
Return on average total assets	1.11 %	0.58 %	0.97 %
Return on average equity	14.46 %	6.04 %	9.67 %
Average equity to average assets	7.68 %	9.53 %	10.06 %
Dividend payout ratio	13.25 %	24.24 %	4.26 %
Per share data			
Basic earnings	$ 1.51	$ 0.66	$ 0.94
Diluted earnings	$ 1.49	$ 0.65	$ 0.92
Common book value per share	$ 10.34	$ 11.29	$ 10.47
Weighted average diluted shares outstanding	45,213,088	30,737,862	30,174,072
Weighted average basic shares outstanding	44,526,655	30,208,663	29,623,333
Shares outstanding at year-end	44,582,311	44,461,045	29,328,723
Loan quality ratios			
Allowance for credit losses on loans to total loans at end of the year	1.28 %	1.29 %	1.66 %
Provision for credit losses on loans to total loans	0.17 %	0.13 %	0.45 %
Net loans charged-off to average total loans	0.04 %	0.22 %	0.05 %
Nonaccrual loans to total loans at end of the year	0.82 %	1.21 %	1.09 %
Nonperforming assets to total assets at end of the year	0.59 %	0.76 %	0.84 %
Allowance for credit losses on loans to nonaccrual loans	156.57 %	106.62 %	151.95 %

Old Second Bancorp, Inc. and Subsidiaries
Quarterly Financial Information
(Dollars in thousands, except per share data)

	2022				2021			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$ 67,745	$ 58,008	$ 47,389	$ 43,331	$ 30,790	$ 24,791	$ 24,194	$ 25,390
Interest expense	3,654	2,439	2,125	2,099	2,190	2,173	2,240	1,847
Net interest income	64,091	55,569	45,264	41,232	28,600	22,618	21,954	23,543
Provision for credit losses	1,500	4,500	550	-	12,326	(1,500)	(3,500)	(3,000)
Securities (losses) gains, net	(910)	(1)	(33)	-	(14)	244	2	-
Income (loss) before taxes	31,853	26,577	16,676	16,443	(11,539)	11,329	11,972	16,105
Net income (loss)	23,615	19,523	12,247	12,020	(9,067)	8,412	8,820	11,879
Basic earnings per share	0.53	0.43	0.28	0.27	(0.27)	0.30	0.30	0.41
Diluted earnings per share	0.52	0.43	0.27	0.27	(0.26)	0.29	0.30	0.40
Dividends paid per share	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.01

2022 Financial Overview

In 2022, we recorded net income of $67.4 million, or $1.49 per fully diluted share, compared to $20.0 million, or $0.65 per fully diluted share, in 2021, and $27.8 million, or $0.92 per fully diluted share, in 2020. Our basic earnings per share for the periods presented were $1.51 in 2022, $0.66 in 2021 and $0.94 in 2020.

Our 2022 net income increased primarily as a result of a full year accounting impact of, and the income related to, our acquisition of West Suburban. Adjusted net income, a non-GAAP financial measure that excludes both acquisition-related costs, net of gains on branch sales, and gains on the sale of the Visa and land trust portfolios, was $73.4 million in 2022. See the discussion entitled "Non-GAAP Financials Measures" on page 39 and the table below, which provides a reconciliation of this non-GAAP measure and related items, to the most comparable GAAP equivalents.

	Year Ended December 31,		
	2022	2021	2020
Net Income			
Income before income taxes (GAAP)	$ 91,549	$ 27,867	$ 37,408
Pre-tax income adjustments:			
Provision for credit losses - Day Two	-	14,625	-
Merger-related costs, net of gains/losses on branch sales	9,144	13,190	-
Gains on the sale of Visa credit card and land trust portfolios	(923)	-	-
Adjusted net income before taxes	99,770	55,682	37,408
Taxes on adjusted net income	26,341	13,800	9,583
Adjusted net income (non-GAAP)	$ 73,429	$ 41,882	$ 27,825
Basic earnings per share (GAAP)	$ 1.51	$ 0.66	$ 0.94
Diluted earnings per share (GAAP)	1.49	0.65	0.92
Adjusted basic earnings per share excluding acquisition-related costs (non-GAAP)	1.65	1.39	0.94
Adjusted diluted earnings per share excluding acquisition-related costs (non-GAAP)	1.62	1.36	0.92

Adjusted net income provides for a comparative analysis of our performance excluding those one time matters caused by the acquisition of West Suburban. Branch sales were completed to eliminate duplicative geographic locations stemming from the West Suburban acquisition, and the Visa credit card and land trust portfolio sales were executed to exit products that were not within our strategic plan.

Net interest and dividend income increased $109.4 million, or 113.2% for 2022 compared to 2021, due primarily to loan growth and the impact of market interest rate increases on loans and securities. Average loans, including loans held-for-sale, increased $1.58 billion, or 76.8%, in 2022 compared to 2021. The acquisition of West Suburban in late 2021 contributed to this average loan growth, as well as the development of additional lending verticals in 2022. Organic loan growth in 2022 drove increases in our commercial, leases, and commercial real estate-investor loan portfolios. Total interest and dividend income growth in 2022, compared to 2021, resulted in a 57 basis point increase in average rates earned on interest earning assets. Average interest bearing deposits increased $1.41 billion, or 75.9%, for 2022 compared to 2021, while average deposit rates decreased three basis points over the same period. The decrease in deposit rates was primarily due to a decrease in the average time deposit rates which were partially offset by increased rates for NOW and money markets. Average noninterest bearing deposits increased by $1.10 billion, or 100.6%, from 2021 to 2022, as a result of our acquisition of West Suburban. Noninterest deposits also increased due to commercial demand deposit growth which correlated with our commercial, leases, and commercial real estate loan growth.

We continued to reposition our balance sheet in 2022 to provide appropriate funding for loan growth, ensure adequate liquidity, reduce asset quality risk, and to decrease the rising interest rate risk on our cost of funds. In 2022, our available-for-sale securities portfolio decreased $154.3 million, compared to year-end 2021, due primarily to $310.8 million of security sales, paydowns, maturities, and calls, as well as the $138.9 million in unrealized losses recorded in 2022. These decreases in 2022 were partially offset by security purchases of $301.6 million. The unrealized mark to market adjustment on securities was a $123.5 million unrealized loss as of December 31, 2022, compared to a $15.5 million unrealized gain at December 31, 2021, due primarily to market interest rate increases. Average interest bearing liabilities increased $1.41 billion, to $3.46 billion in 2022 from $2.06 billion in 2021, as funding needs in 2022 were also met by an increase in average noninterest bearing deposits year over year. Total average borrowing decreased $6.1 million to $190.5 million compared to $196.6 million in 2021. During 2022, we paid down notes payable by $10.1 million, and increased other short-term borrowings to offset the reduction in securities sold under repurchase agreements deposit runoff and to fund loan growth.

Management also continued to emphasize credit quality and maintained our capital ratios with continued strong liquidity. In 2022, we experienced loan growth of $448.8 million, or 13.1%, over 2021. The growth was driven primarily by originations of loans with new lending groups, such as the sponsor finance team, as well as growth in commercial, leasing, and commercial real estate loans. Asset quality levels have remained relatively stable over the last few years relative to total assets, with nonperforming assets of $34.5 million or 0.59% of total assets for 2022, compared to $47.0 million, or 0.76% of total assets for 2021, and $25.5 million, or 0.84% of total assets, for 2020, with the total dollar decrease in 2022, compared to 2021, primarily due to the reduction in nonaccrual loans of $9.9 million. We also continued to take steps to control operating expenses and increase noninterest income. A decline in other real estate owned holdings of $795,000 in 2022 resulted in a decrease of $21,000 in net other real estate owned expenses for 2022 compared to 2021, and a decline in other real estate owned holdings of $118,000 in 2021 compared to 2020 resulted in a decrease in expenses of $500,000 in the like period.

As we focused on mitigating the increase of noninterest expenses, exclusive of acquisition-related activity, we were also able to maintain our profitable wealth management business, and continue profitability, though to a lesser extent, with the mortgage banking business as originations and sales were negatively impacted by the rising interest rates.

For information comparing our financial condition and results of operations for the year ended December 31, 2021, to year ended December 31, 2020, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 10, 2022.

Critical accounting estimates

Our consolidated financial statements are prepared based on the application of accounting policies in accordance with GAAP and follow general practices within the banking industry. These policies require the reliance on estimates, assumptions and judgements, which may prove inaccurate or are subject to variations. Changes in underlying factors, estimates, assumptions or judgements could have a material impact on our future financial condition and results of operations.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for credit losses and fair value measurements to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, we consider these policies, discussed below, to be critical accounting estimates and discuss them directly with the Audit Committee of our board of directors.

Significant accounting policies are presented in Note 1 of the financial statements included in this annual report. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Recent accounting pronouncements and standards that have impacted or could potentially affect us are also discussed in Note 1 of the consolidated financial statements.

Allowance for credit losses for loans

The allowance for credit losses ("ACL") for loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

The ACL involves critical accounting estimates because:

- changes in the provision for credit losses can materially affect our financial results;

- estimates relating to the ACL require us to project future borrower performance, including cash flows, delinquencies and charge-offs, along with, when applicable, collateral values, based on a reasonable and supportable forecast period utilizing forward-looking economic scenarios in order to estimate probability of default and loss given default; and

- the ACL is influenced by factors outside of our control such as industry and business trends, geopolitical events and the effects of laws and regulations as well as economic conditions such as trends in housing prices, interest rates, GDP, inflation, energy prices and unemployment; and

- considerable judgment is required to determine whether the models used to generate the ACL produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

Because our estimates of the ACL involve judgments and are influenced by factors outside of our control, there is uncertainty inherent in these estimates. Changes in such estimates could significantly impact our ACL and provision for credit losses. See Note 1 – *Basis of Presentation and Changes in Significant Accounting Policies* in the accompanying notes to the consolidated financial statements included elsewhere in this annual report for a discussion of our ACL.

As a result of management's modeling, we recorded an ACL on loans of $49.5 million as of December 31, 2022; in addition, we recorded an ACL on unfunded commitments of $5.1 million as of December 31, 2022, included within other liabilities. We recorded provision for credit losses of $6.6 million in 2022, comprised of $6.8 million of provision for credit loss expense on loans, and $200,000 release of provision on unfunded commitments. In 2021, we recorded a provision for credit losses of $4.3 million, comprised of a $9.4 million release of provision for credit losses expense on loans, a $12.2 million Day Two non-PCD credit mark on West Suburban acquired loans, and a $1.5 million provision for credit losses on unfunded commitments, and $10.4 million of provision expense on loans recorded in 2020. In addition, a discussion of the factors driving changes in the amount of the ACL is included in the "Allowances for Credit Losses" section below.

Fair Value Measurements

The use of fair values is required in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date and is based on the assumptions market participants would use when pricing an asset or liability.

In determining the fair value of financial instruments, market prices of the same or similar instruments are used whenever such prices are available. If observable market prices are unavailable or impracticable to obtain, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Fair value is estimated using modeling techniques and incorporates assumptions about interest rates, duration, prepayment speeds, risks inherent in a particular valuation technique and the risk of nonperformance. These assumptions are inherently subjective as they require material estimates, all of which may be susceptible to significant change. See Note 17 "Fair Value Measurements" and Note 18 "Fair Values of Financial Instruments," to the consolidated financial statements which include information about the extent to which fair value is used to measure assets and liabilities, and the valuation methodologies and key inputs used for further information regarding the valuation processes.

Non-GAAP Financial Measures

This annual report contains references to financial measures that are not defined in GAAP. Such non-GAAP financial measures include the presentation of adjusted net income, net interest income and net interest income to interest earning assets on a tax equivalent ("TE") basis and our tangible common equity to tangible assets ratio. Management believes that the presentation of these non-GAAP financial measures (a) provides important supplemental information that contributes to a proper understanding of our operating performance, (b) enables a more complete understanding of factor and trends affecting our business, and (c) allows investors to evaluate our performance in a manner similar to management, the financial services industry, bank stock analysts, and bank regulators. Management uses non-GAAP measures as follows: in the preparation of our operating budgets, monthly financial performance reporting, and in our presentation to investors of our performance. However, we acknowledge that these non-GAAP financial measures have a number of limitations. Limitations associated with non-GAAP financial measures include the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to our GAAP results. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures is presented below or alongside the first instance where each non-GAAP financial measure is used.

Results of operations

Net interest income

Net interest income, which is our primary source of earnings, is the difference between interest income and fees earned on interest-earning assets, such as loans and investment securities, as well as accretion income on purchased loans, and interest incurred on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the relative mix of interest-earning assets and interest-bearing liabilities, the ratio of interest-earning assets to total assets and of interest-bearing liabilities to total funding sources, and movements in market interest rates. Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of nonearning assets including nonperforming loans, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction. Our asset and liability committee ("ALCO") seeks to manage interest rate risk under a variety of rate environments by structuring our balance sheet and off-balance sheet positions. This process is discussed in more detail in the section entitled "Interest rate risk" in "Quantitative and Qualitative Disclosures about Market Rate Risk."

Our net interest income increased $109.4 million, or 113.2%, to $206.2 million for 2022, from $96.7 million for 2021. The increase in 2022 was primarily driven by our December 1, 2021 acquisition of West Suburban, and the resultant full year of net interest income from loans and securities. Our net interest margin, which is net interest income divided by total interest-earning assets, was 3.63% for the year ended 2022, compared to 2.95% for the year ended 2021, an increase of 68 basis points. Our net interest margin on a taxable equivalent (TE) basis, was 3.65% for the year ended 2022, compared to 3.00% for the year ended 2021, an increase of 65 basis points. Average interest earning assets increased $2.41 billion during 2022 as both volume and rates reflected growth, impacting net interest income. The increase in interest expense in 2022 compared to 2021 was due primarily to subordinated debenture expense increases based on a full year of interest in 2022, NOW and money market accounts, as well as a rise in our short-term funding needs, as we utilized short-term borrowings (FHLB advances) during the second half of 2022.

Our net interest income increased $5.0 million, or 5.5%, to $96.8 million for 2021, from $91.8 million for 2020. The increase in 2021 was primarily driven by our December 1, 2021 acquisition of West Suburban, and the resultant $4.6 million in net interest income. Our net interest margin was 2.95% for the year ended 2021, compared to 3.43% for the year ended 2020, a decrease of 48 basis points. Our net interest margin on a taxable equivalent (TE) basis, was 3.00% for the year ended 2021, compared to 3.48% for the year ended 2020, a decrease of 48 basis points. Although average interest earning assets increased $598.0 million during 2021, the market rate reductions were more impactful than the volume growth of lower yielding assets. The decrease in interest expense in 2021 compared to 2020 was due primarily to lower rates paid on all interest bearing deposits, as well as a reduction of our short-term funding needs, as our excess liquidity on hand allowed us to utilize minimal short-term borrowings for the majority of 2021.

Our average earning assets increased $2.41 billion, or 73.7%, to $5.68 billion in 2022, from $3.27 billion in 2021. The increase was primarily attributable to an increase in our securities and loan portfolios, primarily due to the West Suburban acquisition, in addition to organic commercial, lease financing, and commercial real estate loan growth. Our average earning assets increased $598.0 million, or 22.4%, to $3.27 billion in 2021, from $2.67 billion in 2020. The increase was primarily attributable to growth in our interest earning assets with financial institutions of $312.9 million stemming from the West Suburban acquisition, as well as an increase in our loan portfolio, also primarily due to the West Suburban acquisition, in addition to organic commercial, lease financing, construction, and commercial real estate loan growth.

Our average interest bearing liabilities increased $1.41 billion, or 68.4%, to $3.46 billion for 2022, from $2.06 billion in 2021, due primarily to an increase in all deposit categories. Interest bearing deposits increased by $1.41 billion, or 75.9%, to $3.27 billion in 2022, compared to $1.86 billion in 2021, due primarily to the West Suburban acquisition. Deposit growth was also driven by increases in commercial deposit accounts stemming from new commercial loans. Our average other borrowings decreased $6.1 million to $190.5 million in 2022 from $196.6 million in 2021. This was mainly due to a decrease of $25.7 million in average securities sold under repurchase agreements and a decrease of $8.5 million in average notes payable as we continue to paydown the US Bank term note, which is set to be paid off in February 2023. Partially offsetting the decrease in our average other borrowings was an increase of $12.5 million in average other short-term borrowings due to obtaining FHLB advances during the second half of 2022. Our average interest bearing liabilities increased $352.4 million, or 20.7%, from $1.70 billion in 2020 to $2.06 billion in 2021, due primarily to an increase in all deposit categories, other than time deposits. Deposit growth was driven by growth in commercial deposit accounts stemming from new commercial loans. Our average subordinated debentures increased to $43.8 million in 2021, from no balance in 2020, due to $60.0 million of subordinated debentures that were issued in April 2021. Our notes payable and other borrowings decreased due to the quarterly paydowns of the US Bank term note, as well as the payoff of a long-term FHLB advance of $6.1 million in 2022.

The following table sets forth certain information relating to our average consolidated balance sheets and reflects the yield on average interest earning assets and cost of average interest bearing liabilities for the years indicated obtained by dividing the related interest by the average balance of assets or liabilities. Average balances are derived from daily balances.

Analysis of Average Balances,
Tax Equivalent Income / Expense and Rates
(Dollars in thousands - unaudited)

	Year Ended December 31,								
	2022			2021			2020		
	Average Balance	Income / Expense	Rate %	Average Balance	Income / Expense	Rate %	Average Balance	Income / Expense	Rate %
Assets									
Interest earning deposits with financial institutions	$ 308,845	$ 2,175	0.70	$ 493,313	$ 656	0.13	$ 180,439	$ 258	0.14
Securities:									
Taxable	1,537,655	31,566	2.05	522,892	8,168	1.56	265,312	6,773	2.55
Non-taxable (TE)[1]	181,496	6,692	3.69	188,951	6,464	3.42	199,386	6,926	3.47
Total securities (TE)[1]	1,719,151	38,258	2.23	711,843	14,632	2.06	464,698	13,699	2.95
Dividends from FHLBC and FRBC	19,051	936	4.91	10,201	456	4.47	9,917	484	4.88
Loans and loans held-for-sale [1,2]	3,637,815	176,532	4.85	2,057,594	90,793	4.41	2,019,903	91,241	4.52
Total interest earning assets	5,684,862	217,901	3.83	3,272,951	106,537	3.26	2,674,957	105,682	3.95
Cash and due from banks	52,333	-	-	30,621	-	-	31,143	-	-
Allowance for credit losses on loans	(45,742)	-	-	(32,183)	-	-	(29,771)	-	-
Other noninterest bearing assets	379,767	-	-	211,711	-	-	184,441	-	-
Total assets	$ 6,071,220			$ 3,483,100			$ 2,860,770		
Liabilities and Stockholders' Equity									
NOW accounts	$ 610,072	$ 564	0.09	$ 584,530	$ 380	0.07	$ 456,284	$ 564	0.12
Money market accounts	1,004,992	958	0.10	407,356	344	0.08	296,398	497	0.17
Savings accounts	1,188,771	378	0.03	502,863	237	0.05	363,331	508	0.14
Time deposits	468,476	1,448	0.31	365,167	1,510	0.41	424,831	5,033	1.18
Interest bearing deposits	3,272,311	3,348	0.10	1,859,916	2,471	0.13	1,540,844	6,602	0.43
Securities sold under repurchase agreements	35,157	40	0.11	60,895	82	0.13	53,808	202	0.38
Other short-term borrowings	12,534	480	3.83	-	-	-	11,255	179	1.59
Junior subordinated debentures	25,773	1,136	4.41	25,773	1,133	4.40	31,101	2,215	7.12
Subordinated debentures	59,255	2,185	3.69	43,820	1,610	3.67	-	-	-
Senior note	44,533	2,682	6.02	44,429	2,692	6.06	44,323	2,692	6.07
Notes payable and other borrowings	13,239	446	3.37	21,700	462	2.13	22,812	574	2.52
Total interest bearing liabilities	3,462,802	10,317	0.30	2,056,533	8,450	0.41	1,704,143	12,464	0.73
Noninterest bearing deposits	2,097,151	-	-	1,045,518	-	-	832,180	-	-
Other liabilities	44,986	-	-	49,166	-	-	36,758	-	-
Stockholders' equity	466,281	-	-	331,883	-	-	287,689	-	-
Total liabilities and stockholders' equity	$ 6,071,220			$ 3,483,100			$ 2,860,770		
Net interest income (GAAP)		$ 206,156			$ 96,715			$ 91,751	
Net interest margin (GAAP)			3.63			2.95			3.43
Net interest income (TE)[1]		$ 207,584			$ 98,087			$ 93,218	
Net interest margin (TE)[1]			3.65			3.00			3.48
Interest bearing liabilities to earning assets	60.91 %			62.83 %			63.71 %		

[1] *Tax equivalent basis is calculated using a marginal tax rate of 21% in 2022, 2021 and 2020. See the discussion entitled "Non-GAAP Presentations" below and the table on page 42 that provides a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.*

[2] *Interest income from loans is shown on a tax equivalent basis, which is a non-GAAP financial measure, discussed below, and includes fees of $3.0 million for 2022, $5.8 million for 2021, and $4.3 million for 2020. Nonaccrual loans are included in the above stated average balances.*

For purposes of discussion, net interest income and net interest income to interest earning assets have been adjusted to a non-GAAP (TE) basis to more appropriately compare returns on tax-exempt loans and securities to other earning assets. The table below provides a reconciliation of each non-GAAP (TE) measure to the GAAP equivalent:

	Effect of Tax Equivalent Adjustment		
(In thousands)	2022	2021	2020
Interest income (GAAP)	$ 216,473	$ 105,165	$ 104,215
Taxable equivalent adjustment - loans	23	15	12
Taxable equivalent adjustment - securities	1,405	1,357	1,455
Interest income (TE)	217,901	106,537	105,682
Less: interest expense (GAAP)	10,317	8,450	12,464
Net interest income (TE)	$ 207,584	$ 98,087	$ 93,218
Net interest income (GAAP)	$ 206,156	$ 96,715	$ 91,751
Average interest earning assets	$ 5,684,862	$ 3,272,951	$ 2,674,957
Net interest margin (GAAP)	3.63 %	2.95 %	3.43 %
Net interest margin (TE)	3.65 %	3.00 %	3.48 %

The following table allocates the changes in net interest income to changes in either average balances or average rates for interest earning assets and interest bearing liabilities. Interest income is measured on a tax-equivalent basis using a 21% marginal rate for all periods presented. Interest income not yet received on nonaccrual loans is reversed upon transfer to nonaccrual status; future receipt of interest income is a reduction to principal while in nonaccrual status.

Analysis of Year-to-Year Changes in Net Interest Income[1]

	2022 Compared to 2021			2021 Compared to 2020		
	Change Due to			Change Due to		
(In thousands)	Average Volume	Average Rate	Total Change	Average Volume	Average Rate	Total Change
Interest and dividend income						
Interest earning deposits	$ (145)	$ 1,664	$ 1,519	$ 414	$ (17)	$ 397
Securities:						
Taxable	20,138	3,260	23,398	2,344	(949)	1,395
Tax-exempt	(235)	463	228	(443)	(19)	(462)
Dividends from FHLBC and FRBC	431	49	480	14	(42)	(28)
Loans and loans held-for-sale	75,884	9,855	85,739	2,128	(2,576)	(448)
Total interest and dividend income	96,073	15,291	111,364	4,457	(3,603)	854
Interest expense						
NOW accounts	17	167	184	367	(551)	(184)
Money market accounts	564	50	614	469	(622)	(153)
Savings accounts	185	(44)	141	334	(605)	(271)
Time deposits	(577)	515	(62)	(625)	(2,898)	(3,523)
Securities sold under repurchase agreements	(31)	(11)	(42)	31	(151)	(120)
Other short-term borrowings	480	-	480	(90)	(90)	(180)
Junior subordinated debentures	-	3	3	(335)	(747)	(1,082)
Subordinated debt	572	3	575	1,610	-	1,610
Senior notes	6	(16)	(10)	-	-	-
Notes payable and other borrowings	32	(48)	(16)	(27)	(85)	(112)
Total interest expense	1,248	619	1,867	1,734	(5,749)	(4,015)
Net interest and dividend income	$ 94,825	$ 14,672	$ 109,497	$ 2,723	$ 2,146	$ 4,869

[1] *The changes in net interest income are created by changes in both interest rates and volumes. In the table above, volume variances are computed using the change in volume multiplied by previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of absolute dollar amounts of the change in each.*

Provision for credit losses

The provision for credit losses is the expense necessary to maintain the ACL at levels appropriate to absorb our estimate of credit losses expected over the life of our loan portfolio and unfunded lending commitments.

We recorded a $6.6 million provision for credit losses in 2022, an increase of $2.3 million, from 2021. The increase in provision expense over the prior year was primarily due to loan growth of $448.8 million in 2022, partially offset by improved economic factors. The 2021 provision for credit losses of $4.3 million compared to $10.4 million in 2020 was primarily due to the acquisition of West Suburban Bank, which was offset by improvements in economic conditions coming out of the COVID pandemic.

For additional discussion of the credit provision and allowance for credit losses, see the section below "Allowance for Credit Losses" in this Item 7. Management's Discussion and Analysis of Financial Condition.

Noninterest income

(Dollars in thousands)	Noninterest Income for the Twelve Months ending December 31,			Percent Change From	
	2022	2021	2020	2022-2021	2021-2020
Wealth management	$ 9,887	$ 9,408	$ 7,905	5.1	19.0
Service charges on deposits	9,562	5,403	5,512	77.0	(2.0)
Residential mortgage banking revenue					
Secondary mortgage fees	332	1,044	1,654	(68.2)	(36.9)
Mortgage servicing rights mark to market gain (loss)	3,177	1,261	(3,999)	151.9	131.5
Mortgage servicing income	2,130	2,181	1,950	(2.3)	11.8
Net gain on sales of mortgage loans	2,022	9,300	15,519	(78.3)	(40.1)
Total residential mortgage banking revenue	7,661	13,786	15,124	(44.4)	(8.8)
Securities (losses) gains, net	(944)	232	(25)	(506.9)	N/M
Increase in cash surrender value of BOLI	718	1,390	1,233	(48.3)	12.7
Death benefit realized on bank-owned life insurance	-	-	57	-	(100.0)
Card related income	10,989	6,712	5,532	63.7	21.3
Other income	5,243	2,329	2,149	125.1	8.4
Total noninterest income	$ 43,116	$ 39,260	$ 37,487	9.8	4.7

N/M - *Not meaningful*

Our total noninterest income increased $3.9 million, or 9.8%, to $43.1 million for 2022, compared to $39.3 million for 2021. The increase was primarily due to:

- Mark to market gains on mortgage servicing rights (MSRs) of $3.2 million in 2022, compared to a mark to market gains on MSRs of $1.3 million recorded in 2021, primarily due to rising market interest rates in late 2022.
- A $479,000, or 5.1%, increase in wealth management income to $9.9 million in 2022, from $9.4 million in 2021, due to growth in assets under management due to rising interest rates and an increase in wealth management clients.
- A $4.2 million, or 77.0%, increase in service charges on deposits in 2022, compared to $5.4 million in 2021. The increase in 2022 was primarily due to the West Suburban acquisition and resultant additional fee income.
- A $4.3 million, or 63.7%, increase in card-related income in 2022, compared to 2021, due to increased consumer spending and card-related income acquired in our acquisition of West Suburban.
- Other income increased $2.9 million, or 125.1% in 2022, compared to 2021, primarily due to a $743,000 gain on a Visa credit card portfolio sale and a $180,000 gain on the sale of a land trust portfolio in the third quarter of 2022.

Partially offsetting these increases were reductions in secondary mortgage fees of $712,000, or 68.2%, in 2022 compared to 2021, as well as a reduction in the net gain on sales of mortgage loans of $7.3 million, or 78.3%, over the same period, each due to a reduction in secondary market mortgage loan origination volumes in 2022 due to the rising rate environment. Finally, net securities losses of $944,000 were recorded in 2022, compared to $232,000 of net securities gains in 2021, reflecting strategic security sales in 2022 given the increasing rate environment resulting in downward pressure on the bond market during the year. We had no BOLI death benefit proceeds in 2022 or 2021.

Our total noninterest income increased $1.8 million, or 4.7%, to $39.3 million for 2021, compared to $37.5 million for 2020. This increase was due to growth in wealth management of $1.5 million, card related income of $1.2 million, and mark to market gains on MSRs of $5.3 million. Partially offsetting the increase of noninterest income from 2020 to 2021 was a decrease in the net gain on the sales of mortgage loans of $6.2 million, or 40.1%, year over year, due to the high level of refinancing and new mortgage originations in 2020 due to low market interest rates for the majority of 2020. Secondary mortgage service fees also decreased in 2021 compared to 2020. We had net gains on securities of $232,000 in 2021, primarily due to sales of $605.8 million, compared to net losses of $25,000 in 2020 on portfolio sales of $18.0 million. Security sales in 2021 were executed shortly after our acquisition of West Suburban to reposition the portfolio based on our investment strategy. Finally, there were no BOLI death benefit proceeds realized in 2021, compared to $57,000 of BOLI death benefit proceeds realized in 2020, and the increase in cash surrender value of BOLI rose by $157,000 for the year ended December 31, 2021, compared to the 2020 like period.

Noninterest expense

(Dollars in thousands)	Noninterest Expense for the Twelve Months ending December 31,			Percent Change From	
	2022	2021	2020	2022-2021	2021-2020
Salaries	$ 64,572	$ 42,444	$ 38,058	52.1	11.5
Officers incentive	8,538	5,352	3,574	59.5	49.7
Benefits and other	13,463	9,895	7,915	36.1	25.0
Total salaries and employee benefits	86,573	57,691	49,547	50.1	16.4
Occupancy, furniture and equipment	14,992	13,548	8,498	10.7	59.4
Computer and data processing	15,795	7,936	5,143	99.0	54.3
FDIC insurance	2,401	975	597	146.3	63.3
Net teller & bill paying	3,730	874	648	326.8	34.9
General bank insurance	1,221	1,214	1,030	0.6	17.9
Amortization of core deposit intangible	2,626	644	494	307.8	30.4
Advertising expense	589	343	298	71.7	15.1
Card related expense	4,348	2,538	2,195	71.3	15.6
Legal fees	873	1,096	761	(20.3)	44.0
Consulting & management fees	2,425	5,005	760	(51.5)	558.6
Other real estate owned expense, net	130	151	651	(13.9)	(76.8)
Other expense	15,470	11,767	10,795	31.5	9.0
Total noninterest expense	$ 151,173	$ 103,782	$ 81,417	45.7	27.5

Our total noninterest expense increased by $47.4 million, or 45.7%, in 2022 compared to 2021. The increase was primarily due to:

- A $28.9 million, or 50.1%, increase in total salaries and employee benefits, comprised of a $22.1 million increase in salaries primarily due to the West Suburban acquisition and a full year of additional employees, a $3.2 million increase in officers' incentives primarily due to higher incentive accruals in 2022, and a $3.6 million increase in benefits and other expense primarily due to increases stemming from additional employees from our acquisition of West Suburban. Our number of full-time equivalent employees was 819 as of December 31, 2022, compared to 890 as of December 31, 2021. We are currently facing challenges in achieving a fully-staffed work-force due to the current labor market conditions. Many of our staff members continue to work remotely, or have a hybrid schedule of both in-office and remote workdays.
- A $1.4 million, or 10.7%, increase in occupancy, furniture and equipment expense primarily due to the acquisition of West Suburban related assets and a full year of corresponding depreciation.
- A $7.9 million, or 99.0%, increase in computer and data processing expense, primarily due to merger-related costs incurred related to our acquisition of West Suburban as systems conversion was performed in April 2022.
- A $1.4 million, or 146.3%, increase in FDIC insurance, primarily due to increased deposits related to our acquisition of West Suburban.
- A $2.9 million, or 326.8%, increase in net teller & bill paying services, primarily due to costs of new payment platforms related to our acquisition of West Suburban.
- A $1.8 million, or 71.3%, increase in card related expense, primarily due to the increase in consumers stemming from the acquisition of West Suburban.
- A $3.7 million, or 31.5%, increase in other expense in 2022, compared to 2021, primarily attributable to merger-related costs incurred related to our acquisition of West Suburban, including loan subservicing fees, check card processing fees, and other employee expenses.

Partially offsetting these increases to noninterest expense was a $223,000, or 20.3%, reduction in legal fees and a $2.6 million, or 51.5% reduction in consulting & management fees as the majority of legal and consulting fees were captured during the acquisition of West Suburban in December 2021.

Our total noninterest expense increased by $22.4 million, or 27.5%, in 2021 compared to 2020. The increase was comprised of a $4.4 million increase in salaries primarily due to the West Suburban acquisition, a $1.8 million increase in officers' incentives primarily due to higher incentive accruals in 2021, and a $2.0 million increase in benefits and other expense primarily due to increases stemming from additional employees from our acquisition of West Suburban and increases in employee insurance costs as more employees returned to more routine medical appointments, many of which were on hold during 2020 due to the COVID-19 pandemic. In addition, occupancy, furniture and equipment expense increased $5.1 million due to the acquisition of West Suburban related assets, which included $3.8 million of branch write-downs in the fourth quarter of 2021, based on our deployment of a branch assessment to determine overlap following the merger. Computer and data processing expense increased $2.8 million, consulting and management fees increased $4.2 million, and other expense increased $972,000, all due to merger-related costs incurred related to our acquisition of West Suburban. Partially offsetting these increases to noninterest expense was a $500,000 reduction in other real estate owned expense, primarily due to a $278,000 reduction in valuation reserve expenses and other reductions in insurance and taxes, professional, closing costs, and other expense relating to OREO.

Reconciliation of Adjusted Efficiency Ratio Non-GAAP Financial Measures

	GAAP Year Ended			Non-GAAP Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Efficiency Ratio / Adjusted Efficiency Ratio (Dollars in thousands)						
Noninterest expense	$ 151,173	$ 103,782	81,417	$ 151,173	$ 103,782	81,417
Less amortization of core deposit	2,626	644	494	2,626	644	494
Less other real estate expense, net	130	151	651	130	151	651
Less acquisition related costs, net of gain on branch sales	N/A	N/A	N/A	9,143	13,190	-
Noninterest expense less adjustments	$ 148,417	$ 102,987	$ 80,272	$ 139,274	$ 89,797	80,272
Net interest income	$ 206,156	$ 96,715	91,751	$ 206,156	$ 96,715	91,751
Taxable-equivalent adjustment:						
Loans	N/A	N/A	N/A	23	15	12
Securities	N/A	N/A	N/A	1,405	1,357	1,455
Net interest income including adjustments	206,156	96,715	91,751	207,584	98,087	93,218
Noninterest income	43,116	39,260	37,487	43,116	39,260	37,487
Less death benefit related to BOLI	-	-	57	-	-	57
Less securities (losses) gains, net	(944)	232	(25)	(944)	232	(25)
Less MSRs mark to market gains (losses)	3,177	1,261	(3,999)	3,177	1,261	(3,999)
Less gain on Visa credit card portfolio sale	N/A	N/A	N/A	743	-	-
Less gain on sale of land trust portfolio	N/A	N/A	N/A	180	-	-
Taxable-equivalent adjustment:						
Change in cash surrender value of BOLI	N/A	N/A	N/A	191	370	343
Noninterest income (excluding) / including adjustments	40,883	37,767	41,454	40,151	38,137	41,797
Net interest income including adjustments plus noninterest income (excluding) / including adjustments	$ 247,039	$ 134,482	133,205	$ 247,735	$ 136,224	135,015
Efficiency ratio / Adjusted efficiency ratio	60.08 %	76.58 %	60.26 %	56.22 %	65.92	59.45 %

Income taxes

Our provision for income taxes includes both federal and state income tax expense (benefit). An analysis of the provision for income taxes for the three years ended December 31, 2022, is detailed in Note 11 of the consolidated financial statements and our income tax accounting policies are described in Note 1 to the consolidated financial statements.

Our income tax expense totaled $24.1 million for December 31, 2022 compared to an income tax expense of $7.8 million for 2021 and $9.6 million for 2020. The increase in income tax expense in 2022, compared to 2021, is commensurate with the growth in our pretax income. Income tax expense reflected all relevant statutory tax rates and GAAP accounting. Our effective tax rate was 26.4% for 2022, 28.1% for 2021, and 25.6% for 2020. Any changes in tax rates will be recorded in the period enacted.

The determination of whether we will be able to realize our deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, available tax planning strategies, and assessments of both current and future economic and business conditions. Management considered both positive and negative evidence regarding our ability to ultimately realize the deferred tax assets, which is largely dependent on our ability to derive benefits based on future taxable income. For all periods presented, management determined that the realization of the deferred tax asset was "more likely than not" as required by GAAP.

Financial condition

General

Our total assets were $5.89 billion at December 31, 2022, a decrease of $323.9 million, or 5.2%, from December 31, 2021. Our total cash and cash equivalents decreased $636.9 million, driven by a decrease in interest earning deposits with financial institutions, primarily to fund loan growth.

Our loans increased by $448.8 million, or 13.1%, to $3.87 billion for the year ended December 31, 2022, compared to 2021. This increase is primarily due to organic loan growth in 2022, driven by originations of loans with new lending groups, such as the sponsor finance team, as well as growth in commercial, leasing, and commercial real estate loans.

Our total securities decreased by $154.3 million, or 9.1%, for the year ended December 31, 2022, compared to 2021, primarily due to the $310.8 million of securities paid down, matured, called, or sold, as well as the $138.9 million in unrealized losses recorded in 2022. These decreases in 2022 were partially offset by purchases of $301.6 million of securities. We recorded pretax net security losses of $944,000 in 2022.

Our total liabilities were $5.43 billion at December 31, 2022, a decrease of $283.0 million, or 5.0%, from December 31, 2021. Total deposits decreased by $355.5 million, or 6.5%, to $5.11 billion for the year ended December 31, 2022, compared to $5.47 billion for the year ended December 31, 2021, primarily due to customer usage of funds and the continuing historically low rate environment, which decreased customer incentive to maintain deposit balances. Management continued to fund new lending with short term borrowings from the Federal Home Loan Bank of Chicago (the "FHLBC").

At December 31, 2022, total stockholders' equity was $461.1 million, compared to $502.0 million at December 31, 2021. The decrease in stockholders' equity primarily stems from the increase in unrealized losses in the available for sale securities portfolio due to the increase in market interest rates, but was partially offset by net income of $67.4 million recorded in 2022.

Investments

As shown below, we had minimal changes in the overall composition of our securities portfolio from 2022 to 2021. We experienced significant changes in our securities portfolio in 2021, primarily due to the $1.07 billion of securities we acquired with our West Suburban acquisition and subsequent rebalancing.

Securities Available-for-Sale Portfolio

(Dollars in thousands)	2022			2021			2020		
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
Securities available-for-sale									
U.S. Treasury	$ 224,054	$ 212,129	13.8	$ 202,251	$ 202,339	11.9	$ 4,014	$ 4,117	0.8
U.S. government agencies	61,178	56,048	3.6	62,587	61,888	3.7	6,811	6,657	1.3
U.S. government agency mortgage-backed	140,588	124,990	8.1	172,016	172,302	10.2	16,098	17,209	3.5
States and political subdivisions	239,999	226,128	14.7	241,937	257,609	15.2	229,352	249,259	50.2
Corporate bonds	10,000	9,622	0.6	10,000	9,887	0.6	-	-	0.0
Collateralized mortgage obligations	596,336	533,768	34.7	673,238	672,967	39.7	53,999	56,585	11.4
Asset-backed securities	210,388	201,928	13.1	236,293	236,877	14.0	130,959	131,818	26.6
Collateralized loan obligations	180,276	174,746	11.4	79,838	79,763	4.7	30,728	30,533	6.2
Total securities available-for-sale	$ 1,662,819	$ 1,539,359	100.0	$ 1,678,160	$ 1,693,632	100.0	$ 471,961	$ 496,178	100.0

Our investment portfolio serves as both an important source of liquidity and as a source of income. Accordingly, the size and composition of the portfolio reflects our liquidity needs, loan demand and interest income objectives. We will adjust the size and composition of the portfolio from time to time. While a significant portion of the portfolio consists of readily marketable securities to address future liquidity needs, other parts of the portfolio may reflect funds invested pending future loan demand or to maximize interest income without undue interest rate risk.

Our total securities portfolio as of December 31, 2022, reflected a net decrease of $154.3 million, or 9.1%, from December 31, 2021. During 2022, we executed securities purchases and sales to rebalance the portfolio to better align with our investment strategy and overall liquidity needs. Securities purchased during 2022 focused on shorter duration, higher credit quality opportunities and were invested primarily in U.S. Treasuries, collateralized mortgage obligations, asset-backed securities and collateralized loan obligations. Of the total $310.8 million recorded in security sales, call, maturities and pay-downs in 2022, $29.2 million were related to U.S. government agency mortgage-backed securities, $180.9 million were related to collateralized mortgage obligations, and $83.2 million were related to asset-backed securities. Net securities losses of $944,000 were realized in 2022 related to sales and calls during the year.

Some of our holdings of U.S. government agency MBS and CMOs are issuances of government-sponsored enterprises, such as Fannie Mae and Freddie Mac, which are not backed by the full faith and credit of the U.S. government. Some holdings of MBS and CMOs are issued by Ginnie Mae, which do carry the full faith and credit of the U.S. government. We also hold some MBS and CMOs that were not issued by U.S. government agencies and are typically credit-enhanced via over-collateralization and/or subordination. Holdings of ABS were largely comprised of securities backed by student loans issued under the U.S. Department of Education's ("DOE") FFEL program, which generally provides a minimum 97% U.S. DOE guarantee of principal. These ABS securities also have added credit enhancement through over-collateralization and/or subordination. The majority of holdings issued by states and political subdivisions are general obligation or revenue bonds that have S&P or Moody's ratings of AA- or higher. Other state and political subdivision issuances are unrated and generally consist of smaller investment amounts that involve issuers in our markets. The credit quality of these issuers is monitored and none have been identified as posing a material risk of loss. We also hold collateralized loan obligation ("CLOs") securities that are generally backed by a pool of debt issued by multiple middle-sized and large businesses. Our CLO S&P or Moody's ratings distribution consists of 100% rated AAA. CLO credit enhancement is achieved through over-collateralization and/or subordination.

The following table presents the expected maturities or call dates and weighted average yield (nontax equivalent) of securities by major category as of December 31, 2022. Weighted average yield is based on amortized costs and not calculated on a tax equivalent basis. Securities not due at a single maturity date are shown only in the total column.

Securities Portfolio Maturity and Yields

(Dollars in thousands)	Within One Year		After One But Through Five Years		After Five But Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale										
U.S. Treasury	$ 48,203	0.64 %	$ 163,926	1.03 %	$ -	- %	$ -	- %	$ 212,129	0.95 %
U.S. government agencies	-	-	52,420	0.83	3,628	4.24	-	-	56,048	1.04
States and political subdivisions	2,454	1.47	15,579	3.36	36,157	2.61	171,938	3.04	226,128	2.97
Corporate bonds	9,622	0.75	-	-	-	-	-	-	9,622	0.75
	60,279	0.69	231,925	1.14	39,785	2.76	171,938	3.04	503,927	1.86
Mortgage-backed securities and collateralized mortgage obligations	-	-	-	-	-	-	-	-	658,758	2.53
Asset-backed securities	-	-	-	-	-	-	-	-	201,928	4.77
Collateralized loan obligations									174,746	6.21
Total securities available-for-sale	$ 60,279	0.69 %	$ 231,925	1.14 %	$ 39,785	2.76 %	$ 171,938	3.04 %	$ 1,539,359	3.00 %

As of December 31, 2022, net unrealized losses on available-for-sale securities totaled $123.5 million, which, after the impact of the related deferred income taxes, resulted in an overall decrease to equity capital of $88.9 million. As of December 31, 2021, net unrealized gains on available-for-sale securities totaled $15.5 million, which offset by deferred income taxes resulted in an overall increase to equity capital of $11.1 million.

Loans

The following table presents the composition of the loan portfolio at December 31 for the year indicated:

Loan Portfolio

(Dollars in thousands)	2022	% of Total	2021	% of Total	2020	% of Total
Commercial [1]	$ 840,964	21.7	$ 771,474	22.6	$ 407,159	20.0
Leases	277,385	7.2	176,031	5.1	141,601	7.0
Commercial real estate – investor	987,635	25.5	799,928	23.4	582,042	28.6
Commercial real estate – owner occupied	854,879	22.1	731,845	21.4	333,070	16.4
Construction	180,535	4.7	206,132	6.0	98,486	4.8
Residential real estate – investor	57,353	1.5	63,399	1.9	56,137	2.8
Residential real estate – owner occupied	219,718	5.7	213,248	6.2	116,388	5.7
Multifamily	323,691	8.4	309,164	9.0	189,040	9.3
HELOC	109,202	2.8	126,290	3.7	100,395	5.0
Other [2]	18,247	0.4	23,293	0.7	10,533	0.4
Total loans	$ 3,869,609	100.0	$ 3,420,804	100.0	$ 2,034,851	100.0

[1] Includes $1.6 million, $38.4 million, and $74.1 million of PPP loans outstanding at December 31, 2022, 2021 and 2020, respectively.
[2] The "Other" class includes consumer loans and overdrafts.

Our total loans were $3.87 billion as of December 31, 2022, an increase of $448.8 million from $3.42 billion as of December 31, 2021. This increase was primarily due to loan growth of $187.7 million in our commercial real estate – investor and $123.0 in our commercial real estate – owner occupied portfolios. In addition, we experienced organic loan growth primarily in our commercial, leases, and multifamily loan portfolios. We recorded total loan originations, excluding renewals, of $1.90 billion in 2022, but we also experienced accelerated paydowns in 2022 due to high levels of customer liquidity.

We strive to serve customers in and around our geographic locations and continue to seek opportunities in our primary lending markets; however, our markets remain very competitive for new loan business.

Management continues to emphasize loan portfolio quality, which is evidenced by the improved nonperforming loan metrics discussed in the "Asset Quality" section below. As a result, we recorded net loan charge-offs of $1.6 million in 2022, $4.4 million in 2021, and $979,000 in 2020.

The quality of our loan portfolio is in large part a reflection of the economic health of the communities in which we operate. Our local communities have been relatively stable in the past five years. While there are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector, the real estate categories represented 70.6% and 71.6% of the portfolio at December 31, 2022 and 2021, respectively. Our lending exposure is diversified across our commercial, leasing, commercial real estate, residential real estate, construction loan, multifamily and HELOC portfolios, with total loan portfolio growth in each of the three years presented above. We had no concentration of loans exceeding 10% of total loans that were not otherwise disclosed as a category of loans at December 31, 2022. We remain committed to overseeing and managing our loan portfolio to avoid unnecessarily high credit concentrations in accordance with the general interagency guidance on risk management. Consistent with those commitments, management monitors our asset diversification and anticipates that the percentage of real estate lending in relation to the overall portfolio will decrease in the future.

The following table sets forth the remaining contractual maturities for loan categories at December 31, 2022:

Maturity and Rate Sensitivity of Loans to Changes in Interest Rate

(In thousands)	One Year or Less	After One Year Through Five Years Fixed Rate	Floating Rate	After Five Years Through 15 Years Fixed Rate	Floating Rate	After 15 Years Fixed Rate	Floating Rate	Total
Commercial	$ 295,101	$ 88,842	$ 418,250	$ 11,077	$ 25,450	$ 1,711	$ 533	$ 840,964
Leases	4,907	247,487	1,372	23,619	-	-	-	277,385
Commercial real estate – investor	178,144	406,129	157,943	167,321	78,098	-	-	987,635
Commercial real estate – owner occupied	151,117	258,242	281,643	34,293	129,461	-	123	854,879
Construction	56,353	13,542	105,079	1,466	4,095	-	-	180,535
Residential real estate – investor	4,464	28,353	1,973	5,428	5,294	120	11,721	57,353
Residential real estate – owner occupied	2,318	2,230	10,179	835	69,455	4,192	130,509	219,718
Multifamily	43,486	168,179	81,399	7,794	21,479	-	1,354	323,691
HELOC	6,827	2,021	12,048	6,039	14,973	203	67,091	109,202
Other[1]	7,501	5,145	5,476	125	-	-	-	18,247
Total	$ 750,218	$ 1,220,170	$ 1,075,362	$ 257,997	$ 348,305	$ 6,226	$ 211,331	$ 3,869,609

[1] *The "Other" class includes consumer loans and overdrafts; column one includes demand notes.*

Asset Quality

Nonperforming loans consist of nonaccrual loans, performing troubled debt restructured loans accruing interest and loans 90 days or more past due still accruing interest. Remediation work continues in all segments. Nonperforming loans decreased by $11.8 million to $32.9 million at December 31, 2022, from $44.7 million at December 31, 2021. Nonperforming assets, which includes nonperforming loans plus other real estate owned, totaled $34.5 million as of December 31, 2022, compared to $47.0 million as of December 31, 2021. Purchased credit deteriorated loans, or PCD loans, are purchased loans that, as of the date of acquisition, we determined had experienced a more-than-insignificant deterioration in credit quality since origination. Credit metrics, excluding the impact of the West Suburban acquisition, continued to be relatively stable regarding nonperforming loan levels, and management is carefully monitoring loans considered to be in a classified status. Nonperforming loans as a percent of total loans decreased to 0.9% as of December 31, 2022, from 1.3% as of December 31, 2021, and 1.1% December 31, 2020. The distribution of our nonperforming loans is shown in the following table.

Risk Elements

The following table sets forth the amounts of nonperforming assets at December 31 for the years indicated:

(Dollars in thousands)	2022	2021	2020
Nonaccrual loans	$ 31,602	$ 41,531	$ 22,280
Performing troubled debt restructured loans accruing interest	49	25	331
Loans past due 90 days or more and still accruing interest	1,262	3,110	434
Total nonperforming loans	32,913	44,666	23,045
Other real estate owned	1,561	2,356	2,474
Total nonperforming assets	$ 34,474	$ 47,022	$ 25,519
Other real estate owned ("OREO") as % of nonperforming assets	4.5 %	5.0 %	9.7 %

Accrual of interest is discontinued on a loan when principal or interest is 90 days or more past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected in the current period is reversed against current period interest income. Interest income of approximately $284,000, $280,000 and $70,000 was recorded and collected during 2022, 2021 and 2020, respectively, on loans that subsequently went to nonaccrual status by year-end. Interest income, which would have been recognized during 2022, 2021 and 2020, had these loans been on an accrual basis throughout the year, was approximately $2.7 million, $1.6 million and $461,000, respectively. There were approximately $7.4 million and $5.1 million in restructured residential mortgage loans that were still accruing interest based upon their prior performance history at December 31, 2022 and 2021, respectively. Additionally, the nonaccrual loans above include $3.6 million and $3.7 million in restructured loans for the years ending December 31, 2022 and 2021.

Total past due loans, including accruing and nonaccrual loans, totaled $22.2 million at year-end 2022, a $5.1 million decrease from year end 2021, resulting in the rate of past due loans to total loans decreasing to 0.6% at year-end 2022 compared to 0.8% at year-end 2021, and 1.13% at year-end 2020. Refer to Note 5, "Loans and Allowance for Credit Losses on Loans", in our Consolidated Financial Statements, below, for further detail of past due loans by classification for 2022 and 2021.

Classified Assets

(Dollars in thousands)	Classified assets as of December 31,			Percent Change From	
	2022	2021	2020	2022-2021	2021-2020
Commercial	$ 26,485	$ 32,712	$ 2,679	(19.0)	N/M
Leases	1,876	3,754	3,222	(50.0)	16.5
Commercial real estate – investor	27,410	10,667	5,117	157.0	108.5
Commercial real estate – owner occupied	40,890	15,429	11,187	165.0	37.9
Construction	1,333	2,104	5,192	(36.6)	(59.5)
Residential real estate – investor	1,714	1,265	1,516	35.5	(16.6)
Residential real estate – owner occupied	3,854	5,099	4,040	(24.4)	26.2
Multifamily	2,954	2,278	7,558	29.7	(69.9)
HELOC	2,411	1,423	1,540	69.4	(7.6)
Other[1]	2	10	4	(80.0)	150.0
Total classified loans	108,929	74,741	42,055	45.7	77.7
Other real estate owned	1,561	2,356	2,474	(33.7)	(4.8)
Total classified assets	$ 110,490	$ 77,097	$ 44,529	43.3	73.1

N/M - *Not meaningful*

[1] *The "Other" class includes consumer loans and overdrafts.*

Classified loans include nonaccrual, performing troubled debt restructurings and all other loans considered substandard. Classified assets include both classified loans and OREO. Loans classified as substandard are inadequately protected by either the current net worth and ability to meet payment obligations of the obligor, or by the collateral pledged to secure the loan, if any. These loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and carry the distinct possibility that we will sustain some loss if deficiencies remain uncorrected.

Total classified loans increased in 2022 compared to 2021, and increased in 2021 compared to 2020. The growth in 2022 is primarily due to an increase of $16.7 million of Commercial real estate – investor loans, and an increase of $25.5 million of Commercial real estate – owner occupied loans, compared to 2021. In 2022, the increase to Commercial real estate – owner occupied was due to increased healthcare industry loans being categorized as substandard and the increase to Commercial real estate – investor was due to three unrelated large loans being categorized as substandard. The increase in classified loans in 2021 was primarily attributable to our acquisition of West Suburban. Total classified assets increased in 2022 compared to both 2021 and 2020. Classified assets, which includes classified loans and OREO, was favorably impacted by a $795,000 decrease in our OREO portfolio in 2022 from 2021, and a $118,000 decrease in our OREO portfolio in 2021 from 2020. Management monitors a metric of classified assets to the sum of Bank Tier 1 capital and the ACL, which is referred to as the "classified assets ratio." Our classified assets ratio increased to 18.36% at December 31, 2022, compared to 13.79% at December 31, 2021, from 12.64% at December 31, 2020.

Potential Problem Loans

We utilize an internal asset classification system as a means of reporting problem and potential problem assets. At the scheduled board of directors meetings of the Bank, loan listings are presented, which show significant loan relationships listed as "Special Mention," "Substandard," and "Doubtful." Loans classified as Substandard include those that have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent as those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets that do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses that deserve management's close attention, are deemed to be Special Mention.

Management defines potential problem loans as performing loans rated Substandard that do not meet the definition of a nonperforming loan. These potential problem loans carry a higher probability of default and require additional attention by management. A more detailed description of these loans can be found in Note 5 to the Consolidated Financial Statements, as listed in the credit quality indicators discussion.

Allowance for Credit Losses

At December 31, 2022, the ACL on loans totaled $49.5 million, and the ACL on unfunded commitments, included in other liabilities, totaled $5.1 million, compared to the ACL on loans of $44.3 million and ACL on unfunded commitments of $6.2 million at December 31, 2021. The increase was primarily due to loan growth within the loan portfolio, which was partially offset by improved economic conditions.

One measure of the adequacy of the ACL is the ratio of the ACL on loans to total loans. The ACL as a percentage of total loans was 1.3% as of December 31, 2022 and 2021. In management's judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future.

See Note 1 – *Summary of Significant Accounting Policies* in the accompanying notes to the consolidated financial statements in this annual report for discussion of our ACL methodology on loans.

The provision for credit losses, which includes a provision for losses on unfunded commitments, is a charge to earnings to maintain the ACL at a level consistent with management's assessment of expected losses over the expected life of the loan portfolio as well as considering changes in macroeconomic conditions.

During 2022, we recorded a $6.8 million of provision for credit losses expense on loans and a $200,000 release of provision for credit losses on unfunded commitments. During 2021, we recorded a $9.4 million release of provision for credit losses expense on loans, a $12.2 million Day Two non-PCD credit mark for estimated lifetime credit losses on West Suburban acquired loans, and a $1.5 million provision for credit losses on unfunded commitments.

Summary of Loan Loss Experience

The following table summarizes, for the years indicated, activity in the ACL, including amounts charged-off, amounts of recoveries, additions to the allowance charged to operating expense, and the ratio of net charge-offs to loans outstanding:

Analysis of Allowance for Credit Losses

(Dollars in thousands)	2022	2021	2020
Total average loans (exclusive of loans held–for–sale)	$ 3,634,570	$ 2,051,944	$ 2,009,774
Allowance at beginning of year	44,281	33,855	19,789
Charge–offs:			
Commercial	151	963	39
Leases	371	69	206
Commercial real estate – investor	1,401	2,724	512
Commercial real estate – owner occupied	133	1,797	1,763
Construction	-	-	60
Real estate – investor	-	-	8
Real estate – owner occupied	2	-	43
Multifamily	-	183	-
HELOC	-	17	193
Other[1]	402	180	244
Total charge–offs	2,460	5,933	3,068
Recoveries:			
Commercial	95	352	56
Leases	2	-	98
Commercial real estate – investor	81	78	165
Commercial real estate – owner occupied	104	235	697
Construction	-	-	172
Real estate – investor	30	291	57
Real estate – owner occupied	226	158	287
Multifamily	63	-	-
HELOC	140	234	387
Other[1]	168	141	170
Total recoveries	909	1,489	2,089
Net charge-offs	1,551	4,444	979
Adoption of ASU 326	-	-	5,879
Day 1 PCD credit evaluation	-	12,075	-
Provision for credit losses on loans	6,750	2,795	9,166
Allowance at end of year	$ 49,480	$ 44,281	$ 33,855
Net charge-offs to total average loans	0.0 %	0.2 %	0.0 %
ACL on loans at year end to total average loans	1.4 %	2.2 %	1.7 %
Nonaccrual loans to total loans outstanding	0.8 %	1.2 %	1.1 %
Nonperforming loans to total loans outstanding	0.9 %	1.5 %	1.1 %
ACL on loans at year end to nonaccrual loans	156.6 %	106.6 %	152.0 %

[1] *The "Other" class includes consumer loans and overdrafts.*

The following table summarizes, for the years indicated, net charge-offs per loan class and the percentage of total average loans per class:

	2022	% of Total Average Loans Per Class	2021	% of Total Average Loans Per Class	2020	% of Total Average Loans Per Class
Commercial	$ 56	0.0	$ 611	0.1	$ (17)	(0.0)
Leases	369	0.1	69	0.1	108	0.1
Commercial real estate – investor	1,320	0.1	2,646	0.6	347	0.1
Commercial real estate – owner occupied	29	0.0	1,562	0.4	1,066	0.3
Construction	-	-	-	-	(112)	(0.1)
Residential real estate – investor	(30)	(0.1)	(291)	(0.7)	(49)	(0.1)
Residential real estate – owner occupied	(224)	(0.1)	(158)	(0.1)	(244)	(0.2)
Multifamily	(63)	(0.0)	183	0.1	-	-
HELOC	(140)	(0.1)	(217)	(0.3)	(194)	(0.2)
Other [1]	234	1.6	39	0.3	74	1.2
Net charge–offs	$ 1,551	0.0	$ 4,444	0.2	$ 979	0.0

[1] *The "Other" class includes consumer loans and overdrafts.*

The provision for credit losses on loans is based upon management's estimate of future expected credit losses in the loan and lease portfolio and its evaluation of the adequacy of the ACL. Our provision for credit losses in 2022 totaled $6.6 million, compared to $4.3 million in 2021, and $10.4 million in 2020. Net charge-offs recorded in 2022 totaled $1.6 million, compared to net charge-offs of $4.4 million recorded in 2021, and net charge-offs of $979,000 in 2020. The decrease of net charge offs in 2022 was due to ongoing credit remediation efforts. Our ACL on loans to average loans was 1.4% as of December 31, 2022, compared to 2.2% at both December 31, 2021 and 1.7% at December 31, 2020.

The following table shows our allocation of the ACL by loan type at December 31 for the years indicated, and, for each category of loans, the percent of total loans represented by that category:

Allocation of the Allowance for Credit Losses

(Dollars in thousands)	2022 Amount	% of Loans in Each Category to Total Loans	2021 Amount	% of Loans in Each Category to Total Loans	2020 Amount	% of Loans in Each Category to Total Loans
Commercial	$ 11,968	21.7	$ 11,751	22.6	$ 2,812	20.0
Leases	2,865	7.2	3,480	5.1	3,888	7.0
Commercial real estate – investor	10,674	25.5	10,795	23.4	7,899	28.6
Commercial real estate – owner occupied	15,001	22.1	4,913	21.4	3,557	16.4
Construction	1,546	4.7	3,373	6.0	4,054	4.8
Real estate – investor	768	1.5	760	1.9	1,740	2.8
Real estate – owner occupied	2,046	5.7	2,832	6.2	2,714	5.7
Multifamily	2,453	8.4	3,675	9.0	3,625	9.3
HELOC	1,806	2.8	2,510	3.7	1,948	5.0
Other [1]	353	0.4	192	0.7	1,618	0.4
Total	$ 49,480	100.0	$ 44,281	100.0	$ 33,855	100.0

[1] *The "Other" class includes consumer loans and overdrafts for each year presented.*

Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses in the loan portfolio. In addition, the OCC, as part of their examination process, periodically reviews the ACL. Regulators can require management to record adjustments to the allowance level based upon their assessment of the information available to them at the time of examination. The OCC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the ACL. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that (1) institutions have effective systems and controls to identify, monitor and address asset quality problems; (2) management has analyzed all significant factors that affect the collectability of the portfolio in a reasonable manner; and (3) management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes it has established an adequate estimated allowance for expected credit losses over the estimated life of our loan portfolio. Management reviews its process quarterly using an extensive and detailed loan review process, makes changes as needed, and reports those results at meetings of our Board of Directors and Audit Committee.

Although management believes the ACL is sufficient to cover expected losses over the estimated life of our loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual loan and lease losses or that regulators, in reviewing the loan portfolio, would not request us to materially adjust our ACL at the time of their examination. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, with the adoption of CECL, provision expense may be more volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

Based on these quarterly assessments, management determined that $6.8 million of provision for credit losses expense on loans was required for 2022. For 2021, excluding the impact of the West Suburban acquisition and related Day Two ACL adjustment for non-PCD loans acquired, a $9.4 million release of provision for credit losses expense on loans was required for 2021, and a $9.2 million provision for credit losses was required for 2020. When measured as a percentage of average loans outstanding, the total ACL decreased from 2.2% of total loans as of December 31, 2021 to 1.4% of total loans at December 31, 2022. The decrease is primarily the result of increased average loans from the WSB acquisition and a stabilizing economy.

During 2022, the release of credit losses on unfunded commitments totaled $200,000, and the allowance for unfunded commitments totaled $5.1 million as of December 31, 2022. Management reviewed the securities portfolio for credit loss exposure, and determined that no allowance for credit losses on securities was required for 2022. See Note 4 to the Consolidated Financial Statements for more detail on the ACL for securities analysis performed.

Other Real Estate Owned

Other real estate owned ("OREO") decreased to $1.6 million as of December 31, 2022, compared to $2.4 million as of December 31, 2021, reflecting a $795,000 decline. During 2022, we transferred one OREO property from loans with a total fair value of $87,000, and we sold five properties which had a net book value of $778,000. Net gains on the sale of OREO properties during 2022 totaled $163,000, compared to net gains on sale of $41,000 in 2021 and $204,000 in 2020. The OREO valuation reserve decreased to $856,000 in 2022 compared to $1.2 million in 2021.

| (Dollars in thousands) | OREO Properties by Type as of December 31, | | | Percent Change From | |
	2022	2021	2020	2022-2021	2021-2020
Single family residence	$ -	$ 645	$ 430	(100.0)	50.0
Lots (single family and commercial)	1,261	1,411	1,387	(10.6)	1.7
Vacant land	300	300	352	-	(14.8)
Commercial property	-	-	305	-	(100.0)
Total OREO properties	$ 1,561	$ 2,356	$ 2,474	(33.7)	(4.8)

Other real estate assets transferred from loans are recorded at the fair value of the property when transferred, less estimated costs to sell, establishing a new cost basis. The OREO valuation reserve for the year ended 2022 was $856,000, which was 35.4% of gross OREO, at year-end 2022. This compares to $1.2 million, or 33.3%, of gross OREO, net of participations, at year-end 2021.

Deposits

Our total deposits contracted by $355.5 million, or 6.5%, to a total of $5.11 billion at year-end 2022, compared to year-end 2021, primarily due to a $240.8 million decrease in money market accounts. Total deposits grew by $2.93 billion, or 115.5%, to a total of $5.47 billion at year-end 2021 compared to year-end 2020, primarily due to the $2.69 billion of deposits acquired in our acquisition of West Suburban. We had no brokered certificates of deposit as of December 31, 2022 or December 31, 2021.

Average Balances and Interest Rates

(Dollars in thousands)	2022 Average Balance	2022 Rate %	2021 Average Balance	2021 Rate %	2020 Average Balance	2020 Rate %
Noninterest bearing demand	$ 2,097,151	-	$ 1,045,518	-	$ 832,180	-
Interest bearing:						
NOW and money market	1,615,064	0.09	991,886	0.07	752,682	0.14
Savings	1,188,771	0.03	502,863	0.05	363,331	0.14
Time	468,476	0.31	365,167	0.41	424,831	1.18
Total deposits	$ 5,369,462		$ 2,905,434		$ 2,373,024	

The following table sets forth the amounts and maturities of time deposits of $250,000 or more at December 31 of the year indicated:

Maturities of Time Deposits of $250,000 or More

(Dollars in thousands)	2022	2021
3 months or less	$ 9,433	$ 17,050
Over 3 months through 6 months	6,274	10,698
Over 6 months through 12 months	13,965	22,759
Over 12 months	10,794	18,211
	$ 40,466	$ 68,718

The following table reflects the portion of deposits accounts in U.S. offices that exceed the FDIC insurance limit or similar deposit insurance regimes:

	December 31,	
(Dollars in thousands)	2022	2021
Uninsured deposits	$ 1,435,856	$ 1,422,553

Borrowings

In addition to deposits, we used other liquidity sources for our funding needs in 2022, such as repurchase agreements and other short-term borrowings with the FHLBC. Our borrowings at the FHLBC require the Bank to be a member and invest in the stock of the FHLBC, and total borrowings are generally limited to the lower of 35% of total assets or 60% of the book value of certain mortgage-backed loans. We primarily use these borrowings as a source of short-term funding; however, our excess liquidity on hand during 2021 and much of 2022 allowed us to fund our short-term liquidity needs with cash on hand. During the third quarter of 2022, we began utilizing short-term borrowings from the FHLBC again. The outstanding balance of our short-term FHLBC borrowing was $90.0 million as of December 31, 2022.

In addition, we have an unused line of credit of $30.0 million available with a third-party bank, which can be used for the Company's operating needs at the holding company level. This line of credit renews every February and must be repaid within 360 days, if drawn. This line of credit has not been drawn upon since January 2019.

There were no other categories of short-term borrowings that had an average balance greater than 30% of our stockholders' equity as of December 31, 2022, 2021 or 2020.

The average junior subordinated debentures included one issuance of trust preferred securities, Old Second Capital Trust II ("Trust II"), which totals $25.0 million as of December 31, 2022 and 2021. On March 2, 2020, we redeemed all of the subordinated debentures due June 30, 2033, relating to the outstanding 7.80% cumulative trust preferred securities (the "Trust Securities") issued by Old Second

Capital Trust I ("Trust I"), which was reported in junior subordinated debentures at December 31, 2019. Also on March 2, 2020, we redeemed all of the outstanding Trust Securities at a redemption price of $10.00 per Trust Security, which reflects 100% of the liquidation amount, plus accrued and unpaid distributions through the redemption date. In connection with the redemption, the Trust Securities were delisted from The NASDAQ Stock Market. See Note 10 to the Consolidated Financial Statements *Junior Subordinated Debentures* for further discussion of Capital Trust II. The junior subordinated debentures outstanding at December 31, 2022 consists of $25.8 million of the Trust II issuance, including both the preferred and common stock components related to this trust preferred issuance.

In the second quarter of 2021, we entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers pursuant to which we sold and issued $60.0 million in aggregate principal amount of our 3.50% Fixed-to-Floating Rate Subordinated Notes due April 15, 2031 (the "Notes"). We sold the Notes in a private offering, and the proceeds of this issuance are intended to be used for general corporate purposes, which may include, without limitation, the redemption of existing senior debt, common stock repurchases and strategic acquisitions. The Notes bear interest at a fixed annual rate of 3.50% through April 14, 2026, payable semi-annually in arrears. As of April 15, 2026 forward, the interest rate on the Notes will generally reset quarterly to a rate equal to Three-Month Term SOFR (as defined by the Note) plus 273 basis points, payable quarterly in arrears. The Notes have a stated maturity of April 15, 2031, and are redeemable, in whole are in part, on April 15, 2026, or any interest payment date thereafter, and at any time upon the occurrence of certain events. As of December 31, 2022, we had $59.3 million of subordinated debentures outstanding, net of deferred issuance costs.

In December 2016, we completed the retirement of $45.0 million of subordinated debt with the proceeds of a $45.0 million senior notes issuance and cash on hand. The senior notes mature in ten years, and terms include interest payable semiannually at 5.75% for five years. Beginning December 31, 2021, the interest became payable quarterly at three month LIBOR plus 385 basis points. As of December 31, 2022, we had $44.6 million of senior debt outstanding, net of deferred issuance costs. At December 31, 2022, we were in compliance with all of the financial covenants contained within the senior debt agreement.

Capital

As of December 31, 2022, we had total stockholders' equity of $461.1 million, a decrease of $40.9 million, or 8.1%, from $502.0 million as of December 31, 2021. This decrease was largely attributable to the $100.0 million reduction in the fair value adjustments on securities available for sale and $1.9 million of fair value adjustments on swaps within accumulated other comprehensive income, net of tax, offset by net income of $67.4 million. At December 31, 2022, accumulated other comprehensive loss, net of deferred taxes, was $93.1 million, compared to $8.8 million accumulated other comprehensive income, net of tax, as of year-end 2021. Equity in 2022 was reduced for the payment of dividends to common stockholders, which totaled $8.9 million for the year. Our total stockholders' equity increased in 2021, ending at $502.0 million, compared to $307.1 million at year end 2020, due primarily to the West Suburban acquisition, which resulted in consideration paid to West Suburban shareholders of $194.5 million, or 15.7 million shares, of our common stock. In addition, we had net income of $20.0 million in 2021, less a $6.0 million reduction in the fair value adjustment on securities available for sale, net of the fair value adjustments related to swaps, within accumulated other comprehensive income. At December 31, 2021, accumulated other comprehensive income, net of deferred taxes, was $8.8 million, compared to $14.8 million accumulated other comprehensive income, net of tax, as of year-end 2020.

We issued $32.6 million of cumulative trust preferred securities through our consolidated subsidiary, Trust I, in July 2003. As noted above, we redeemed all of the outstanding Trust Securities on March 2, 2020, at a redemption price of $10.00 per Trust Security, which reflects 100% of the liquidation amount, plus accrued and unpaid distributions through the redemption date.

We issued an additional $25.8 million of cumulative trust preferred securities through a private placement completed by a second unconsolidated subsidiary, Trust II, in April 2007. These trust preferred securities mature in 30 years, but subject to prior regulatory approval, can now be called in whole or in part. The quarterly cash distributions on the securities were fixed at 6.77% through June 15, 2017, and converted to a floating rate at 150 basis points over the three-month LIBOR rate thereafter. We entered into a forward starting interest rate swap on August 18, 2015, with an effective date of June 15, 2017. This transaction had a notional amount totaling $25.8 million as of December 31, 2015, and was designated as a cash flow hedge of certain junior subordinated debentures and continues to be fully effective during the period presented. As such, no amount of ineffectiveness has been included in net income. Therefore, the aggregate fair value of the swap is recorded in other liabilities with changes in fair value recorded in other comprehensive income, net of tax. The amount included in other comprehensive income would be reclassified to current earnings should all or a portion of the hedge no longer be considered effective. We expect the hedge to remain fully effective during the remaining term of the swap. We pay the counterparty a fixed rate and receive a floating rate based on three month LIBOR. Management concluded that it would be advantageous to enter into this transaction given that our trust preferred securities issued in 2007 changed from a fixed to floating rate on June 15, 2017. The cash flow hedge has a maturity date of June 15, 2037.

We are currently paying interest on the Trust II preferred securities as that interest comes due. As of December 31, 2022, and December 31, 2021, total trust preferred proceeds of $25.0 million qualified as Tier 1 regulatory capital at the bank holding company level.

In the third quarter of 2019, our Board of Directors authorized a stock repurchase program, under which we were authorized to repurchase up to approximately 1.5 million shares (or approximately 5%) of our outstanding common stock through open market purchases, trading

56

plans established in accordance with U.S. Securities and Exchange Commission rules, privately negotiated transactions, or by other means. The stock repurchase program initially expired on September 19, 2020, but was extended through October 20, 2021 following regulatory non-objection. The actual means and timing of any repurchases, quantity of purchased shares and prices was, subject to certain limitations, at the discretion of management and depended on a number of factors, including, without limitation, market prices of our common stock, general market and economic condition, and applicable legal and regulatory requirements. These share purchases were funded by our cash on hand. No shares were repurchased in 2019, and during 2020, we repurchased 719,273 shares of our common stock at a weighted average price of $7.65 per share pursuant to our stock repurchase program. During 2021, we repurchased 766,034 shares at a weighted average share price of $12.81 per share. In total, we repurchased 1,485,307 shares of our common stock at a weighted average price of $10.31 per share under our stock repurchase program prior to its expiration on October 21, 2021. No other repurchase program was in effect as of December 31, 2022.

We withheld 32,524 shares for $455,000 to satisfy RSU vesting tax withholding obligations in 2022, which increased treasury stock. This increase was offset by issuance of 153,790 shares for RSU vestings, which totaled $3.1 million. The net impact was a decrease to treasury stock of 121,266 shares, totaling $2.7 million as of December 31, 2022. The net decrease in treasury stock increased stockholders' equity, and also decreased earnings per share by increasing the number of shares outstanding.

We withheld 48,902 shares for $605,397 to satisfy RSU vesting tax withholding obligations in 2021, and repurchased 766,034 shares for $9.8 million under our stock repurchase program, which increased treasury stock. This increase was offset by issuances of 199,492 shares for RSU vestings, which totaled $2.4 million. In addition, due to the acquisition of West Suburban, we issued 6.0 million treasury shares, for $103.6 million, which was part of the 15.7 million total shares issued for the stock component of the merger consideration paid. The net impact was a decrease to treasury stock of 5.4 million shares, to 244,105 shares totaling $5.9 million as of December 31, 2021. The net decrease in treasury stock increased stockholders' equity, and also decreased earnings per share by increasing the number of shares outstanding.

The Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies" which are generally holding companies with consolidated assets of less than $3 billion. Following our acquisition of West Suburban, we no longer qualify as a small bank holding company. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a "capital conservation buffer" on top of our minimum risk-based capital requirements. This buffer must consist solely of CET1, but the buffer applies to all three measurements (CET1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The following table shows the regulatory capital ratios and the current minimum and well capitalized regulatory requirements at the dates indicated:

Risk Based Capital Ratios

	Minimum Capital Adequacy with Capital Conservation Buffer, if applicable[1]	Well Capitalized Under Prompt Corrective Action Provisions[2]	December 31, 2022	December 31, 2021	December 31, 2020
The Company					
Common equity tier 1 capital ratio	7.00 %	N/A	9.67 %	9.46 %	11.94 %
Total risk-based capital ratio	10.50 %	N/A	12.52 %	12.55 %	14.26 %
Tier 1 risk-based capital ratio	8.50 %	N/A	10.20 %	10.06 %	13.01 %
Tier 1 leverage ratio	4.00 %	N/A	8.14 %	7.81 %	10.21 %
The Bank					
Common equity tier 1 capital ratio	7.00 %	6.50 %	11.70 %	12.41 %	13.75 %
Total risk-based capital ratio	10.50 %	10.00 %	12.75 %	13.46 %	15.00 %
Tier 1 risk-based capital ratio	8.50 %	8.00 %	11.70 %	12.41 %	13.75 %
Tier 1 leverage ratio	4.00 %	5.00 %	9.32 %	9.58 %	10.74 %

[1] *Amounts are shown inclusive of a capital conservation buffer of 2.50%.*
[2] *Prompt corrective action provisions are only applicable at the Bank level.*

The Company, on a consolidated basis, exceeded the minimum capital ratios to be deemed "well capitalized" at December 31, 2022, pursuant to the capital requirements in effect at that time. All ratios conform to the regulatory calculation requirements in effect as of the date noted.

In addition to the above regulatory ratios, our common equity to total assets ratio decreased from 8.08% to 7.83%, while our tangible common equity to tangible assets ratio (non-GAAP), decreased from 6.59% at December 31, 2021 to 6.28% at December 31, 2022. The declines in these ratios were primarily due to a decrease in each denominator in the interest bearing balance with financial institutions and securities available-for-sale, offset by growth in loans. In addition, the growth in accumulated other comprehensive loss on available-for-sale securities in 2022 contributed to the decline in these ratios, as the numerator was reduced. Management considers this non-GAAP measure a valuable performance measurement for capital analysis. The following table provides a reconciliation of the GAAP tangible common equity to tangible assets ratio to the non-GAAP ratio for the periods indicated:

		December 31, 2022			December 31, 2021	
Tangible common equity		GAAP	Non-GAAP		GAAP	Non-GAAP
(Dollars in thousands)						
Total Equity	$	461,141	$ 461,141	$	502,027	$ 502,027
Less: Goodwill and intangible assets		100,156	100,156		102,636	102,636
Add: Limitation of exclusion of core deposit intangible (80%)		N/A	2,736		N/A	3,261
Adjusted goodwill and intangible assets		100,156	97,420		102,636	99,375
Tangible common equity	$	360,985	$ 363,721	$	399,391	$ 402,652
Tangible assets						
Total assets	$	5,888,317	$ 5,888,317	$	6,212,189	$ 6,212,189
Less: Adjusted goodwill and intangible assets		100,156	97,420		102,636	99,375
Tangible assets	$	5,788,161	$ 5,790,897	$	6,109,553	$ 6,112,814
Common equity to total assets		7.83 %	7.83 %		8.08 %	8.08 %
Tangible common equity to tangible assets		6.24 %	6.28 %		6.54 %	6.59 %

The non-GAAP intangible asset exclusion reflects the 80% core deposit limitation per Basel III guidelines within risk based capital calculations, and is useful for the Company when reviewing risk based capital ratios and equity performance metrics.

Liquidity

Liquidity is our ability to fund operations, to meet depositor withdrawals, to provide for customer's credit needs, and to meet maturing obligations and existing commitments. Our liquidity principally depends on cash flows from net operating activities, including pledging requirements, investment in, and both maturity and repayment of assets, changes in balances of deposits and borrowings, and our ability to borrow funds. In addition, the Company's liquidity depends on the Bank's ability to pay dividends, which is subject to certain regulatory requirements. See "Supervision and Regulation—Dividend Payments." We continually monitor our cash position and borrowing capacity as well as perform stress tests of contingency funding no less frequently than quarterly as part of our liquidity management process. Stress testing of liquidity for contingency funding purposes includes tests that outline scenarios for specifically identified liquidity risk events, which are then aggregated into a Bank-wide assessment of liquidity risk stress levels. The outcomes of these tests are reviewed by management monthly and our Board of Directors quarterly. Cash and cash equivalents at the end of 2022 totaled $115.2 million, compared to $752.1 million at December 31, 2021, and $329.9 million as of December 31, 2020. Given lower levels of cash, short-term borrowings were utilized to fund the gap between loan growth and the departure of surge deposits that came in during the pandemic. We also sourced additional funding in the fourth quarter of 2022 by selling floating rate securities recognizing minimal losses, with the added benefit of interest rate risk mitigation. The Bank possesses a strong liquidity profile in normal and stressed scenarios due to diverse funding sources, an outsized securities portfolio, and a stable core deposit base.

Net cash inflows from operating activities were $97.3 million during 2022, compared with inflows of $31.0 million in 2021 and inflows of $26.0 million in 2020. Proceeds from sales of loans held-for-sale, net of funds used to originate loans held-for-sale, was a source of inflows for 2022, 2021 and 2020. Interest received, net of interest paid, combined with changes in other assets and liabilities were a source of inflows for 2022, but a source of outflows in 2021 and 2020. Management of investing and financing activities, as well as market conditions, determines the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible as part of our balance sheet management process.

Net cash outflows from investing activities were $432.8 million in 2022, compared to $132.9 million of inflows in 2021, and $103.8 million of outflows in 2020. Loan growth resulted in $443.9 million of cash outflows for 2022 and $103.9 million of cash outflows in 2020. Excluding the West Suburban acquisition, loans decreased by $122.1 million in 2021, primarily due to the forgiveness or payoff of PPP loans issued in 2020 and early 2021. In 2022, security transactions resulted in net cash inflows of $9.2 million. In 2021, securities transactions accounted for net outflows of $141.4 million, and proceeds from the sales of OREO assets accounted for inflows of $5.8 million. In 2020, securities transactions accounted for net inflows of $831,000, and proceeds from the sale of OREO assets accounted for inflows of $3.3 million.

Net cash outflows from financing activities in 2022 were $301.5 million, compared to $258.2 million of inflows in 2021, and $357.1 million of inflows in 2020. This was primarily due to the net outflow change in deposits of $353.9 million in 2022, the net inflow change in deposits of $235.1 million in 2021, and the net inflow change in deposits of $410.3 million in 2020. Significant cash inflows from financing activities in 2022 included growth in other short-term borrowings of $90.0 million as we obtained overnight FHLB advances throughout the latter half of 2022. Significant inflows from financing activities in 2021 included a growth in subordinated debentures, net of issuance costs, of $59.1 million as we sold and issued $60.0 million of subordinated debentures in April 2021. Significant cash outflows from financing activities in 2021 included a reduction in other short-term borrowings of $48.5 million.

Commitments and Off-balance sheet arrangements

Derivative contracts, which include contracts under which we either receive cash from, or pay cash to, counterparties reflecting changes in interest rates are carried at fair value on our Consolidated Balance Sheet as disclosed in Note 18 of the Notes to the Consolidated Financial Statements provided in Part II, Item 8, "Financial Statements and Supplementary Data". Because the fair value of derivative contracts changes daily as market interest rates change, the derivative assets and liabilities recorded on the balance sheet at December 31, 2022, do not necessarily represent the amounts that may ultimately be paid.

Assets under management and assets under custody are held in fiduciary or custodial capacity for clients. In accordance with GAAP, these assets are not included on our balance sheet.

Financial instruments with off-balance sheet risk address the financing needs of our clients. These instruments include commitments to extend credit as well as performance, standby and commercial letters of credit. Further discussion of these commitments is included in Note 14 – Commitments in the accompanying notes to the Consolidated Financial Statements.

The following table details the amounts and expected maturities of significant commitments to extend credit as of December 31, 2022:

(In thousands)	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Commercial secured by real estate	$ 44,870	$ 143,030	$ 94,962	$ 3,434	$ 286,296
Revolving open end residential	22,817	30,889	4,210	154,147	212,063
Other unused loan commitments, including commercial and industrial	336,710	115,955	32,813	15,489	500,967
Financial standby letters of credit (borrowers)	18,679	200	-	-	18,879
Performance standby letters of credit (borrowers)	17,060	90	-	-	17,150
Performance standby letters of credit (others)	67	-	-	-	67
Total	$ 440,203	$ 290,164	$ 131,985	$ 173,070	$ 1,035,422

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As part of our normal operations, we are subject to interest-rate risk on the assets we invest in (primarily loans and securities) and the liabilities we fund (primarily customer deposits and borrowed funds). Fluctuations in interest rates may result in changes in the fair market values of our financial instruments, cash flows, and net interest income. Like most financial institutions, we have an exposure to changes in both short-term and long-term interest rates.

The Federal Reserve has slowed its pace of rate hikes to 0.50% at the December meeting, a change of pace from the 0.75% hikes over the past several meetings. The current market expectation is a federal funds target rate to increase for a longer period of time, and peak at 5.75% in the second half of 2023. The economy has proven to be resilient in digesting the higher rates as the unemployment rate remains at a satisfactory level, supported by a tight labor market. The Federal Reserve's objective of shrinking its balance sheet has been slower than initially thought due to slower prepayments on mortgage-backed securities from the lack of refinancing activity, the Federal Reserve's balance sheet stands at $8.6 trillion in December 2022. We manage interest rate risk within guidelines established by policy are intended to limit the amount of rate exposure. In practice, we seek to manage our interest rate risk exposure within our guidelines so that such exposure does not pose a material risk to our future earnings.

We manage various market risks in the normal course of our operations, including credit risk, liquidity risk, and interest-rate risk. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of our business activities and operations. In addition, since we do not hold a trading portfolio, we are not exposed to significant market risk from trading activities. Our interest rate risk exposures at December 31, 2022 and December 31, 2021 are outlined in the table below.

Our net income can be significantly influenced by a variety of external factors, including: overall economic conditions, policies and actions of regulatory authorities, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities other than those that are assumed, early withdrawal of deposits, exercise of call options on borrowings or securities, competition, a general rise or decline in interest rates, changes in the slope of the yield-curve, changes in historical relationships between indices (such as SOFR, LIBOR and prime), and balance sheet growth or contraction. Our asset-liability committee seeks to manage interest rate risk under a variety of rate environments by structuring our balance sheet and off-balance sheet positions, which includes interest rate swap derivatives as discussed in Note 19 of our consolidated financial statements included in this annual report. We seek to monitor and manage interest rate risk within approved policy guidelines and limits.

We use simulation analysis to quantify the impact of various rate scenarios on our net interest income. Specific cash flows, repricing characteristics, and embedded options of the assets and liabilities held by us are incorporated into the simulation model. Earnings at risk are calculated by comparing the net interest income of a stable interest rate environment to the net interest income of a different interest rate environment in order to determine the percentage change. As of December 31, 2022, our net interest income profile remained sensitive to earnings gains (in both dollars and percentage) should interest rates rise. However, we have a notably lower sensitivity profile relative to December 31, 2021 from interest rate swaps and some mix change in loan composition.

The following table summarizes the effect on annual income before income taxes based upon an immediate increase or decrease in interest rates of 0.5%, 1%, and 2% and no change in the slope of the yield curve.

(Dollars in thousands)	(2.0)%	(1.0)%	(0.5)%	0.5 %	1.0 %	2.0 %
Analysis of Net Interest Income Sensitivity						
Immediate Changes in Rates						
December 31, 2022						
Dollar change	$ (46,800)	$ (22,963)	$ (11,327)	$ 11,278	$ 22,593	$ 44,482
Percent change	(18.2)%	(8.9)%	(4.4)%	4.4 %	8.8 %	17.3 %
December 31, 2021						
Dollar change	N/M	N/M	N/M	$ 13,404	$ 27,689	$ 54,007
Percent change	N/M	N/M	N/M	9.4 %	19.5 %	38.0 %

N/M - *Not meaningful*

The amounts and assumptions used in the simulation model should not be viewed as indicative of expected actual results. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies. The above results do not take into account any management action to mitigate potential risk.

Effects of Inflation

In management's opinion, changes in interest rates affect our financial condition to a far greater degree than changes in the inflation rate; however, we monitor both. The annual U.S. inflation rate slowed for a sixth straight month to 6.5% as of December 31, 2022, down from its peak of 9.1% in June 2022. Management believes the inflation rate will continue to trend down in response to monetary policy, but that the inflation rate will remain higher than the Federal Reserve's target of 2.0%. In general, we expect higher inflation will increase borrowers' needs for credit as a result of GDP growth. In addition, as interest rates are expected to continue rising albeit at a slower pace, we expect our net interest margin to be favorably impacted. The downside risks of high inflation puts upwards pressure on our expenses, which could impact profits. Furthermore, higher costs of living weaken the financial condition of our borrowers which could affect our credit profile. We believe a financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in the current volatile economic environment. We seek to mitigate the impact of interest rate volatility on the Bank by seeking to ensure that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree. Overall, we expect the effects of higher inflation to be beneficial to us in the near term.

Item 8. Financial Statements and Supplementary Data


Old Second Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands, except per share data)


	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 56,632	$ 38,565
Interest earning deposits with financial institutions	58,545	713,542
Cash and cash equivalents	115,177	752,107
Securities available-for-sale, at fair value	1,539,359	1,693,632
Federal Home Loan Bank Chicago ("FHLBC") and Federal Reserve Bank Chicago ("FRBC") stock	20,530	13,257
Loans held-for-sale	491	4,737
Loans	3,869,609	3,420,804
Less: allowance for credit losses on loans	49,480	44,281
Net loans	3,820,129	3,376,523
Premises and equipment, net	72,355	88,005
Other real estate owned	1,561	2,356
Mortgage servicing rights, at fair value	11,189	7,097
Goodwill	86,478	86,332
Core deposit intangible	13,678	16,304
Bank-owned life insurance ("BOLI")	106,608	105,300
Deferred tax assets, net	44,750	6,100
Other assets	56,012	60,439
Total assets	$ 5,888,317	$ 6,212,189
Liabilities		
Deposits:		
Noninterest bearing demand	$ 2,051,702	$ 2,087,649
Interest bearing:		
Savings, NOW, and money market	2,617,100	2,874,773
Time	441,921	503,810
Total deposits	5,110,723	5,466,232
Securities sold under repurchase agreements	32,156	50,337
Other short-term borrowings	90,000	-
Junior subordinated debentures	25,773	25,773
Subordinated debentures	59,297	59,212
Senior notes	44,585	44,480
Notes payable and other borrowings	9,000	19,074
Other liabilities	55,642	45,054
Total liabilities	5,427,176	5,710,162
Stockholders' Equity		
Common stock	44,705	44,705
Additional paid-in capital	202,276	202,443
Retained earnings	310,512	252,011
Accumulated other comprehensive (loss) income	(93,124)	8,768
Treasury stock	(3,228)	(5,900)
Total stockholders' equity	461,141	502,027
Total liabilities and stockholders' equity	$ 5,888,317	$ 6,212,189

	December 31, 2022 Common Stock	December 31, 2021 Common Stock
Par value	$ 1.00	$ 1.00
Shares authorized	60,000,000	60,000,000
Shares issued	44,705,150	44,705,150
Shares outstanding	44,582,311	44,461,045
Treasury shares	122,839	244,105

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except per share data)

	Year Ended December 31, 2022	2021	2020
Interest and dividend income			
Loans, including fees	$ 176,379	$ 90,613	$ 90,923
Loans held-for-sale	130	165	306
Securities:			
Taxable	31,566	8,168	6,773
Tax exempt	5,287	5,107	5,471
Dividends from FHLBC and FRBC stock	936	456	484
Interest bearing deposits with financial institutions	2,175	656	258
Total interest and dividend income	216,473	105,165	104,215
Interest expense			
Savings, NOW, and money market deposits	1,900	961	1,569
Time deposits	1,448	1,510	5,033
Securities sold under repurchase agreements	40	82	202
Other short-term borrowings	480	-	179
Junior subordinated debentures	1,136	1,133	2,215
Subordinated debentures	2,185	1,610	-
Senior notes	2,682	2,692	2,692
Notes payable and other borrowings	446	462	574
Total interest expense	10,317	8,450	12,464
Net interest and dividend income	206,156	96,715	91,751
Provision for credit losses	6,550	4,326	10,413
Net interest and dividend income after provision for credit losses	199,606	92,389	81,338
Noninterest income			
Wealth management	9,887	9,408	7,905
Service charges on deposits	9,562	5,403	5,512
Secondary mortgage fees	332	1,044	1,654
Mortgage servicing rights mark to market gain (loss)	3,177	1,261	(3,999)
Mortgage servicing income	2,130	2,181	1,950
Net gain on sales of mortgage loans	2,022	9,300	15,519
Securities (losses) gains, net	(944)	232	(25)
Change in cash surrender value of BOLI	718	1,390	1,233
Death benefit realized on BOLI	-	-	57
Card related income	10,989	6,712	5,532
Other income	5,243	2,329	2,149
Total noninterest income	43,116	39,260	37,487
Noninterest expense			
Salaries and employee benefits	86,573	57,691	49,547
Occupancy, furniture and equipment	14,992	13,548	8,498
Computer and data processing	15,795	7,936	5,143
FDIC insurance	2,401	975	597
Net teller & bill paying	3,730	874	648
General bank insurance	1,221	1,214	1,030
Amortization of core deposit intangible	2,626	644	494
Advertising expense	589	343	298
Card related expense	4,348	2,538	2,195
Legal fees	873	1,096	761
Consulting & management fees	2,425	5,005	760
Other real estate expense, net	130	151	651
Other expense	15,470	11,767	10,795
Total noninterest expense	151,173	103,782	81,417
Income before income taxes	91,549	27,867	37,408
Provision for income taxes	24,144	7,823	9,583
Net income	$ 67,405	$ 20,044	$ 27,825
Basic earnings per share	$ 1.51	$ 0.66	$ 0.94
Diluted earnings per share	1.49	0.65	0.92
Dividends declared per share	0.20	0.16	0.04

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net Income	$ 67,405	$ 20,044	$ 27,825
Unrealized holding (losses) gains on available-for-sale securities arising during the period	(139,876)	(8,513)	14,690
Related tax benefit (expense)	39,166	2,406	(4,122)
Holding (losses) gains, after tax, on available-for-sale securities	(100,710)	(6,107)	10,568
Less: Reclassification adjustment for the net (losses) gains realized during the period			
Net realized (losses) gains	(944)	232	(25)
Related tax benefit (expense)	265	(65)	7
Net realized (losses) gains after tax	(679)	167	(18)
Other comprehensive (loss) income on available-for-sale securities	(100,031)	(6,274)	10,586
Changes in fair value of derivatives used for cash flow hedges	(2,579)	389	(533)
Related tax benefit (expense)	718	(109)	147
Other comprehensive (loss) income on cash flow hedges	(1,861)	280	(386)
Total other comprehensive (loss) income	(101,892)	(5,994)	10,200
Total comprehensive (loss) income	$ (34,487)	$ 14,050	$ 38,025

	Accumulated Unrealized Gain (Loss) on Securities Available-for -Sale	Accumulated Unrealized Gain (Loss) on Derivative Instruments	Total Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2019	$ 6,827	$ (2,265)	$ 4,562
Other comprehensive income (loss), net of tax	10,586	(386)	10,200
Balance, December 31, 2020	$ 17,413	$ (2,651)	$ 14,762
Balance, December 31, 2020	$ 17,413	$ (2,651)	$ 14,762
Other comprehensive (loss) income, net of tax	(6,274)	280	(5,994)
Balance, December 31, 2021	$ 11,139	$ (2,371)	$ 8,768
Balance, December 31, 2021	$ 11,139	$ (2,371)	$ 8,768
Other comprehensive loss, net of tax	(100,031)	(1,861)	(101,892)
Balance, December 31, 2022	$ (88,892)	$ (4,232)	$ (93,124)

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net income	$ 67,405	$ 20,044	$ 27,825
Adjustments to reconcile net income to net cash provided by operating activities:			
Net premium / discount amortization on securities	5,217	2,932	2,329
Securities losses (gains), net	944	(232)	25
Provision for credit losses	6,550	4,326	10,413
Originations of loans held-for-sale	(76,607)	(239,175)	(384,379)
Proceeds from sales of loans held-for-sale	81,776	254,374	388,538
Net gains on sales of mortgage loans	(2,022)	(9,300)	(15,519)
Mortgage servicing rights mark to market (gain) loss	(3,177)	(1,261)	3,999
Net accretion of discount on loans and unfunded commitments	(6,339)	(1,177)	(911)
Net change in cash surrender value of BOLI	(718)	(1,390)	(1,233)
Net gains on sale of other real estate owned	(163)	(41)	(204)
Provision for other real estate owned valuation losses	104	79	357
Depreciation of fixed assets and amortization of leasehold improvements	4,085	3,152	2,798
Write-down of fixed assets	-	3,809	-
Net gains on disposal and transfer of fixed assets	(2,017)	-	-
Amortization of core deposit intangibles	2,626	644	494
Change in current income taxes receivable	12,048	(9,286)	811
Deferred tax expense (benefit)	969	6,479	(646)
Change in accrued interest receivable and other assets	(940)	6,865	(17,692)
Accretion of purchase accounting adjustment on time deposits	(1,582)	(155)	-
Change in accrued interest payable and other liabilities	6,225	(11,075)	6,893
Stock based compensation	2,960	1,435	2,089
Net cash provided by operating activities	97,344	31,047	25,987
Cash flows from investing activities			
Proceeds from maturities and calls, including pay down of securities available-for-sale	279,848	138,874	48,054
Proceeds from sales of securities available-for-sale	30,981	605,846	18,006
Purchases of securities available-for-sale	(301,649)	(886,103)	(65,229)
Proceeds from redemption of FHLBC/FRBC stock	1,444	-	-
Purchases of FHLBC/FRBC stock	(8,717)	-	-
Net change in loans	(443,904)	122,102	(103,887)
Purchases of BOLI policies	(590)	(591)	(590)
Proceeds from claims on BOLI, net of claims receivable	-	-	484
Proceeds from sales of other real estate owned, net of participations and improvements	941	5,828	3,275
Proceeds from disposition of premises and equipment	13,346	-	-
Net purchases of premises and equipment	(4,332)	(2,033)	(3,921)
Cash paid for acquisition, net of cash and cash equivalents acquired	(146)	148,995	-
Net cash (used in) provided by investing activities	(432,778)	132,918	(103,808)
Cash flows from financing activities			
Net change in deposits	(353,927)	235,078	410,324
Net change in securities sold under repurchase agreements	(18,181)	(16,643)	18,287
Net change in other short-term borrowings	90,000	-	(48,500)
Redemption of junior subordinated debentures	-	-	(32,604)
Issuance of subordinated debentures, net of issuance costs	-	59,148	-
Issuance of term note	-	-	20,000
Repayment of term note	(4,000)	(4,000)	(3,000)
Net change in notes payable and other borrowings, excluding term note	(6,056)	(315)	(307)
Dividends paid on common stock	(8,877)	(4,612)	(1,186)
Purchase of treasury stock	(455)	(10,417)	(5,922)
Net cash (used in) provided by financing activities	(301,496)	258,239	357,092
Net change in cash and cash equivalents	(636,930)	422,204	279,271
Cash and cash equivalents at beginning of period	752,107	329,903	50,632
Cash and cash equivalents at end of period	$ 115,177	$ 752,107	$ 329,903

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows – Continued
Years Ended December 31, 2022, 2021 and 2020

	Year Ended December 31,		
Supplemental cash flow information	**2022**	**2021**	**2020**
Income taxes paid, net	$ 10,324	$ 10,612	$ 7,922
Interest paid for deposits	3,418	2,752	7,255
Interest paid for borrowings	6,777	5,366	5,093
Non-cash transfer of loans to other real estate owned	87	196	898
Non-cash transfer of fixed assets to other assets	4,568	-	-

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2020	$ 34,854	$ 120,657	$ 213,723	$ 4,562	$ (95,932)	$ 277,864
Adoption of ASU 2016-13 (CECL)			(3,783)			(3,783)
Net income			27,825			27,825
Other comprehensive income, net of tax				10,200		10,200
Dividends declared on common stock, ($0.04 per share)			(1,186)			(1,186)
Vesting of restricted stock	103	(534)			431	-
Stock based compensation		2,089				2,089
Purchase of treasury stock from taxes withheld on stock awards					(423)	(423)
Purchase of treasury stock from stock repurchase program					(5,499)	(5,499)
Balance, December 31, 2020	$ 34,957	$ 122,212	$ 236,579	$ 14,762	$ (101,423)	$ 307,087
Balance, January 1, 2021	$ 34,957	$ 122,212	$ 236,579	$ 14,762	$ (101,423)	$ 307,087
Net income			20,044			20,044
Other comprehensive loss, net of tax				(5,994)		(5,994)
Dividends declared on common stock, ($0.16 per share)			(4,612)			(4,612)
Acquisitions, WSB	9,748	81,154			103,582	194,484
Vesting of restricted stock		(2,358)			2,358	-
Stock based compensation		1,435				1,435
Purchase of treasury stock from taxes withheld on stock awards					(605)	(605)
Purchase of treasury stock from stock repurchase program					(9,812)	(9,812)
Balance, December 31, 2021	$ 44,705	$ 202,443	$ 252,011	$ 8,768	$ (5,900)	$ 502,027
Balance, January 1, 2022	$ 44,705	$ 202,443	$ 252,011	$ 8,768	$ (5,900)	$ 502,027
Net income			67,405			67,405
Other comprehensive loss, net of tax				(101,892)		(101,892)
Dividends declared on common stock, ($0.20 per share)			(8,904)			(8,904)
Vesting of restricted stock		(3,127)			3,127	-
Stock based compensation		2,960				2,960
Purchase of treasury stock from taxes withheld on stock awards					(455)	(455)
Balance, December 31, 2022	$ 44,705	$ 202,276	$ 310,512	$ (93,124)	$ (3,228)	$ 461,141

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020
(Table amounts in thousands, except per share data)

Note 1: Summary of Significant Accounting Policies

Nature of Operations - Old Second Bancorp, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware in 1981 that serves as the bank holding company for its wholly-owned subsidiary bank, Old Second National Bank. Old Second National Bank (the "Bank") is a national banking association headquartered in Aurora, Illinois, that operates through 50 banking centers located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. The Bank is a full-service banking business, offering a broad range of deposit products, trust and wealth management services, and lending services, including commercial, residential and consumer loans. We also offer a full complement of electronic banking services, such as online and mobile banking and corporate cash management products.

The consolidated financial statements of the Company include the financial statements of the Bank and its wholly-owned subsidiaries, River Street Advisors, LLC, an investment advisory/management service company, Old Second Affordable Housing Fund, L.L.C., which provides down payment assistance for home ownership to qualified individuals, and Melrose Holdings LLC and Station I, LLC, both of which hold property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with borrowers. The Company uses the accrual basis of accounting for financial reporting purposes. Certain amounts in prior year financial statements have been reclassified to conform to the 2022 presentation.

Use of Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") and following general practices within the banking industry requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions. Assets held in a fiduciary or agency capacity are not assets of the Company or its subsidiaries and are not included in the consolidated financial statements.

Segment Reporting –The Company has one operating segment, which is community banking. While our management monitors the revenue streams of our various products and services, the Company's operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's operations are considered to be aggregated in one reportable segment.

Concentration of Credit Risk – Most of the Company's business activity is with customers located within Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. These banking centers surround or are within the Chicago metropolitan area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in that market area since the Bank generally makes loans within this market. There are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector.

Cash and Cash Equivalents – For purposes of the Consolidated Statements of Cash Flows, management has defined cash and cash equivalents to include cash and due from banks, interest-earning deposits in other financial institutions, and other short-term investments, such as federal funds sold and securities purchased under agreements to resell. The classification of cash and cash equivalents includes those assets held in the form of cash or liquid instruments with an original maturity of 90 days or less.

Securities – All of the Company's securities are classified as available-for-sale, and are carried at fair value, with unrealized gains or losses, net of tax, recorded in stockholders' equity as a separate component of accumulated other comprehensive (loss) income.

Realized securities gains or losses, which are reported in securities (losses) gains, net, in the Consolidated Statements of Income, are recognized on a trade date basis and are determined using the specific identification method. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized into income to the earlier of the call date or estimated life of the related security using the level yield method.

The Company has made a policy election to exclude accrued interest income from the amortized cost basis of available-for-sale debt securities and report accrued interest separately in other assets in the Consolidated Balance Sheets. A debt security is placed on nonaccrual status at the time we no longer expect to receive all contractual amounts due, which is generally at 90 days past due. Accrued interest for a security placed on nonaccrual is reversed against interest income. Accordingly, we do not recognize an allowance for credit loss against accrued interest receivable.

For available-for-sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security, prior to the recovery of its amortized cost basis. If either of the above criteria is met, the security's amortized cost basis is written down to fair value through earnings. When the criteria above is not met, we evaluate whether the decline in fair value is the result of credit losses or other factors. In making this assessment, we review changes to the rating of the security by a rating agency, an increase in defaults on the underlying collateral, and the extent to which the securities are issued by the federal government or its agencies, including the amount of the guarantee issued by those agencies, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded through earnings, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive (loss) income, net of taxes.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Federal Home Loan Bank and Federal Reserve Bank Stock – The Company owns the stock of the Federal Home Loan Bank of Chicago ("FHLBC") and the Federal Reserve Bank of Chicago ("FRBC"). Both of these entities require the Bank to invest in their nonmarketable stock as a condition of membership. The FHLBC is a governmental sponsored entity. The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment. FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBC stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The Company's ability to redeem the shares owned is dependent on the redemption practices of the FHLBC. The Company records dividends in income on the ex-dividend date. FRBC stock is redeemable at par, and therefore fair value equals cost.

Loans Held-for-Sale – The Bank originates residential mortgage loans, which consist of loan products eligible for sale to the secondary market. Residential mortgage loans eligible for sale in the secondary market are carried at fair market value. The fair value of loans held-for-sale is determined using quoted secondary market prices on similar loans.

Loans – Loans held-for-investment are carried at the principal amount outstanding, net of premiums and discounts associated with acquisition date fair value adjustments on acquired loans, deferred loan fees and costs, and any direct principal charge-offs. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in other assets in the Consolidated Balance Sheets.

Interest income on loans is accrued based on principal amounts outstanding. Loan and lease origination fees, commitment fees, and certain direct loan origination costs are deferred and amortized over the life of the related loans or commitments as a yield adjustment. Fees related to standby letters of credit, whose ultimate exercise is remote, are amortized into fee income over the estimated life of the commitment. Other related fees are recognized as fee income when earned.

Past Due and Nonaccrual Loans

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Generally, loans are placed on nonaccrual status (i) when either principal or interest payments become 90 days or more past due based on contractual terms unless the loan is sufficiently collateralized such that full repayment of both principal and interest is expected and is in the process of collection within a reasonable period or (ii) when an individual analysis of a borrower's creditworthiness indicates a credit should be placed on nonaccrual status whether or not the loan is 90 days or more past due. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash basis method, interest income is recorded when the payment is received in cash. Nonaccrual loans are returned to accrual status when the financial position of the borrower and other relevant factors indicate there is no longer doubt that the Company will collect all principal and interest due.

Troubled Debt Restructurings ("TDRs")

A restructuring of debt is considered a TDR when (i) the borrower is experiencing financial difficulties and (ii) the creditor grants a concession, such as forgiveness of principal, reduction of the interest rate, changes in payments, or extension of the maturity, that it would not otherwise consider. Loans are not classified as TDRs when the modification is short-term or results in only an insignificant delay or shortfall in the payments to be received. The Company's TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes.

The Company does not accrue interest on any TDRs unless it believes collection of all principal and interest under the modified terms is reasonably assured. For TDRs to accrue interest, the borrower must demonstrate both some level of past performance and the capacity to perform under the modified terms. Generally, six months of consecutive payment performance by the borrower under the restructured terms is required before TDRs are returned to accrual status. However, the period could vary depending on the individual facts and circumstances of the loan. An evaluation of the borrower's current creditworthiness is used to assess whether the borrower has the capacity to repay the loan under the modified terms. This evaluation includes an estimate of expected cash flows, evidence of strong financial position, and estimates of the value of collateral, if applicable.

Purchase Credit Deteriorated (PCD) Loans

Purchased credit deteriorated loans ("PCD loans") are purchased loans, that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on an individual loan basis from an evaluation of each specific loan and its related credit metrics. The sum of the loan's purchase price and initial allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loans (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Subsequent changes to the allowance for credit losses are recorded through provision for credit losses. Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded as a provision for credit losses. If the present value of expected cash flows is greater than the carrying value, it is recognized as part of future interest income.

Non-Purchase Credit Deteriorated (Non-PCD) Loans

Non-purchased credit deteriorated loans ("non-PCD loans") are purchased loans, that, as of the date of acquisition, have not experienced a significant deterioration in credit quality since origination, as determined by the Company's assessment. An allowance for credit losses is determined using the same methodology as other loans held for investment, and no allowance is established as a Day One fair valuation allowance. The sum of the loan's purchase price becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a discount or premium, which is comprised of an interest component and a credit component, and is accreted or amortized into interest income over the life of the loan. Expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loans (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

A subsequent Day Two adjustment on non-PCD loans is recorded to the allowance for credit losses immediately after acquisition, which reflects the future estimated lifetime credit losses on the non-PCD loans, recorded through the provision for credit losses. Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded as a provision for credit losses. If the present value of expected cash flows is greater than the carrying value, it is recognized as part of future interest income.

Allowance for Credit Losses ("ACL")

ACL on Loans

The ACL on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans. The Company's estimate of the ACL for loans reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled debt restructuring.

Determination of the ACL on loans is inherently subjective in nature since it requires significant estimates and management judgment, and includes a level of imprecision given the difficulty of identifying and assessing the factors impacting loan repayment and estimating the timing and amount of losses. While management utilizes its best judgment and information available, the ultimate adequacy of the ACL is dependent upon a variety of factors beyond the Company's direct control, including, but not limited to, the performance of the loan portfolio, consideration of current economic trends, changes in interest rates and property values, estimated losses on pools of homogeneous loans based on an analysis that uses historical loss experience for prior periods that are determined to have like characteristics with the current period such as pre-recessionary, recessionary, or recovery periods, portfolio growth and concentration risk, management and staffing changes, the interpretation of loan risk classifications by regulatory authorities and other credit market factors. While each component of the ACL on loans is determined separately, the entire balance is available for the entire loan portfolio.

The ACL methodology consists of measuring loans on a collective (pool) basis when similar risk characteristics exist. The type of credit composition and risk characteristics of each portfolio segment are as follows:

Commercial loans – Such credits typically comprise working capital loans, loans for physical asset expansion, asset acquisition loans and other commercial and industrial business loans. Loans to closely held businesses will generally be guaranteed in full or for a meaningful amount by the businesses' major owners. Commercial loans are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. Minimum standards and underwriting guidelines have been established for all commercial loan types. The Company classifies five different risk levels for this segment to assign a loss rate based on historical losses, and also performs an analysis using expectations for the weighted risk rating trends to run a regression analysis to a severe loss scenario to determine adjustments needed within the special mention and substandard sub-segments.

Lease financing receivables – Lease financing receivables are subject to underwriting standards and processes similar to commercial loans. These loans are often secured by equipment or transportation assets, and are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. In accordance with accounting standards, a peer group has been identified and is used to estimate losses for this portfolio, as this segment is relatively new to the Company and more than four years of the Company's own historical loss data is not available.

Real estate - commercial loans – Real estate - commercial loans are subject to underwriting standards and processes similar to commercial and industrial loans. These are loans secured by mortgages on real estate collateral. Commercial real estate loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type. The real estate – commercial segments utilized for the ACL on loans are:

- *CRE owner occupied* – the Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver.
- *CRE investor* – the Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver. The primary difference between this segment and CRE owner occupied is within the slightly elevated historical loss rates and qualitative factors used, as the CRE investor properties are sponsored compared to owner occupied.

Real estate – construction loans – The Company defines real estate - construction loans as loans where the loan proceeds are controlled by the Company and used exclusively for the improvement or development of real estate in which the Company holds a mortgage. Due to the inherent risk in this type of loan, they are subject to other industry specific policy guidelines outlined in the Company's Credit Risk Policy and are monitored closely. The Company's historical loss rates are utilized from the prior periods which align to the current unemployment projections.

Real estate - residential loans – These are loans that are extended to purchase or refinance 1-4 family residential dwellings, or to purchase or refinance vacant lots intended for the construction of a 1-4 family home. Residential real estate loans are considered homogenous in nature. Homes may be the primary or secondary residence of the borrower or may be investment properties of the borrower. The real estate – residential segments utilized for the ACL on loans are:

- *Residential owner-occupied* – the Company applies historical loss rates from periods with like characteristics as the current period, with a longer remaining life than other segments, due to the usually longer-term nature of these loans.
- *Residential investor* – the Company applies historical loss rates from periods with like characteristics as the current period, with a slightly longer remaining life than other segments, but shorter duration than residential owner-occupied.
- *Multifamily* – the Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver.

Home equity lines of credit ("HELOCs") – These are lines of credit that are extended to refinance 1-4 family residential dwellings, or to finance the borrower's needs and collateralized by the borrower's residence. These lines may be fixed or variable in nature, and the home serving as collateral may also have a first lien outstanding. Prior periods HELOC segments utilized for the ACL on loans were segregated into legacy and purchased HELOCs; in 2022, these two HELOC segments were merged into one as the purchased portfolio balance remaining was minimal. The Company's historical loss rates are utilized from the prior periods which align to the current unemployment projections.

Consumer loans – Consumer loans include loans extended primarily for consumer and household purposes. These also include overdrafts and other items not captured by the definitions above. The primary loss factor for this segment included the unemployment rate forecast for the next twelve months.

The methodologies used for calculating the ACL on each loan segment include (i) a migration analysis for commercial, CRE owner occupied, CRE investor, and multifamily segments; (ii) a static analysis for construction, residential investor, residential owner occupied and the HELOC segments; and (iii) a WARM (weighted average remaining life) methodology is used for lease financing receivables and consumer segments. The forecast period used for each segment calculation was one year, with an immediate reversion to historical loss rates following this one year period. In addition, the Company applies qualitative adjustments to each different loan or lease segment, as described below.

The qualitative factors applied to each loan portfolio consist of the impact of other internal and external qualitative and credit market factors as assessed by management through a detailed loan review, ACL analysis and credit discussions. These internal and external qualitative and credit market factors include:

- changes in lending policies and procedures, including changes in underwriting standards and collections, charge-offs and recovery practices;
- changes in international, national, regional, and local conditions (specific factors which impact portfolios or discrepancies with national economic factors which are utilized within the economic forecast);
- changes in the experience, depth and ability of lending management;
- changes in the volume and severity of past due loans and other similar loan conditions;
- changes in the nature and volume of the loan portfolio and terms of loans;
- the existence and effect of any concentrations of credit and changes in the levels of such concentrations (this characteristic requires any portfolio exceeding 25% of capital to have a factor considered unless the pool is otherwise well diversified or holds a relatively low inherent risk);
- effects of other external factors, such as competition, legal or regulatory factors, on the level of estimated credit losses;
- changes in the quality of our loan review functions; and
- changes in the value of underlying collateral for collateral dependent loans.

The impact of the above listed internal and external qualitative and credit market risk factors is assessed within predetermined ranges to adjust the ACL totals calculated. Changes in the above factors are assessed no less than quarterly, and directly impact the total estimated credit losses recorded.

Loans that do not share risk characteristics are evaluated on an individual basis. Such loans evaluated individually are not also included in the collective evaluation. The amount of expected credit loss is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral less applicable selling costs. When management determines that foreclosure is probable, the amount of credit loss is determined using the fair value of collateral, less costs to sell.

Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed, while recoveries of amounts previously charged-off are credited to the ACL. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged off. Approved releases from previously established ACL reserves authorized under our ACL methodology also reduce the ACL. Additions to the ACL are established through the provision for credit losses on loans, which is charged to expense.

The Company's ACL methodology is intended to reflect all loan portfolio risk, but management recognizes the inability to accurately depict all future credit losses in a current ACL estimate, as the impact of various factors cannot be fully known. Accrued interest receivable on loans is excluded from the amortized cost basis of financing receivables for the purpose of determining the allowance for credit losses.

ACL on Unfunded Loan Commitments

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk by a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL related to off-balance sheet credit exposures, which is within other liabilities on the Company's Consolidated Balance Sheets, is estimated at each balance sheet date under the CECL model, and is adjusted as determined necessary through the provision for credit losses on the income statement. The estimate for ACL on unfunded loan commitments includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Premises and Equipment – Premises, furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the lease term including anticipated renewals. Rates of depreciation are generally based on the following useful lives: buildings, 25 to 40 years; building improvements, 3 to 15 years or longer under limited circumstances; and furniture and equipment, 3 to 10 years. Gains and losses on dispositions are included in other noninterest expense in the Consolidated Statements of Income. Maintenance and repairs are charged to operating expenses as incurred, while improvements that conform to definitions of tangible property improvements are capitalized and depreciated over the estimated remaining life.

Whenever events or changes in circumstances dictate, the Company tests its long-lived assets for impairment by determining whether the sum of the estimated undiscounted future cash flows attributable to a long-lived asset or asset group is less than the carrying value of the long-lived asset or asset group through a probability-weighted approach. In the event the carrying amount of the long-lived asset or asset group is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the long-lived asset or asset group exceeds its fair value.

Other Real Estate Owned ("OREO") – Real estate assets acquired in settlement of loans are recorded at the fair value of the property when acquired, less estimated costs to sell, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Any deficiency between the net book value and fair value at the foreclosure or deed in lieu date is charged to the ACL. Any reduction in OREO carrying value within 90 days of transfer to OREO would be charged to the ACL. If the fair value of the property when acquired, less estimated costs to sell, is greater than the net book value of the loan, a gain on transfer is recorded. If a determination is made more than 90 days after the transfer to OREO that the fair value for the OREO property has declined, an OREO valuation allowance is established for the decrease between the recorded value and the updated fair value less costs to sell. Such declines are included in other noninterest expense in the Consolidated Statements of Income. A subsequent reversal of an OREO valuation adjustment can occur, but the resultant carrying value cannot exceed the cost basis established at transfer of the loan to OREO. Operating costs after acquisition are also expensed.

Mortgage Servicing Rights – The Bank is also involved in the business of servicing mortgage loans. Servicing activities include collecting principal, interest, and escrow payments from borrowers, making tax and insurance payments on behalf of the borrowers, monitoring delinquencies, executing foreclosure proceedings, and accounting for and remitting principal and interest payments to the investors. Mortgage servicing rights represent the right to a stream of cash flows and an obligation to perform specified residential mortgage servicing activities.

Mortgage loans that the Company is servicing for others aggregated to $771.4 million and $801.9 million at December 31, 2022, and 2021, respectively. Mortgage loans that the Company is servicing for others are not included in the consolidated balance sheets. Fees received in connection with servicing loans for others are recognized as earned. Loan servicing costs are charged to expense as incurred.

Servicing rights are recognized separately as assets when they are acquired through sales of loans and servicing rights are retained. Servicing rights are initially recorded at fair value with the effect recorded in net gains on sales of mortgage loans in the Consolidated Statements of Income. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses.

Servicing fee income, which is included in the Consolidated Statements of Income as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Under the fair value measurement method, the Company measures mortgage servicing rights at fair value at each reporting date, reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and includes these changes in mortgage servicing rights mark to market in the Consolidated Statements of Income. The fair values of mortgage servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Transfers of Financial Assets – The Company accounts for transfers and servicing of financial assets in accordance with FASB ASC 860, Transfers and Servicing. Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free from conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Transfers of a portion of a loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, and the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

The Company sells financial assets in the normal course of business, the majority of which are related to residential mortgage loan sales through established programs, and commercial loan sales through participation agreements. In accordance with accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses.

When the Company sells financial assets, it may retain servicing rights and/or other interests in the financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the servicing right recognized, and the consideration received and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests held by the Company are carried at the lower of cost or fair value, with the exception of mortgage servicing rights related to sales of residential mortgage loans, which are carried at fair value.

Bank-Owned Life Insurance ("BOLI") – BOLI represents life insurance policies on the lives of certain Company employees (both current and former) for which the Company is the sole owner and beneficiary. These policies are recorded as an asset on the Consolidated Balance Sheets at their cash surrender value ("CSV") or the amount that could be realized. The change in CSV is recorded as an increase in cash surrender value of bank-owned life insurance in the Consolidated Statements of Income in noninterest income. In addition, insurance proceeds received, net of the original premium investment, are recorded as death benefit realized on bank-owned life insurance in the Consolidated Statements of Income in noninterest income.

Goodwill and Core Deposit Intangible – Goodwill is the excess of an acquisition's purchase price over the fair value of identified net assets acquired in an acquisition and is evaluated at least annually for impairment. The Company performs its annual evaluation for goodwill impairment at November 30 each year and may elect to perform a quantitative or qualitative analysis or first conduct a qualitative analysis to determine if a quantitative analysis is necessary. In addition, the Company evaluates goodwill impairment on an interim basis if events or changes in circumstances indicate the asset might be impaired. The factors reviewed by the Company when completing a qualitative analysis include, but are not limited to, macroeconomic data, industry specific data, current market conditions, and the Company's overall financial performance.

The Company performed a quantitative assessment of goodwill as of November 30, 2022 which resulted in the fair value of the Company exceeding the carrying value; therefore, it was determined goodwill was not impaired at December 31, 2022. The quantitative assessment was performed as a matter of periodic practice rather than as a response to a qualitative assessment. On November 30, 2021, the Company performed a qualitative assessment of goodwill from which we concluded it was more likely than not that goodwill was not impaired as of December 31, 2021.

The core deposit intangible ("CDI") is being amortized on an accelerated method over a ten year estimated useful life. As of December 31, 2022, CDI totaled $13.7 million compared to $16.3 million at December 31, 2021. The total CDI amount reflects the acquisition of West Suburban in 2021 as well as ABC Bank in 2018 and the Talmer branch purchase in 2016. Total CDI amortization expense of $2.6 million, $644,000, and $494,000 was recorded in 2022, 2021, and 2020, respectively. The expected future annual amortization expense for each of the next five years (2023-2027) is approximately $2.5 million, $2.3 million, $2.1 million, $1.8 million, and $1.6 million, respectively.

Debt Issuance Costs – Costs associated with the issuance of debt are presented in the Consolidated Balance Sheets as a direct reduction from the carrying value of that debt liability. The deferred issuance costs are amortized over the life the related debt instrument, and included within the debt's interest expense.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Noninterest Income – The Company recognizes revenue when the performance obligations related to the transfer of goods or services are satisfied. Certain obligations are satisfied at one point in time, while other obligations may be satisfied over a period of time. Revenues are segregated based on the nature of the product or service offered. Wealth management fees, service charges on deposits and card related income are included as components of noninterest income in the Consolidated Statements of Income.

Wealth management – includes fees generated from personal, commercial and institutional clients. The Company also provides asset management services, cash management services and income tax reporting. Revenue is recognized over the period of time in which these services are performed.

Service charges on deposits – includes fees and income received by the Company for performing various services, such as deposit account maintenance fees, overdraft coverage and processing fees, stop payment charges, and other deposit account related services. Revenue is recognized based on the service agreement in place, and is recorded when the service is provided to the customer. This item is net of any service charge refunds or return charge refunds.

Card related income – includes interchange fees earned on debit cards and credit cards, ATM/ITM related fee income, and gift card related income. Annual fees and interest income on card-related products are recognized within interest income in accordance with ASC 310. The Company recognizes card related income when the cardholder's transaction with the merchant or ATM/ITM occurs, thus satisfying the performance obligation. Card related expenses, such as disbursements to the payment network, reward program costs, and other operational costs are carried within card related expense, as a component of noninterest expense, on the Consolidated Statements of Income.

Advertising Costs – All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Equity Incentive Plan – Compensation cost is recognized for stock options and restricted stock awards issued to employees based upon the fair value of the awards at the date of grant. A binomial model is utilized to estimate the fair value of stock options, which utilizes assumptions for expected volatilities based on the previous five-year historical volatilities of the Company's common stock. Historical data is used to estimate option exercise rates and post-vesting termination behavior, and the risk-free interest rate for the expected term of the option is based on the Treasury yield curve in effect at the time of grant. The market price of the Company's common stock at the date of grant is used for restricted stock awards, which include restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is net of a 5% forfeiture assumption for group grants. Upon vesting, compensation costs for the award expense is trued up based on actual forfeitures incurred. Once the award is settled, the Company would determine whether the cumulative tax deduction exceeded the cumulative compensation cost recognized in the Consolidated Statement of Income. The cumulative tax deduction would include both the deductions from the dividends and the deduction from the exercise or vesting of the award. If the tax benefit received from the cumulative deductions exceeds the tax effect of the recognized cumulative compensation cost, the excess would be recognized as a credit to income tax expense.

Income Taxes – The Company files income tax returns in the U.S. federal jurisdiction, and in the states of Illinois, Arizona, California, Florida, Indiana, Michigan, New Hampshire, Pennsylvania, Tennessee, Texas, and Wisconsin. The provision for income taxes is based on income in the consolidated financial statements, rather than amounts reported on the Company's income tax return. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Any change in tax rates will be recorded in the period in which the law is enacted.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2022 and 2021 the Company evaluated tax positions taken for filings with the Internal Revenue Service and all state jurisdictions in which it operates. The Company believes that income tax filing positions will be sustained under examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations, or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions at December 31, 2022 or 2021. The Company is currently open to audit under the statute of limitations for Federal taxes from 2019 to 2021 and various state jurisdictions from 2017 to 2021.

Earnings Per Common Share ("EPS") – Basic EPS is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. The Company's potential common shares represent shares issuable under its long-term incentive compensation plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

Treasury Stock – Treasury stock acquired is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on the "last in, first out" inventory method. The difference between the consideration received upon issuance and the carrying value is charged or credited to additional paid-in capital.

Mortgage Banking Derivatives – As part of the ongoing residential mortgage business, the Company enters into mortgage banking derivatives such as forward contracts and interest rate lock commitments. The derivatives and loans held-for-sale are carried at fair value with the changes in fair value recorded in current earnings. The net gain or loss on mortgage banking derivatives is included in net gains on sales of loans in the Consolidated Statements of Income.

Derivative Financial Instruments – The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and whether the Company has elected to designate a derivative as a hedging relationship and apply hedge accounting. A further consideration involves a determination on whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued, and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative is deferred and reported as a component of accumulated other comprehensive income, which is a component of stockholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense. Counterparty risk with loan customers is managed through loan covenant agreements and, as such, does not have a significant impact on the fair value of the swaps. Counterparty risk with other banks is managed through bilateral collateralization agreements. Deferred gains and losses from derivatives not accounted for as hedges and that are terminated are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

Comprehensive Income – Comprehensive income is the total of reported earnings for all other revenues, expenses, gains, and losses that are not reported in earnings under GAAP. The Company includes the following items, net of tax, in other comprehensive income in the Consolidated Statements of Comprehensive Income: (i) changes in unrealized gains or losses on securities available-for-sale, (ii) changes in unrealized gains or losses on securities held-to-maturity established upon transfer from securities available-for-sale and (iii) the effective portion of a derivative used to hedge cash flows.

Recent Accounting Pronouncements – The following is a summary of recent accounting pronouncements that have impacted or could potentially affect the Company**:**

ASU 2018-16, ASU 2020-04, ASU 2021-01, and ASU 2022-06 – In October 2018, the Financial Standards Board, or FASB, issued ASU No. 2018-16 "*Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting.*" ASU 2018-16 adds the SOFR overnight index swap rate to the list of United States (U.S.) benchmark rates eligible for hedge accounting purposes, which is the fourth rate permissible to be used as a U.S. benchmark rate. This guidance is effective for annual and interim periods beginning after December 15, 2018, and we do not expect this guidance to have a material impact on the financial condition or liquidity of the Company. ASU 2020-04 and ASU 2021-01 *Reference Rate Reform* (Topic 848) were issued on March 12, 2020 and January 7, 2021, respectively, and each provide further guidance on optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships due to the discontinuation of LIBOR. In addition, on March 5, 2021, the International Swaps and Derivatives Association ("ISDA") issued a statement with an "Index Cessation Event Announcement," which confirmed the extension of the cessation of LIBOR-referenced rates from December 31, 2021, to June 30, 2023, for certain rate tenors. ASU 2022-06 further defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The Company formed a LIBOR transition team in 2019, and has developed a project plan to assess the use of alternative indexes and to seek to ensure all financial instruments that reference LIBOR are identified, quantified, and researched for the LIBOR fallback language available or needed. The Company has completed the ISDA protocol adherence for LIBOR fallback language for all commercial swaps, has met with its commercial loan clients to also guide their swap fallback language adherence, and worked to revise all credit documents being issued by Old Second National Bank (the "Bank") for new loans to ensure appropriate fallback language is included. We have discontinued the use of LIBOR as a reference rate for all consumer loans issued after July 31, 2021, and all commercial loans issued after December 31, 2021, with certain exceptions for those loans that were in the process of funding at the end of 2021. The Company's systems have been updated to handle multiple SOFR-based indexes and we continue to meet regularly to plan for the transition of existing LIBOR exposures prior to the final LIBOR cessation date of June 30, 2023.

ASU 2022-01 – On March 28, 2022, the FASB issued ASU 2022-01 "*Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method.*" ASU 2022-01 is effective for public business entities for fiscal years beginning after December 15, 2022, and also interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU No. 2017-12 concurrently or prior. The goal of this new hedging standard is to better align the economic results of risk management activities with hedge accounting, by allowing multiple layers of a single closed portfolio to be hedged, as compared to the single-layer, or last of layer method, allowed with the adoption of ASU 2017-12.

The Company is currently reviewing ASU 2022-01 for the impact to derivative measurement and disclosures, and will assess any revisions needed for reporting purposes in the next quarter. The Company anticipates adopting ASU 2022-01 no later than January 1, 2023. The Company does not expect a material impact upon adoption.

ASU 2022-02 – On March 31, 2022, the FASB issued ASU 2022-02 "*Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.*" ASU 2022-02 is effective for any entities that have adopted CECL, and is effective for fiscal years beginning after December 15, 2022, including interim periods within those years. The amendments eliminate certain troubled debt restructuring ("TDR") recognition and measurement guidance previously in effect, and consideration of the TDRs similar to other modified loans under CECL is now required. ASU 2022-02 also requires enhancements to vintage loan disclosures, requiring detail be provided on current-period gross write-offs and disclosure of the amortized cost basis of financing receivables by credit quality indicators and by loan portfolio class of the gross charge-off based on year of origination.

The Company is currently reviewing ASU 2022-02 for the impact to TDR recognition, measurement and disclosures, and will assess any revisions needed for reporting purposes in the next quarter. The Company anticipates adopting ASU 2022-02 as of January 1, 2023.

Subsequent Events

On January 17, 2023, the Company's Board of Directors declared a cash dividend of $0.05 per share payable on February 6, 2023, to stockholders of record as of January 27, 2023.

Note 2: Acquisition

On December 1, 2021, the Company completed its acquisition of West Suburban Bancorp, Inc. ("West Suburban"), a bank holding company, and its wholly owned subsidiary, West Suburban Bank, based in Lombard, Illinois, with operations throughout our existing market footprint. This acquisition brought increased scale and new markets to the Company, and provided new product offerings and line of business opportunities. At closing, the Company acquired $2.94 billion of assets, $1.50 billion of loans, $1.07 billion of securities, and $2.69 billion of deposits, net of fair value adjustments. Under the terms of the merger agreement, each outstanding share of West Suburban common stock was exchanged for 42.413 shares of Company common stock, plus $271.15 of cash. This resulted in merger consideration of $295.2 million, based on the closing price of the Company's common stock on the date of acquisition, which consisted of 15.7 million shares of the Company's common stock and $100.7 million of cash. Upon closing of the acquisition, goodwill of $67.7 million associated with the acquisition was recorded by the Company, which was the result of expected synergies, operational efficiencies and other factors.

The acquisition of West Suburban has been accounted for as a business combination. We recorded the estimate of fair value based on initial valuations available at December 1, 2021. Estimated fair values which are subject to adjustment for up to one year after December 1, 2021 were considered final as of September 30, 2022. Adjustments and reclasses between deferred tax assets and current taxes receivable, which is reported within other assets, were identified during the quarter ended September 30, 2022 based on further analysis after West Suburban Bank tax filings were made. Deferred tax assets increased $3.7 million, which was offset by a decrease in current taxes receivable of $3.9 million, which resulted in an increase to goodwill of $146,000. None of the $67.9 million of goodwill recorded is expected to be deductible for income tax purposes.

The following table provides the purchase price allocation as of the December 1, 2021 merger date of the Company and West Suburban and the assets acquired and liabilities assumed at their estimated fair values as of that date, as recorded by the Company.

West Suburban Acquisition Summary
As of Date of Acquisition

	December 1, 2021
Assets	
Cash and due from banks	$ 16,794
Interest bearing deposits with financial institutions	232,880
Securities available-for-sale and held-to maturity, at fair value	1,067,517
FHLBC stock	3,340
Loans, net of allowance for credit losses Day One PCD loan adjustment	1,500,974
Premises and equipment	47,456
Other real estate owned	5,552
Core deposit intangible	14,772
Deferred tax assets	5,819
Other assets	48,838
Total assets	$ 2,943,942
Liabilities	
Noninterest bearing demand	$ 1,070,980
Savings, NOW and money market	1,408,051
Time	215,205
Total deposits	2,694,236
Reserve for unfunded commitments	1,787
Other liabilities	20,629
Total liabilities	2,716,652
Cash consideration paid	100,679
Stock issued for acquisition	194,484
Total Liabilities Assumed and Cash and Stock Consideration Paid for Acquisition	$ 3,011,815
Goodwill	$ 67,873

Expenses related to the West Suburban acquisition totaled $9.1 million and $13.2 million during the year ended December 31, 2022 and 2021, respectively, and are reported within noninterest expense based on the line items impacted, which are primarily salaries and employee benefits, occupancy, furniture and equipment, computer and data processing, legal fees, and other expense in the Consolidated Statements of Income.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. The following table provides a summary of loans and leases purchased as part of the West Suburban acquisition which were individually evaluated and determined to have credit deterioration at acquisition.

West Suburban Acquired PCD Loans	As of December 1, 2021
Par value of acquired loans	$ 108,241
Allowance for credit losses	(12,075)
Non-credit discount	(1,723)
Purchase price of PCD loans at acquisition	$ 94,443

The following table presents the carrying amount of all acquired loans as of December 31, 2022 and December 31, 2021, including loans that, as of the acquisition date, had not experienced a more-than-insignificant deterioration in credit quality since origination ("non-PCD loans"):

Acquired Loan Detail	As of December 31, 2022			As of December 31, 2021		
	PCD	Non-PCD	Total	PCD	Non-PCD	Total
West Suburban acquired loans	$ 75,396	$ 1,059,363	$ 1,134,759	$ 102,409	$ 1,418,752	$ 1,521,161
ABC Bank acquired loans	1,786	31,895	33,681	4,547	64,236	68,783
Talmer Bank acquired loans	-	15,693	15,693	-	45,858	45,858
Total acquired loans net book value	$ 77,182	$ 1,106,951	$ 1,184,133	$ 106,956	$ 1,528,846	$ 1,635,802
Accretion recorded on acquired loans year to date	$ 848	$ 4,726	$ 5,574	$ 401	$ 565	$ 966
Accretion recorded on acquired unfunded commitments year to date			$ 893			$ 74

The Company's operating results for the year ended December 31, 2021 includes the operating results of the acquired assets and assumed liabilities of West Suburban subsequent to the acquisition on December 1, 2021. The following table presents unaudited pro forma information as if the acquisition of West Suburban had occurred on January 1, 2020, under the "Unaudited Pro Forma" columns. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustment to acquired interest-bearing deposits, and the amortization of the CDI that would have resulted had the deposits been acquired as of January 1, 2020. Pro forma results include Old Second and West Suburban acquisition-related expenses which primarily included, but were not limited to, severance costs, professional services, data processing fees, and advertising expenses totaling $25.1 million for the year ended December 31, 2021. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired West Suburban on January 1, 2020. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

	Unaudited Pro Forma for the Years Ended	
	2021	2020
Net interest income	$ 166,495	$ 165,283
Noninterest income	59,036	48,937
Net income attributable to Old Second Bancorp, Inc.	67,779	12,349

Note 3: Cash and Due from Banks

Total cash and cash equivalents were $115.2 million and $752.1 million at December 31, 2022 and 2021, respectively.

The nature of the Company's business requires that it maintain amounts with other banks and federal funds which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts.

Note 4: Securities

The following table summarizes the amortized cost and fair value of the securities portfolio at December 31, 2022 and 2021, and the corresponding amounts of gross unrealized gains and losses were as follows:

December 31, 2022	Amortized Cost[1]		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Securities available-for-sale								
U.S. Treasury	$	224,054	$	-	$	(11,925)	$	212,129
U.S. government agencies		61,178		-		(5,130)		56,048
U.S. government agencies mortgage-backed		140,588		-		(15,598)		124,990
States and political subdivisions		239,999		363		(14,234)		226,128
Corporate bonds		10,000		-		(378)		9,622
Collateralized mortgage obligations		596,336		1		(62,569)		533,768
Asset-backed securities		210,388		6		(8,466)		201,928
Collateralized loan obligations		180,276		-		(5,530)		174,746
Total securities available-for-sale	$	1,662,819	$	370	$	(123,830)	$	1,539,359

December 31, 2021	Amortized Cost[1]		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Securities available-for-sale								
U.S. Treasury	$	202,251	$	125	$	(37)	$	202,339
U.S. government agencies		62,587		-		(699)		61,888
U.S. government agencies mortgage-backed		172,016		856		(570)		172,302
States and political subdivisions		241,937		16,344		(672)		257,609
Corporate bonds		10,000		-		(113)		9,887
Collateralized mortgage obligations		673,238		2,014		(2,285)		672,967
Asset-backed securities		236,293		1,245		(661)		236,877
Collateralized loan obligations		79,838		3		(78)		79,763
Total securities available-for-sale	$	1,678,160	$	20,587	$	(5,115)	$	1,693,632

[1] *Excludes interest receivable of $6.8 million and $4.3 million at December 31, 2022 and December 31, 2021, respectively, that is recorded in other assets on the consolidated balance sheet.*

FHLBC stock was $5.6 million and $7.1 million at December 31, 2022 and December 31, 2021, respectively. FRBC stock was $14.9 million at December 31, 2022 and $6.2 million at December 31, 2021. Our FHLBC stock is necessary to maintain access to FHLBC advances.

Securities valued at $547.8 million as of December 31, 2022, were pledged to secure deposits and borrowings, and for other purposes, an increase from $501.3 million at year-end 2021.

The fair value, amortized cost and weighted average yield of debt securities at December 31, 2022 by contractual maturity, were as follows in the table below. Securities not due at a single maturity date are shown separately.

Securities available-for-sale	Amortized Cost		Weighted Average Yield	Fair Value	
Due in one year or less	$	62,369	0.69 %	$	60,279
Due after one year through five years		247,711	1.14		231,925
Due after five years through ten years		43,941	2.75		39,785
Due after ten years		181,210	3.04		171,938
		535,231	1.86		503,927
Mortgage-backed and collateralized mortgage obligations		736,924	2.53		658,758
Asset-backed securities		210,388	4.77		201,928
Collateralized loan obligations		180,276	6.21		174,746
Total securities available-for-sale	$	1,662,819	3.00 %	$	1,539,359

At December 31, 2022, the Company's investments include asset-backed securities totaling $160.8 million that are backed by student loans originated under the Federal Family Education Loan program ("FFEL"). Under the FFEL, private lenders made federally guaranteed student loans to parents and students. While the program was modified several times before elimination in 2010, FFEL securities are generally guaranteed by the U.S. Department of Education ("DOE") at not less than 97% of the principal amount of the loans. The guarantee will reduce to 85% if the DOE receives reimbursement requests in excess of 5% of insured loans; reimbursement will drop to 75% if reimbursement requests exceed 9% of insured loans. As of December 31, 2022, the likelihood of the decrease in the government guarantee was minimal as the average rate of reimbursement for 2022 was less than 1.0%.

As of December 31, 2022, the Company has no securities issued from one originator, other than the U.S. Government and its agencies, that individually amounted to over 10% of the Company's stockholders equity.

Securities with unrealized losses with no corresponding allowance for credit losses at December 31, 2022 and 2021, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows (in thousands except for number of securities):

December 31, 2022	Less than 12 months in an unrealized loss position			12 months or more in an unrealized loss position			Total		
Securities available-for-sale	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value
U.S. Treasuries	1	$ 1,025	$ 24,121	4	$ 10,900	$ 188,008	5	$ 11,925	$ 212,129
U.S. government agencies	-	-	-	9	5,130	56,048	9	5,130	56,048
U.S. government agencies mortgage-backed	15	975	11,369	117	14,623	113,621	132	15,598	124,990
States and political subdivisions	45	5,800	128,770	15	8,434	48,877	60	14,234	177,647
Corporate bonds	-	-	-	2	378	9,622	2	378	9,622
Collateralized mortgage obligations	80	12,895	180,624	120	49,674	348,880	200	62,569	529,504
Asset-backed securities	30	3,030	121,915	21	5,436	79,659	51	8,466	201,574
Collateralized loan obligations	23	3,579	112,772	11	1,951	61,974	34	5,530	174,746
Total securities available-for-sale	194	$ 27,304	$ 579,571	299	$ 96,526	$ 906,689	493	$ 123,830	$ 1,486,260

December 31, 2021	Less than 12 months in an unrealized loss position			12 months or more in an unrealized loss position			Total		
Securities available-for-sale	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value
U.S. Treasuries	1	$ 37	$ 49,719	-	$ -	$ -	1	$ 37	$ 49,719
U.S. government agencies	5	592	56,879	4	107	5,008	9	699	61,887
U.S. government agencies mortgage-backed	63	505	78,711	1	65	1,663	64	570	80,374
States and political subdivisions	7	55	8,430	1	617	4,051	8	672	12,481
Corporate bonds	2	113	9,887	-	-	-	2	113	9,887
Collateralized mortgage obligations	133	2,285	381,658	-	-	-	133	2,285	381,658
Asset-backed securities	20	608	103,819	3	53	3,276	23	661	107,095
Collateralized loan obligations	10	35	45,132	2	43	10,628	12	78	55,760
Total securities available-for-sale	241	$ 4,230	$ 734,235	11	$ 885	$ 24,626	252	$ 5,115	$ 758,861

Available-for-sale debt securities in unrealized loss positions are evaluated for allowance related to credit losses at least quarterly. The analysis consists of screening all securities to determine if the bonds have market value loss exceeding 5% of book value and if that loss exceeds $200,000. Two other aspects of each security are assessed. The first is whether a security carries a government guarantee. If the security is backed by a 100% U.S. Government or U.S. Agency guarantee, then no allowance for credit loss would be considered necessary, since ultimately principal and interest of the investment would be paid. For securities that carried a U.S. Government guarantee of less than 100%, an allowance for credit loss analysis is performed. In the case of a partial government guarantee, the loss amount is assumed to be the percentage not guaranteed multiplied by the gain or loss on the position. In addition, a calculation is performed to estimate the amount of value change attributable to movements in interest rates. If the devaluation of a security is largely due to rate changes, then no allowance would be considered necessary. However, if a payment collected on a particular bond is less than the expected amount, individual credit analysis is conducted on that position. Furthermore, for positions whose market valuations are not directly attributable to movements in interest rates, even if all scheduled payments have been received, credit analysis is performed on each position.

The following table presents net realized gains (losses) on securities available-for-sale for the years ended:

	Year Ended December 31,		
Securities available-for-sale	2022	2021	2020
Proceeds from sales of securities	$ 30,981	$ 605,846	$ 18,006
Gross realized gains on securities	-	270	17
Gross realized losses on securities	(944)	(38)	(42)
Net realized (losses) gains	$ (944)	$ 232	$ (25)
Income tax benefit (expense) on net realized (losses) gains	$ 265	$ (65)	$ 7
Effective tax rate applied	28.1 %	28.0 %	28.0 %

Note 5: Loans and Allowance for Credit Losses on Loans

The composition of loans by portfolio segment as of December 31, were as follows:

	December 31, 2022	December 31, 2021
Commercial [1]	$ 840,964	$ 771,474
Leases	277,385	176,031
Commercial real estate – investor	987,635	799,928
Commercial real estate – owner occupied	854,879	731,845
Construction	180,535	206,132
Residential real estate – investor	57,353	63,399
Residential real estate – owner occupied	219,718	213,248
Multifamily	323,691	309,164
HELOC	109,202	126,290
Other [2]	18,247	23,293
Total loans	3,869,609	3,420,804
Allowance for credit losses on loans	(49,480)	(44,281)
Net loans [3]	$ 3,820,129	$ 3,376,523

[1]   Includes $1.6 million and $38.4 million of PPP loans outstanding at December 31, 2022 and 2021, respectively.

[2]   Unless otherwise noted, the "Other" segment includes consumer loans and overdrafts in this table and in subsequent tables within Note 5 - Loans and Allowance for Credit Losses on Loans.

[3]   Excludes accrued interest receivable of $15.9 million and $9.2 million at December 31, 2022 and December 31, 2021, respectively, which is recorded in other assets on the consolidated balance sheet.

The methodologies used for calculating the ACL on each loan segment include (i) a migration analysis for commercial, CRE owner occupied, CRE investor, and multifamily segments; (ii) a static pool analysis for construction, residential investor, residential owner occupied and the HELOC segments; and (iii) a WARM (weighted average remaining life) methodology is used for lease financing receivables and consumer segments. The forecast period used for each segment calculation was one year, with an immediate reversion to historical loss rates following this one year period. The economic factors management has selected include the civilian unemployment rate and real gross domestic product supplemented with local unemployment factors. These factors are evaluated and updated quarterly. Additionally, management uses qualitative adjustments to the loss estimates in certain cases as determined necessary. These qualitative adjustments are applied by pooled loan segment and have been made for both increased and decreased risk due to loan quality trends, collateral risk, or other risks management determines are not adequately captured in loss estimation. Loans that do not share risk characteristics are evaluated on an individual basis and excluded from the pooled loan evaluation. The amount of expected loss for loans analyzed individually is determined by discounted cash flow or the fair value of the underlying collateral less applicable costs to sell.

It is the policy of the Company to review each prospective credit prior to making a loan in order to determine if an adequate level of security or collateral has been obtained. The type of collateral, when required, will vary from liquid assets to real estate. The Company's access to collateral, in the event of borrower default, is assured through adherence to lending laws, the Company's lending standards and credit monitoring procedures. Although the Bank makes loans primarily within its market area, there are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector. The real estate related categories above represent 70.6% and 71.6% of the portfolio at December 31, 2022 and December 31, 2021, respectively, and include a mix of owner and non-owner occupied commercial real estate, residential, construction and multifamily loans.

The following table represent the activity in the ACL for loans for the year ended December 31, 2022, 2021 and 2020:

Allowance for credit losses	Beginning Balance January 1, 2022		Provision for (Release of) Credit Losses		Charge-offs		Recoveries		Ending Balance December 31, 2022
Commercial	$	11,751	$	273	$	151	$	95	$	11,968
Leases		3,480		(246)		371		2		2,865
Commercial real estate – investor		10,795		1,199		1,401		81		10,674
Commercial real estate – owner occupied		4,913		10,117		133		104		15,001
Construction		3,373		(1,827)		-		-		1,546
Residential real estate – investor		760		(22)		-		30		768
Residential real estate – owner occupied		2,832		(1,010)		2		226		2,046
Multifamily		3,675		(1,285)		-		63		2,453
HELOC		2,510		(844)		-		140		1,806
Other		192		395		402		168		353
Total	$	44,281	$	6,750	$	2,460	$	909	$	49,480

Allowance for credit losses	Beginning Balance January 1, 2021		Impact of WSB Acquisition with PCD Loans		Provision for (Release of) Credit Losses		Charge-offs		Recoveries		Ending Balance December 31, 2021
Commercial	$	2,812	$	7,161	$	2,389	$	963	$	352	$	11,751
Leases		3,888		-		(339)		69		-		3,480
Commercial real estate – investor		7,899		1,877		3,665		2,724		78		10,795
Commercial real estate – owner occupied		3,557		2,771		147		1,797		235		4,913
Construction		4,054		102		(783)		-		-		3,373
Residential real estate – investor		1,740		23		(1,294)		-		291		760
Residential real estate – owner occupied		2,714		136		(176)		-		158		2,832
Multifamily		3,625		-		233		183		-		3,675
HELOC		1,948		5		340		17		234		2,510
Other		1,618				(1,387)		180		141		192
Total	$	33,855	$	12,075	$	2,795	$	5,933	$	1,489	$	44,281

Allowance for loan and lease losses:	Beginning Balance January 1, 2020		Impact of Adopting ASC 326		Provision for Loan Losses		Charge-offs		Recoveries		Ending Balance December 31, 2020
Commercial	$	3,015		(292)	$	72	$	39	$	56	$	2,812
Leases		1,262		501		2,233		206		98		3,888
Commercial real estate – Investor		6,218		(741)		2,769		512		165		7,899
Commercial real estate – Owner occupied		3,678		(848)		1,793		1,763		697		3,557
Construction		513		1,334		2,095		60		172		4,054
Residential real estate – Investor		601		740		350		8		57		1,740
Residential real estate – Owner occupied		1,257		1,320		(107)		43		287		2,714
Multifamily		1,444		1,732		449		-		-		3,625
HELOC		1,161		1,526		(933)		193		387		1,948
Other		640		607		445		244		170		1,618
Total	$	19,789	$	5,879	$	9,166	$	3,068	$	2,089	$	33,855

The following table presents the collateral dependent loans and the related ACL allocated by segment of loans as of December 31:

December 31, 2022	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial	$ 883	$ 5,915	$ -	$ 364	$ 7,162	$ 569
Leases	-	-	1,248	-	1,248	1,248
Commercial real estate – investor	16,576	-	-	-	16,576	2,875
Commercial real estate – owner occupied	19,188	-	-	2,310	21,498	5,808
Residential real estate – investor	675	-	-	-	675	-
Residential real estate – owner occupied	1,817	-	-	-	1,817	244
Multifamily	1,322	-	-	-	1,322	-
HELOC	180	-	-	-	180	-
Total	$ 40,641	$ 5,915	$ 1,248	$ 2,674	$ 50,478	$ 10,744

December 31, 2021	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial	$ 1,986	$ 9,901	$ -	$ -	$ 11,887	$ 2,677
Leases	-	-	3,249	505	3,754	811
Commercial real estate – investor	5,693	-	-	-	5,693	-
Commercial real estate – owner occupied	9,147	-	-	2,490	11,637	362
Construction	2,104	-	-	-	2,104	992
Residential real estate – investor	925	-	-	-	925	-
Residential real estate – owner occupied	4,271	-	-	-	4,271	276
Multifamily	1,845	-	-	-	1,845	75
HELOC	1,006	-	-	-	1,006	190
Other	-	-	-	7	7	4
Total	$ 26,977	$ 9,901	$ 3,249	$ 3,002	$ 43,129	$ 5,387

Aged analysis of past due loans by class of loans as of December 31, 2022 were as follows:

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	90 days or Greater Past Due and Accruing
Commercial	$ 3	$ 1,012	$ 825	$ 1,840	$ 839,124	$ 840,964	$ 460
Leases	447	22	614	1,083	276,302	277,385	-
Commercial real estate – investor	3,276	1,276	4,315	8,867	978,768	987,635	-
Commercial real estate – owner occupied	373	113	2,211	2,697	852,182	854,879	173
Construction	14	-	116	130	180,405	180,535	-
Residential real estate – investor	445	-	987	1,432	55,921	57,353	144
Residential real estate – owner occupied	1,191	-	2,232	3,423	216,295	219,718	485
Multifamily	267	361	1,322	1,950	321,741	323,691	-
HELOC	291	90	392	773	108,429	109,202	-
Other	19	-	-	19	18,228	18,247	-
Total	$ 6,326	$ 2,874	$ 13,014	$ 22,214	$ 3,847,395	$ 3,869,609	$ 1,262

Aged analysis of past due loans by class of loans as of December 31, 2021 were as follows:

December 31, 2021 [1]	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	90 days or Greater Past Due and Accruing
Commercial	$ 3,407	$ 1,413	$ 1,828	$ 6,648	$ 764,826	$ 771,474	$ 1,396
Leases	125	-	1,571	1,696	174,335	176,031	-
Commercial real estate – investor	-	267	1,107	1,374	798,554	799,928	-
Commercial real estate – owner occupied	2,324	500	4,848	7,672	724,173	731,845	1,594
Construction	854	-	-	854	205,278	206,132	-
Residential real estate – investor	395	470	792	1,657	61,742	63,399	23
Residential real estate – owner occupied	1,994	591	3,077	5,662	207,586	213,248	97
Multifamily	-	1,046	-	1,046	308,118	309,164	-
HELOC	193	23	398	614	125,676	126,290	-
Other	50	46	23	119	23,174	23,293	-
Total	$ 9,342	$ 4,356	$ 13,644	$ 27,342	$ 3,393,462	$ 3,420,804	$ 3,110

[1] *Loans modified under the CARES Act are considered current if they are in compliance with the modified terms.*

As of December 31, 2021, seven loans of the original 509 loans modified under the CARES act, or $7.8 million, had an active deferral request and were in compliance with modified terms; 502 loans which totaled $234.9 million had resumed payments or paid off. As of December 31, 2021, six of the seven deferred loans, or $7.7 million, are in nonaccrual status. As of December 31, 2022, there are no loans in deferral and all 509 loans had resumed payment under original loan terms, or paid off.

The following table presents all nonaccrual loans and loans on nonaccrual for which there was no related allowance for credit losses as of:

Nonaccrual loan detail	December 31, 2022		With no ACL		December 31, 2021		With no ACL	
Commercial	$	7,189	$	6,598	$	11,894	$	9,217
Leases		1,876		-		3,754		2,943
Commercial real estate – investor		4,346		4,244		5,694		5,694
Commercial real estate – owner occupied		8,050		3,813		11,637		11,205
Construction		251		-		160		160
Residential real estate – investor		1,528		675		876		876
Residential real estate – owner occupied		3,713		1,572		4,898		4,622
Multifamily		2,538		1,322		1,573		1,573
HELOC		2,109		180		1,042		852
Other		2		-		3		3
Total	$	31,602	$	18,404	$	41,531	$	37,145

The Company recognized $284,000 of interest on nonaccrual loans during the year ended December 31, 2022. The amount of accrued interest reversed against interest income totaled $108,000 for the year ended December 31, 2022.

Credit Quality Indicators:

The Company categorizes loans into credit risk categories based on current financial information, overall debt service coverage, comparison against industry averages, historical payment experience, and current economic trends. This analysis includes loans with outstanding balances or commitments greater than $50,000 and excludes homogeneous loans such as home equity lines of credit and residential mortgages. Loans with a classified risk rating are reviewed quarterly regardless of size or loan type. The Company uses the following definitions for classified risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Credits that are not covered by the definitions above are pass credits, which are not considered to be adversely rated.

Credit quality indicators by class of loans as of December 31, 2022 were as follows in the vintage table below:

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial									
Pass	$ 225,056	$ 70,608	$ 21,597	$ 12,742	$ 6,957	$ 2,651	$ 447,821	$ -	$ 787,432
Special Mention	1,875	272	1,182	2,432	-	-	21,286	-	27,047
Substandard	4,958	2,447	2,981	12,176	7	-	3,916	-	26,485
Total commercial	231,889	73,327	25,760	27,350	6,964	2,651	473,023	-	840,964
Leases									
Pass	161,379	64,203	$ 26,995	17,653	4,449	830	-	-	275,509
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	1,606	-	-	270	-	-	-	-	1,876
Total leases	162,985	64,203	26,995	17,923	4,449	830	-	-	277,385
Commercial real estate – investor									
Pass	416,094	228,686	118,491	63,845	46,935	46,406	7,113	-	927,570
Special Mention	5,349	1,417	5,490	10,206	1,070	9,123	-	-	32,655
Substandard	12,332	2,018	-	10,763	-	2,297	-	-	27,410
Total commercial real estate – investor	433,775	232,121	123,981	84,814	48,005	57,826	7,113	-	987,635
Commercial real estate – owner occupied									
Pass	169,703	223,731	105,669	47,351	49,367	86,660	33,745	-	716,226
Special Mention	8,430	22,242	48,184	17,668	231	1,008	-	-	97,763
Substandard	2,546	17,129	1,191	16,962	-	3,062	-	-	40,890
Total commercial real estate – owner occupied	180,679	263,102	155,044	81,981	49,598	90,730	33,745	-	854,879
Construction									
Pass	53,058	65,758	39,542	2,390	226	1,408	1,523	-	163,905
Special Mention	-	-	15,297	-	-	-	-	-	15,297
Substandard	1,217	-	-	116	-	-	-	-	1,333
Total construction	54,275	65,758	54,839	2,506	226	1,408	1,523	-	180,535
Residential real estate – investor									
Pass	14,737	9,910	6,945	8,585	4,853	9,548	991	-	55,569
Special Mention	-	70	-	-	-	-	-	-	70
Substandard	621	-	-	499	186	408	-	-	1,714
Total residential real estate – investor	15,358	9,980	6,945	9,084	5,039	9,956	991	-	57,353
Residential real estate – owner occupied									
Pass	41,885	44,884	28,418	16,146	12,152	70,741	1,638	-	215,864
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	131	267	237	723	131	2,365	-	-	3,854
Total residential real estate – owner occupied	42,016	45,151	28,655	16,869	12,283	73,106	1,638	-	219,718
Multifamily									
Pass	76,877	126,257	52,262	13,125	39,703	6,098	329	-	314,651
Special Mention	377	3,683	342	1,684	-	-	-	-	6,086
Substandard	2,100	-	-	-	587	267	-	-	2,954
Total multifamily	79,354	129,940	52,604	14,809	40,290	6,365	329	-	323,691
HELOC									
Pass	2,760	517	1,497	1,703	657	2,288	97,258	-	106,680
Special Mention	-	-	-	-	-	-	111	-	111
Substandard	62	1	-	-	67	309	1,972	-	2,411
Total HELOC	2,822	518	1,497	1,703	724	2,597	99,341	-	109,202
Other									
Pass	4,195	2,835	432	167	69	111	10,436	-	18,245
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	1	-	-	-	1	-	2
Total other	4,195	2,835	433	167	69	111	10,437	-	18,247
Total loans									
Pass	1,165,744	837,389	401,848	183,707	165,368	226,741	600,854	-	3,581,651
Special Mention	16,031	27,684	70,495	31,990	1,301	10,131	21,397	-	179,029
Substandard	25,573	21,862	4,410	41,509	978	8,708	5,889	-	108,929
Total loans	$ 1,207,348	$ 886,935	$ 476,753	$ 257,206	$ 167,647	$ 245,580	$ 628,140	$ -	$ 3,869,609

Credit quality indicators by class of loans as of December 31, 2021 were as follows in the vintage table below:

	2021	2020	2019	2018	2017	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial									
Pass	$ 192,258	$ 50,638	$ 38,614	$ 28,177	$ 5,176	$ 10,945	$ 408,394	$ 30	$ 734,232
Special Mention	44	84	694	-	-	-	3,708	-	4,530
Substandard	9,498	4,048	14,121	326	-	75	4,644	-	32,712
Total commercial	**201,800**	**54,770**	**53,429**	**28,503**	**5,176**	**11,020**	**416,746**	**30**	**771,474**
Leases									
Pass	83,402	44,129	$ 32,259	8,950	1,170	2,367	-	-	172,277
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	2,834	623	-	297	-	-	3,754
Total leases	**83,402**	**44,129**	**35,093**	**9,573**	**1,170**	**2,664**	**-**	**-**	**176,031**
Commercial real estate – investor									
Pass	245,346	175,218	118,697	85,049	64,810	55,523	18,602	-	763,245
Special Mention	15,466	-	10,550	-	-	-	-	-	26,016
Substandard	2,238	2,378	451	181	3,612	1,807	-	-	10,667
Total commercial real estate – investor	**263,050**	**177,596**	**129,698**	**85,230**	**68,422**	**57,330**	**18,602**	**-**	**799,928**
Commercial real estate – owner occupied									
Pass	290,225	155,353	90,325	60,915	54,236	59,887	2,522	-	713,463
Special Mention	-	-	2,953	-	-	-	-	-	2,953
Substandard	8,318	942	1,686	-	1,251	3,232	-	-	15,429
Total commercial real estate – owner occupied	**298,543**	**156,295**	**94,964**	**60,915**	**55,487**	**63,119**	**2,522**	**-**	**731,845**
Construction									
Pass	88,620	65,629	37,169	2,727	477	1,193	1,143	-	196,958
Special Mention	-	2,138	4,932	-	-	-	-	-	7,070
Substandard	160	-	-	1,944	-	-	-	-	2,104
Total construction	**88,780**	**67,767**	**42,101**	**4,671**	**477**	**1,193**	**1,143**	**-**	**206,132**
Residential real estate – investor									
Pass	13,371	9,758	13,084	6,392	7,059	10,602	1,868	-	62,134
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	121	144	-	197	385	418	-	-	1,265
Total residential real estate – investor	**13,492**	**9,902**	**13,084**	**6,589**	**7,444**	**11,020**	**1,868**	**-**	**63,399**
Residential real estate – owner occupied									
Pass	48,009	31,912	20,990	13,304	30,562	60,661	2,052	-	207,490
Special Mention	659	-	-	-	-	-	-	-	659
Substandard	322	183	6	1,219	176	3,193	-	-	5,099
Total residential real estate – owner occupied	**48,990**	**32,095**	**20,996**	**14,523**	**30,738**	**63,854**	**2,052**	**-**	**213,248**
Multifamily									
Pass	109,175	71,748	39,293	61,190	11,399	7,117	64	-	299,986
Special Mention	-	-	6,900	-	-	-	-	-	6,900
Substandard	433	-	-	1,543	302	-	-	-	2,278
Total multifamily	**109,608**	**71,748**	**46,193**	**62,733**	**11,701**	**7,117**	**64**	**-**	**309,164**
HELOC									
Pass	907	2,091	2,131	805	1,667	12,315	104,843	-	124,759
Special Mention	-	-	-	-	-	-	108	-	108
Substandard	-	-	-	17	12	376	1,018	-	1,423
Total HELOC	**907**	**2,091**	**2,131**	**822**	**1,679**	**12,691**	**105,969**	**-**	**126,290**
Other									
Pass	8,659	1,099	437	254	1,414	4,214	7,206	-	23,283
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	3	-	7	-	-	-	-	10
Total other	**8,659**	**1,102**	**437**	**261**	**1,414**	**4,214**	**7,206**	**-**	**23,293**
Total loans									
Pass	1,079,972	607,575	392,999	267,763	177,970	224,824	546,694	30	3,297,827
Special Mention	16,169	2,222	26,029	-	-	-	3,816	-	48,236
Substandard	21,090	7,698	19,098	6,057	5,738	9,398	5,662	-	74,741
Total loans	**$ 1,117,231**	**$ 617,495**	**$ 438,126**	**$ 273,820**	**$ 183,708**	**$ 234,222**	**$ 556,172**	**$ 30**	**$ 3,420,804**

The Company had $600,000 and $488,000 in consumer mortgage loans in the process of foreclosure as of December 31, 2022 and December 31, 2021, respectively.

Troubled debt restructurings ("TDRs") are loans for which the contractual terms have been modified and both of these conditions exist: (1) there is a concession to the borrower and (2) the borrower is experiencing financial difficulties. Loans are restructured on a case-by-case basis during the loan collection process with modifications generally initiated at the request of the borrower. These modifications may include reduction in interest rates, extension of term, deferrals of principal, and other modifications. The Bank participates in the U.S. Department of the Treasury's (the "Treasury") Home Affordable Modification Program ("HAMP") which gives qualifying homeowners an opportunity to refinance into more affordable monthly payments.

The CARES Act, as extended by certain provisions of the Consolidated Appropriations Act of 2021, permits banks to suspend requirements under GAAP for loan modifications to borrowers affected by COVID-19 that may otherwise be characterized as troubled debt restructurings and suspend any determination related thereto if (i) the borrower was not more than 30 days past due as of December 31, 2019, (ii) the modifications are related to COVID-19, and (iii) the modification occurs between March 1, 2020 and the earlier of 60 days after the date of termination of the national emergency or January 1, 2022.

During 2022, the Company restructured four loans as TDR with an aggregate balance of $478,000, compared to one loan modified as TDR for $2.3 million during 2021. TDRs are classified as being in default on a case-by-case basis when they fail to be in compliance with the modified terms. There were no TDRs that defaulted during year 2022 and 2021.

As of December 31, 2022 and 2021, there were no commitments to lend additional funds to debtors whose terms have been modified in a TDR.

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, as of December 31, were as follows:

	2022	2021
Beginning balance	$ 10,162	$ 783
New loans, including acquired related party loans	267	11,836
Repayments and other reductions	(1,946)	(2,457)
Change in related party status	-	-
Ending balance	$ 8,483	$ 10,162

Note 6: Other Real Estate Owned

Details related to the activity in the other real estate owned ("OREO") portfolio, net of valuation reserve, for the periods presented are itemized in the following table.

	Twelve Months Ended December 31,		
Other real estate owned	2022	2021	2020
Balance at beginning of period	$ 2,356	$ 2,474	$ 5,004
Property additions, net of acquisition adjustments	87	5,748	898
Less:			
Proceeds from property disposals, net of participation purchase and gains/losses	778	5,787	3,071
Period valuation write-down	104	79	357
Balance at end of period	$ 1,561	$ 2,356	$ 2,474

Activity in the valuation allowance was as follows:

	Twelve Months Ended December 31,					
		2022		2021		2020
Balance at beginning of period	$	1,179	$	1,643	$	6,712
Provision for unrealized losses		104		79		357
Reductions taken on sales		(427)		(543)		(5,426)
Balance at end of period	$	856	$	1,179	$	1,643

Expenses related to OREO, net of lease revenue includes:

	Twelve Months Ended December 31,					
		2022		2021		2020
Gain on sales, net	$	(163)	$	(41)	$	(204)
Provision for unrealized losses		104		79		357
Operating expenses		193		133		535
Less:						
Lease revenue		4		4		37
Net OREO expense	$	130	$	167	$	651

Note 7: Premises and Equipment

Premises and equipment at December 31, were as follows:

	2022					2021				
		Cost		Accumulated Depreciation/ Amortization	Net Book Value		Cost		Accumulated Depreciation/ Amortization	Net Book Value
Land	$	29,741	$	-	$ 29,741	$	42,375	$	-	$ 42,375
Buildings		54,075		24,427	29,648		59,313		26,959	32,354
Leasehold improvements		2,790		1,280	1,510		2,324		1,004	1,320
Furniture and equipment		58,183		46,727	11,456		57,533		45,577	11,956
Total Premises and Equipment	$	144,789	$	72,434	$ 72,355	$	161,545	$	73,540	$ 88,005

At December 31, 2022, the Company had $4.6 million of fixed assets held for sale reported with other assets on the Consolidated Balance Sheets; no fixed assets were held for sale as of December 31, 2021.

Note 8: Deposits

Major classifications of deposits at December 31, were as follows:

		2022		2021
Noninterest bearing demand	$	2,051,702	$	2,087,649
Savings		1,145,592		1,178,542
NOW accounts		609,338		593,259
Money market accounts		862,170		1,102,972
Certificates of deposit of less than $100,000		244,017		296,298
Certificates of deposit of $100,000 through $250,000		157,438		138,794
Certificates of deposit of more than $250,000		40,466		68,718
Total deposits	$	5,110,723	$	5,466,232

The Company had $37.0 million and $10.1 million in listing service deposits as of December 31, 2022 and 2021, respectively. Deposits held by senior officers and directors, including their related interests, totaled $13.8 million and $26.8 million as of December 31, 2022 and 2021, respectively.

At December 31, 2022, scheduled maturities of time deposits were as follows:

2023	$ 310,978
2024	71,879
2025	35,870
2026	17,191
2027	6,003
Total time deposits	$ 441,921

Note 9: Borrowings

The following table is a summary of borrowings as of December 31, 2022 and 2021:

	2022	2021
Securities sold under repurchase agreements	$ 32,156	$ 50,337
Other short-term borrowings	90,000	-
Junior subordinated debentures[1]	25,773	25,773
Subordinated debentures	59,297	59,212
Senior notes	44,585	44,480
Notes payable and other borrowings	9,000	19,074
Total borrowings	$ 260,811	$ 198,876

[1] *See Note 10: Junior Subordinated Debentures, below.*

The Company enters into deposit sweep transactions where the transaction amounts are secured by pledged securities. These transactions consistently mature within 1 to 90 days from the transaction date and are governed by sweep repurchase agreements. All sweep repurchase agreements are treated as financings secured by U.S. government agencies, collateralized mortgage obligations, mortgage-backed securities and/or highly-rated issues of State and political subdivisions, and had a carrying amount of $32.2 million and $50.3 million at December 31, 2022 and 2021, respectively. The fair value of the pledged collateral was $71.4 million and $113.0 million at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, there were no customers with secured balances exceeding 10% of stockholders' equity.

The Company's borrowings at the FHLBC require the Bank to be a member and invest in the stock of the FHLBC. Total borrowings are generally limited to the lower of 35% of total assets or 60% of the book value of certain mortgage loans. As of December 31, 2022, the Bank had $90.0 million in short-term advances outstanding under the FHLBC. There were no short-term advances as of December 31, 2021. The Bank assumed $23.4 million of long-term FHLBC advances with our ABC Bank acquisition in 2018. The remaining balance of $5.9 million at December 31, 2021 was paid off in full during the second quarter of 2022. FHLBC stock held at December 31, 2022 was valued at $5.6 million, and any potential FHLBC advances were collateralized by loans with a principal balance of $969.1 million. As of December 31, 2021, FHLBC stock owned by the Bank was valued at $7.1 million and the principal balance of loans pledged was $572.6 million. Based on the total amount of loans pledged, the Bank had a total borrowing capacity at the FHLBC of $603.1 million and a remaining funding availability of $513.1 million on December 31, 2022.

In the second quarter of 2021, we entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers pursuant to which we sold and issued $60.0 million in aggregate principal amount of our 3.50% Fixed-to-Floating Rate Subordinated Notes due April 15, 2031 (the "Notes"). We sold the Notes to eligible purchasers in a private offering, and the proceeds of this issuance are intended to be used for general corporate purposes, which may include, without limitation, the redemption of existing senior debt, common stock repurchases and strategic acquisitions. The Notes bear interest at a fixed annual rate of 3.50% through April 14, 2026, payable semi-annually in arrears. As of April 15, 2026 forward, the interest rate on the Notes will generally reset quarterly to a rate equal to Three-Month Term SOFR (as defined by the Note) plus 273 basis points, payable quarterly in arrears. The Notes have a stated maturity of April 15, 2031, and are redeemable, in whole are in part, on April 15, 2026, or any interest payment date thereafter, and at any time upon the occurrence of certain events. The subordinated debentures outstanding, net of deferred issuance costs, totaled $59.3 million and $59.2 million as of December 31, 2022 and 2021, respectively.

The Company also had $44.6 million and $44.5 million of senior notes outstanding, net of deferred issuance costs, as of December 31, 2022 and December 31, 2021, respectively. The senior notes were issued in December 2016 with a ten year maturity, and terms include interest payable semiannually at 5.75% for five years. Beginning December 31, 2021, the senior debt began to pay interest at a floating rate, with interest payable quarterly at three month LIBOR plus 385 basis points. The effective interest rate at December 31, 2022 was 8.62%. The notes are redeemable, in whole or in part, at the option of the Company, beginning with the interest payment date on

December 31, 2021, and on any floating rate interest payment date thereafter, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. As of December 31, 2022 and 2021, unamortized debt issuance costs related to the senior notes were $415,000 and $520,000, respectively, and are included as a reduction of the balance of the senior notes on the Consolidated Balance Sheets. These deferred issuance costs will be amortized to interest expense over the ten year term of the notes and included in the Consolidated Statements of Income.

On February 24, 2020, the Company originated a $20.0 million term note, of which $9.0 million is outstanding as of December 31, 2022, with a correspondent bank, the proceeds of which were used in the redemption of the Company's 7.80% cumulative trust preferred securities issued by Old Second Capital Trust I and related junior subordinated debentures. See the discussion in Note 10 – *Junior Subordinated Debentures*. The term note was issued for a three year term at one-month LIBOR plus 175 basis points, requires principal and interest payments quarterly, with no prepayment penalties; any remaining balances are due on February 24, 2023. The effective interest rate at December 31, 2022 was 6.14%. The balance of this note is included within Notes payable and other borrowings on the Consolidated Balance Sheets. The Company also has an undrawn line of credit of $30.0 million with a correspondent bank to be used for short-term funding needs; advances under this line can be outstanding up to 360 days from the date of issuance. This line of credit has not been utilized since early 2019.

Scheduled maturities and weighted average rates of borrowings for the years ended December 31, were as follows:

| | 2022 | | 2021 | |
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
2022	$ -	- %	$ 58,337	0.37 %
2023	131,156	2.89	9,000	1.85
2024	-	-	-	-
2025	-	-	-	-
2026	44,585	6.02	46,554	5.88
2027	-	-	-	-
Thereafter	85,070	3.91	84,985	3.89
Total borrowings	$ 260,811	3.76 %	$ 198,876	3.23 %

Note 10: Junior Subordinated Debentures

The Company issued $25.0 million of cumulative trust preferred securities through a private placement completed by an additional, unconsolidated subsidiary, Old Second Capital Trust II, in April 2007. These trust preferred securities mature in 30 years, but subject to regulatory approval, can be called in whole or in part on a quarterly basis commencing June 15, 2017. The quarterly cash distributions on the securities were fixed at 6.77% through June 15, 2017, and now have a floating rate of 150 basis points over three-month LIBOR. Upon conversion to a floating rate, a cash flow hedge was initiated which resulted in the total interest rate paid on the debt of 4.42% and 4.36% as of December 31, 2022 and 2021, respectively. The Company issued a new $25.8 million subordinated debenture to the Old Second Capital Trust II in return for the aggregate net proceeds of this trust preferred offering. The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.

The junior subordinated debentures issued by the Company are disclosed on the Consolidated Balance Sheets, and the related interest expense for each issuance is included in the Consolidated Statements of Income. As of December 31, 2022 and 2021, the remaining unamortized debt issuance costs related to the junior subordinated debentures were $1,000 and are included as a reduction to the balance of the junior subordinated debentures on the Consolidated Balance Sheets. The remaining deferred issuance costs on the junior subordinated debentures related to the issuance of Old Second Capital Trust II will be amortized to interest expense over the remainder of the 30-year term of the notes and are included in the Consolidated Statements of Income.

Note 11: Income Taxes

Income tax expense (benefit) for the years ending December 31, were as follows:

	2022	2021	2020
Current federal	$ 13,241	$ 750	$ 6,269
Current state	6,209	594	3,960
Deferred federal	3,338	4,445	(135)
Deferred state	1,356	2,034	(511)
Total income tax expense	$ 24,144	$ 7,823	$ 9,583

The following were the components of the deferred tax assets and liabilities as of December 31:

	2022	2021
Accrued bonus	$ 2,700	$ 1,362
Allowance for credit losses	15,591	14,636
Deferred compensation	1,292	1,293
Goodwill amortization/impairment	-	919
Stock based compensation	1,257	911
Business combination adjustments	1,138	882
Federal recognized built-in loss ("RBIL") carryforward	-	493
Other assets	1,621	1,173
Total deferred tax assets	23,599	21,669
Accumulated depreciation on premises and equipment	(4,107)	(1,636)
Goodwill amortization/impairment	(229)	-
Mortgage servicing rights	(3,103)	(1,982)
Amortization of core deposit intangible	(3,673)	(4,269)
Acquired securities	(1,921)	(2,458)
Other liabilities	(2,025)	(1,814)
Total deferred tax liabilities	(15,058)	(12,159)
Net deferred tax asset before adjustments related to other comprehensive income	8,541	9,510
Tax effect of adjustments related to other comprehensive income	36,209	(3,410)
Net deferred tax asset	$ 44,750	$ 6,100

At December 31, 2022, the Company had no federal net operating loss carryforward and no state net operating loss carryforward.

Effective tax rates differ from federal statutory rates applied to financial statement income for the years ended December 31, due to the following:

	2022	2021	2020
Tax at statutory federal income tax rate	$ 19,225	$ 5,852	$ 7,856
Nontaxable interest income, net of disallowed interest deduction	(1,097)	(1,069)	(1,067)
BOLI income	(151)	(292)	(271)
State income taxes, net of federal benefit	6,091	2,054	2,570
Stock based compensation	(43)	54	297
Transaction costs	-	396	-
Other, net	119	828	198
Total tax at effective tax rate	$ 24,144	$ 7,823	$ 9,583

The Company evaluated positive and negative evidence in order to determine if it was more likely than not that the deferred tax asset would be recovered through future income. Significant positive evidence evaluated included recent and projected earnings, strong asset quality and an improved capital position. No significant negative evidence was noted.

Note 12: Equity Compensation Plans

Stock-based awards are outstanding under the Company's 2019 Equity Incentive Plan, as amended and restated (the "2019 Plan"). The 2019 Plan was originally approved at the May 2019 annual stockholders' meeting and authorized 600,000 shares, and at the May 2021 annual stockholders' meeting, the Company obtained stockholder approval to increase the number of shares of common stock authorized for issuance under the plan by 1,200,000 shares, from 600,000 shares to 1,800,000 shares. Following the approval of the 2019 Plan, no further awards will be granted under any other prior plan.

The 2019 Plan authorizes the granting of qualified stock options, non-qualified stock options, restricted stock, restricted stock units, and stock appreciation rights ("SARs"). Awards may be granted to selected directors, officers, employees or eligible service providers under the 2019 Plan at the discretion of the Compensation Committee of the Company's Board of Directors. As of December 31, 2022, 1,165,811 shares remained available for issuance under the 2019 Plan.

The Company has granted only restricted stock units under the 2019 Equity Incentive Plan.

Generally, restricted stock and restricted stock units granted under the 2019 Plan vest three years from the grant date, but the Compensation Committee of the Company's Board of Directors has discretionary authority to change the terms of particular awards including the vesting schedule.

Under the 2019 Plan, unless otherwise provided in an award agreement, upon the occurrence of a change in control, all stock options and SARs then held by the participant will become fully exercisable immediately, and all stock awards and cash incentive awards will become fully earned and vested immediately if, (i) the 2019 Plan is not an obligation of the successor entity following a change in control or (ii) the 2019 Plan is an obligation of the successor entity following a change in control and the participant incurs a termination of service without cause or for good reason following the change in control. Notwithstanding the immediately preceding sentence, if the vesting of an award is conditioned upon the achievement of performance measures, then such vesting will generally be subject to the following: if, at the time of the change in control, the performance measures are less than 50% attained (pro rata based upon the time of the period through the change in control), the award will become vested and exercisable on a fractional basis with the numerator being equal to the percentage of attainment and the denominator being 50%; and if, at the time of the change in control, the performance measures are at least 50% attained (pro rata based upon the time of the period through the change in control), the award will become fully earned and vested immediately upon the change in control.

Awards of restricted stock units under the 2019 Plan generally entitled holders to voting and dividend rights upon grant and are subject to forfeiture until certain restrictions have lapsed including employment for a specific period. Awards of restricted stock units under the 2019 Plan are also subject to forfeiture until certain restrictions have lapsed including employment for a specific period, but do not entitle holders to voting rights until the restricted period ends and shares are transferred in connection with the units.

Total compensation cost that has been charged for the 2019 Plan was $3.0 million, $1.4 million and $2.1 million for the years ending December 31, 2022, 2021 and 2020 respectively.

There were 279,838 and 274,881 restricted stock units granted during the years ending December 31, 2022 and December 31, 2021, respectively. Compensation expense is recognized over the vesting period of the restricted stock unit based on the market value of the award on the grant date.

A summary of changes in the Company's unvested restricted awards for the years ending December 31, 2022, is as follows:

	December 31, 2022	
	Restricted Stock Shares and Units	Weighted Average Grant Date Fair Value
Unvested at January 1	540,306	$ 12.04
Granted	279,838	14.29
Vested	(153,790)	12.73
Forfeited	(17,144)	12.49
Unvested at December 31	649,210	$ 12.84

Total unrecognized compensation cost of restricted stock unit awards was $3.9 million as of December 31, 2022, which is expected to be recognized over a weighted-average period of 1.86 years.

Note 13: Earnings Per Share

The earnings per share, both basic and diluted, are included below as of December 31, (in thousands except for per share data):

	2022	2021	2020
Basic earnings per share:			
Weighted-average common shares outstanding	44,526,655	30,208,663	29,623,333
Net income	$ 67,405	$ 20,044	$ 27,825
Basic earnings per share	$ 1.51	$ 0.66	$ 0.94
Diluted earnings per share:			
Weighted-average common shares outstanding	44,526,655	30,208,663	29,623,333
Dilutive effect of unvested restricted awards [1]	686,433	529,199	550,739
Diluted average common shares outstanding	45,213,088	30,737,862	30,174,072
Net Income	$ 67,405	$ 20,044	$ 27,825
Diluted earnings per share	$ 1.49	$ 0.65	$ 0.92

[1] Includes the common stock equivalents for restricted share rights that are dilutive.

Note 14: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the Consolidated Financial Statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management's opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations for borrowers as it does for on-balance sheet instruments.

The following table is a summary of financial instrument commitments as of December 31, were as follows:

	December 31, 2022			December 31, 2021		
	Fixed	Variable	Total	Fixed	Variable	Total
Letters of credit:						
Borrower:						
Financial standby	$ 3,514	$ 15,365	$ 18,879	$ 384	$ 17,474	$ 17,858
Performance standby	3,161	13,989	17,150	456	14,907	15,363
	6,675	29,354	36,029	840	32,381	33,221
Non-borrower:						
Performance standby	-	67	67	-	67	67
Total letters of credit	$ 6,675	$ 29,421	$ 36,096	$ 840	$ 32,448	$ 33,288
Unused loan commitments:	$ 139,070	$ 860,255	$ 999,325	$ 84,225	$ 895,665	$ 979,890

The Bank occupies facilities under long-term operating leases, some of which include provisions for future rent increases. In addition, the Company leases space at sites that house automatic teller machines (ATMs). The Company also receives rental income on certain leased properties. As of December 31, 2022, aggregate future minimum rental income to be received under noncancelable leases totaled $572,000. Total facility net operating lease expense or revenue recorded under all operating leases was a net expense of $396,000 in 2022, $361,000 in 2021, and $223,000 in 2020. Total ATM lease expense, including the costs related to servicing those ATM's, was $1.9 million in 2022, $1.2 million in 2021, and $1.0 million in 2020.

The following table below is the estimated aggregate minimum annual rental commitments at December 31, 2022:

	2023	2024	2025	2026	2027	2028 and thereafter
Rental commitment	$ 1,460	$ 1,543	$ 1,792	$ 1,595	$ 1,631	$ 10,036

Legal proceedings

The Company and its subsidiaries, from time to time, pursue collection suits and other actions that arise in the ordinary course of business against their borrowers and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company based on all known information at this time.

Note 15: Regulatory & Capital Matters

The Bank is subject to the risk-based capital regulatory guidelines, which include the methodology for calculating the risk-weighted Bank assets, developed by the Office of the Comptroller of the Currency (the "OCC") and the other bank regulatory agencies. In connection with the current economic environment, the Bank's current level of nonperforming assets and the risk-based capital guidelines, the Bank's board of directors' guidelines are for the Bank to maintain a Tier 1 leverage capital ratio at or above eight percent (8%) and a total risk-based capital ratio at or above twelve percent (12%). The Bank currently exceeds those thresholds.

Bank holding companies are required to maintain minimum levels of capital in accordance with capital guidelines implemented by the Board of Governors of the Federal Reserve System. The general bank and holding company capital adequacy guidelines in force as of the periods reported are shown in the accompanying table, as are the capital ratios of the Company and the Bank, as of December 31, 2022, and December 31, 2021.

In July 2013, the U.S. federal banking authorities issued final rules (the "Basel III Rules") establishing more stringent regulatory capital requirements for U.S. banking institutions, which went into effect on January 1, 2015. A detailed discussion of the Basel III Rules is included in Part I, Item 1 of the under the heading "Supervision and Regulation."

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. The capital ratios below are calculated pursuant to the capital requirements in effect for the periods reported below.

Capital levels and industry defined regulatory minimum required levels at December 31, were as follows:

	Actual		Minimum Capital Adequacy with Capital Conservation Buffer, if applicable[1]		Well Capitalized Under Prompt Corrective Action Provisions[2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2022						
Common equity tier 1 capital to risk weighted assets						
Consolidated	$ 457,206	9.67 %	$ 330,966	7.00 %	N/A	N/A
Old Second Bank	552,404	11.70	330,498	7.00	$ 306,891	6.50 %
Total capital to risk weighted assets						
Consolidated	592,039	12.52	496,518	10.50	N/A	N/A
Old Second Bank	602,237	12.75	495,960	10.50	472,343	10.00
Tier 1 capital to risk weighted assets						
Consolidated	482,206	10.20	401,838	8.50	N/A	N/A
Old Second Bank	552,404	11.70	401,319	8.50	377,712	8.00
Tier 1 capital to average assets						
Consolidated	482,206	8.14	236,956	4.00	N/A	N/A
Old Second Bank	552,404	9.32	237,083	4.00	296,354	5.00
2021						
Common equity tier 1 capital to risk weighted assets						
Consolidated	$ 394,421	9.46 %	$ 291,855	7.00 %	N/A	N/A
Old Second Bank	514,992	12.41	290,487	7.00	$ 269,738	6.50 %
Total capital to risk weighted assets						
Consolidated	522,932	12.55	437,513	10.50	N/A	N/A
Old Second Bank	558,503	13.46	435,682	10.50	414,935	10.00
Tier 1 capital to risk weighted assets						
Consolidated	419,421	10.06	354,382	8.50	N/A	N/A
Old Second Bank	514,992	12.41	352,734	8.50	331,985	8.00
Tier 1 capital to average assets						
Consolidated	419,421	7.81	214,812	4.00	N/A	N/A
Old Second Bank	514,992	9.58	215,028	4.00	268,785	5.00

[1] *Amounts are shown inclusive of a capital conservation buffer of 2.50%.*

[2] *The prompt corrective action provisions are only applicable at the Bank level. The Bank exceeded the general minimum regulatory requirements to be considered "well capitalized."*

As part of its response to the impact of the COVID-19 pandemic, in the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule that provided banking organizations that adopted CECL during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with our adoption of CECL on January 1, 2020, we elected to utilize the five-year CECL transition. The cumulative amount that is not recognized in regulatory capital, in addition to the $3.8 million Day 1 impact of CECL adoption, will be phased in at 25% per year beginning January 1, 2022. As of December 31, 2022, the capital measures of the Company exclude $2.9 million, which is the Day 1 impact to retained earnings and 25% of the increase in the allowance for credit losses during 2020 and 2021, excluding PCD loans and acquisition related adjustments.

Dividend Restrictions

In addition to the above requirements, banking regulations and capital guidelines generally limit the amount of dividends that may be paid by a Bank without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's profits, combined with the retained profit of the previous two years, subject to the capital requirements described above. As of December 31, 2022, the Company had total dividend availability of $18.5 million from the Bank, per regulatory guidelines. Pursuant to the Basel III rules that were fully phased-in at January 1, 2019, the Bank must keep a capital conservation buffer of 2.5% on all risk-based capital requirements in order to avoid additional limitations on capital distributions.

Note 16: Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to sell mortgage-backed securities ("MBS") contracts for the future delivery to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These contracts are also derivatives and collectively with the forward commitments for the future delivery of mortgage loans are considered forward contracts. These mortgage banking derivatives, which are not designated in hedge relationships using the accepted accounting for derivative instruments and hedging activities at December 31, were as follows:

	2022		2021	
Forward contracts:				
Notional amount	$	2,750	$	20,000
Fair value		20		17
Rate lock commitments:				
Notional amount	$	2,548	$	14,414
Fair value		56		491

Fair values were estimated based on changes in mortgage interest rates from the date of the commitments. The Company sold $76.6 million in loans to investors receiving proceeds of $81.8 million and resulting in a gain on sale of $2.0 million for the year ended December 31, 2022. Sales to investors included $62.4 million, or 76.5% to FNMA and $7.9 million, or 9.7%, to FHLMC for the year ended December 31, 2022. No other individual investor was sold more than 10% of the total loans sold.

Note 17: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy established by the Company also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value are:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own view about the assumptions that market participants would use in pricing an asset or liability.

At December 31, 2022, $15.0 million of asset-backed securities and $6.8 million of collateralized mortgage obligations were transferred to Level 3 from Level 2. There were no transfers between levels at December 31, 2021.

The majority of securities are valued by external pricing services or dealer market participants and are classified in Level 2 of the fair value hierarchy. Both market and income valuation approaches are utilized. Quarterly, the Company evaluates the methodologies used by the external pricing services or dealer market participants to develop the fair values to determine whether the results of the valuations are representative of an exit price in the Company's principal markets and an appropriate representation of fair value. The Company uses the following methods and significant assumptions to estimate fair value:

- Government-sponsored agency debt securities are primarily priced using available market information through processes such as benchmark spreads, market valuations of like securities, like securities groupings and matrix pricing.
- Other government-sponsored agency securities, MBS and some of the actively traded real estate mortgage investment conduits and collateralized mortgage obligations are priced using available market information including benchmark yields, prepayment speeds, spreads, volatility of similar securities and trade date.
- State and political subdivisions are largely grouped by characteristics (e.g., geographical data and source of revenue in trade dissemination systems). Because some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities.
- Auction rate asset backed securities are priced using market spreads, cash flows, prepayment speeds, and loss analytics.
- Annually every security holding is priced by a pricing service independent of the regular and recurring pricing services used. The independent service provides a measurement to indicate if the price assigned by the regular service is within or outside of a reasonable range. Management reviews this report and applies judgment in adjusting calculations at year end related to securities pricing.

- Residential mortgage loans available for sale in the secondary market are carried at fair market value. The fair value of loans held-for-sale is determined using quoted secondary market prices.
- Lending related commitments to fund certain residential mortgage loans, e.g. residential mortgage loans with locked interest rates to be sold in the secondary market and forward commitments for the future delivery of mortgage loans to third party investors as well as forward commitments for future delivery of MBS are considered derivatives. Fair values are estimated based on observable changes in mortgage interest rates including prices for MBS from the date of the commitment and do not typically involve significant judgments by management.
- The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income to derive the resultant value. The Company is able to compare the valuation model inputs, such as the discount rate, prepayment speeds, weighted average delinquency and foreclosure/bankruptcy rates to widely available published industry data for reasonableness.
- Interest rate swap positions, both assets and liabilities, are based on valuation pricing models using an income approach reflecting readily observable market parameters such as interest rate yield curves.
- The fair value of impaired loans with specific allocations of the ACL is essentially based on recent real estate appraisals or the fair value of the collateralized asset. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are made in the appraisal process by the appraisers to reflect differences between the available comparable sales and income data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
- Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, a valuation loss is recognized.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The tables below present the balance of assets and liabilities at December 31, 2022 measured by the Company at fair value on a recurring basis are as follows:

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities available-for-sale				
U.S. Treasury	$ 212,129	$ -	$ -	$ 212,129
U.S. government agencies	-	56,048	-	56,048
U.S. government agencies mortgage-backed	-	124,990	-	124,990
States and political subdivisions	-	211,899	14,229	226,128
Corporate bonds	-	9,622	-	9,622
Collateralized mortgage obligations	-	526,998	6,770	533,768
Asset-backed securities	-	186,916	15,012	201,928
Collateralized loan obligations	-	174,746	-	174,746
Loans held-for-sale	-	491	-	491
Mortgage servicing rights	-	-	11,189	11,189
Interest rate swap agreements, including risk participation agreement	-	6,516	-	6,516
Mortgage banking derivatives	-	76	-	76
Total	$ 212,129	$ 1,298,302	$ 47,200	$ 1,557,631
Liabilities:				
Interest rate swap agreements, including risk participation agreements	$ -	$ 12,265	$ -	$ 12,265
Total	$ -	$ 12,265	$ -	$ 12,265

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities available-for-sale				
U.S. Treasury	$ 202,339	$ -	$ -	$ 202,339
U.S. government agencies	-	61,888	-	61,888
U.S. government agencies mortgage-backed	-	172,302	-	172,302
States and political subdivisions	-	242,373	15,236	257,609
Corporate bonds	-	9,887	-	9,887
Collateralized mortgage obligations	-	672,967	-	672,967
Asset-backed securities	-	236,877	-	236,877
Collateralized loan obligations	-	79,763	-	79,763
Loans held-for-sale	-	4,737	-	4,737
Mortgage servicing rights	-	-	7,097	7,097
Interest rate swap agreements	-	3,494	-	3,494
Mortgage banking derivatives	-	508	-	508
Total	$ 202,339	$ 1,484,796	$ 22,333	$ 1,709,468
Liabilities:				
Interest rate swap agreements, including risk participation agreements	$ -	$ 6,809	$ -	$ 6,809
Total	$ -	$ 6,809	$ -	$ 6,809

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are as follows:

| | Year Ended December 31, 2022 | | | |
| | Securities available-for-sale | | | |
	Asset-backed Securities	Collateralized Mortgage Obligations	States and Political Subdivisions	Mortgage Servicing Rights
Beginning balance January 1, 2022	$ -	$ -	$ 15,236	$ 7,097
Transfers into Level 3	15,012	6,770	-	-
Transfers out of Level 3	-	-	-	-
Total gains or losses				
Included in earnings	-	-	(136)	4,106
Included in other comprehensive loss	-	-	(86)	-
Purchases, issuances, sales, and settlements				
Purchases	-	-	519	-
Issuances	-	-	-	915
Settlements	-	-	(1,304)	(929)
Ending balance December 31, 2022	$ 15,012	$ 6,770	$ 14,229	$ 11,189

| | Year Ended December 31, 2021 | | | |
| | Securities available-for-sale | | | |
	Asset-backed Securities	Collateralized Mortgage Obligations	States and Political Subdivisions	Mortgage Servicing Rights
Beginning balance January 1, 2021	$ -	$ -	$ 4,319	$ 4,224
Transfers into Level 3	-	-	-	-
Transfers out of Level 3	-	-	-	-
Total gains or losses				
Included in earnings	-	-	(20)	2,420
Included in other comprehensive income	-	-	801	-
Purchases, issuances, sales, and settlements				
Purchases	-	-	11,063	-
Issuances	-	-	-	1,612
Settlements	-	-	(927)	(1,159)
Ending balance December 31, 2021	$ -	$ -	$ 15,236	$ 7,097

The following table and commentary presents quantitative and qualitative information about Level 3 fair value measurements as of December 31, 2022:

Measured at fair value on a recurring basis:	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range of Input	Weighted Average of Inputs
States and political subdivisions	$ 14,229	Discounted Cash Flow	Discount Rate Liquidity Premium	2.3 - 5.8% 0.3 - 0.5%	4.4% 0.5%
Collateralized mortgage obligations	$ 6,770	Discounted Cash Flow	Discount Rate	7.0 - 7.0%	7.0%
Asset-backed securities	$ 15,012	Discounted Cash Flow	Discount Rate	6.2 - 6.5%	6.3%
Mortgage servicing rights	$ 11,189	Discounted Cash Flow	Discount Rate Prepayment Speed	9.0 - 11.0% 3.6 - 27.3%	9.0% 6.2%

The following table and commentary presents quantitative and qualitative information about Level 3 fair value measurements as of December 31, 2021:

Measured at fair value on a recurring basis:	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range of Input	Weighted Average of Inputs
States and political subdivisions	$ 15,236	Discounted Cash Flow	Discount Rate Liquidity Premium	0.6 - 3.5% 0.3 - 2.4%	2.8 % 0.6 %
Mortgage servicing rights	$ 7,097	Discounted Cash Flow	Discount Rate Prepayment Speed	11.0 - 15.0% 0.0 - 36.6%	11.0 % 11.9 %

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

The Company may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis in accordance with GAAP. These assets consist of impaired loans and OREO. For assets measured at fair value on a nonrecurring basis at December 31, 2022 the following tables provide the level of valuation assumptions used to determine each valuation and the carrying value of the related assets:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans[1]	$ -	$ -	$ 47,700	$ 47,700
Other real estate owned, net[2]	-	-	1,561	1,561
Total	$ -	$ -	$ 49,261	$ 49,261

[1] Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans and to a lesser extent the discounted cash flow, had a carrying amount of $65.3 million and a valuation allowance of $17.6 million, resulting in an increase of specific allocations within the provision for credit losses of $12.2 million for the year ending December 31, 2022.

[2] OREO is measured at the lower of carrying or fair value less costs to sell, and had a net carrying amount of $1.6 million, which is made up of the outstanding balance of $2.5 million, net of a valuation allowance of $856,000 and purchase accounting adjustments of $131,000 at December 31, 2022.

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans[1]	$ -	$ -	$ 13,138	$ 13,138
Other real estate owned, net[2]	-	-	2,356	2,356
Total	$ -	$ -	$ 15,494	$ 15,494

[1] Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans, had a carrying amount of $18.5 million and a valuation allowance of $5.4 million, resulting in an increase of specific allocations within the provision for loan and lease losses of $2.7 million for the year ending December 31, 2021.

[2] *OREO is measured at the lower of carrying or fair value less costs to sell, and had a net carrying amount of $2.4 million, which is made up of the outstanding balance of $3.7 million, net of a valuation allowance of $1.2 million and purchase accounting adjustments of $131,000 at December 31, 2021.*

These OREO and impaired loan valuations include assumptions related to cash flow projections, discount rates, and recent comparable sales. The numerical range of unobservable inputs for these valuation assumptions are not meaningful.

Note 18: Fair Value of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table. Securities available-for-sale fair values are based upon market prices or dealer quotes, and if no such information is available, on the rate and term of the security. The carrying value of FHLBC stock approximates fair value as the stock is nonmarketable and can only be sold to the FHLBC or another member institution at par. FHLBC stock is carried at cost and considered a Level 2 fair value. For December 31, 2022 and 2021, the fair values of loans and leases are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors. The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities. The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities. The fair value of off balance sheet volume is not considered material. The fair value of mortgage banking derivatives is discussed in Note 16: Mortgage Banking Derivatives, above.

The carrying amount and estimated fair values of financial instruments at December 31, were as follows:

	December 31, 2022				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 56,632	$ 56,632	$ 56,632	$ -	$ -
Interest earning deposits with financial institutions	58,545	58,545	58,545	-	-
Securities available-for-sale	1,539,359	1,539,359	212,129	1,291,219	36,011
FHLBC and FRBC stock	20,530	20,530	-	20,530	-
Loans held-for-sale	491	491	-	491	-
Net loans	3,820,129	3,681,387	-	-	3,681,387
Mortgage servicing rights	11,189	11,189	-	-	11,189
Interest rate swap agreements	6,391	6,391	-	6,391	-
Interest rate lock commitments and forward contracts	76	76	-	76	-
Interest receivable on securities and loans	22,661	22,661	-	22,661	-
Financial liabilities:					
Noninterest bearing deposits	$ 2,051,702	$ 2,051,702	$ 2,051,702	$ -	$ -
Interest bearing deposits	3,059,021	3,042,740	-	3,042,740	-
Securities sold under repurchase agreements	32,156	32,156	-	32,156	-
Other short-term borrowings	90,000	90,000	-	90,000	-
Junior subordinated debentures	25,773	21,907	-	21,907	-
Subordinated debentures	59,297	52,322	-	52,322	-
Senior notes	44,585	44,248	44,248	-	-
Note payable and other borrowings	9,000	8,984	-	8,984	-
Interest rate swap agreements	12,264	12,264	-	12,264	-
Interest payable on deposits and borrowings	1,657	1,657	-	1,657	-

	December 31, 2021				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 38,565	$ 38,565	$ 38,565	$ -	$ -
Interest earning deposits with financial institutions	713,542	713,542	713,542	-	-
Securities available-for-sale	1,693,632	1,693,632	202,339	1,476,057	15,236
FHLBC and FRBC stock	13,257	13,257	-	13,257	-
Loans held-for-sale	4,737	4,737	-	4,737	-
Net loans	3,376,523	3,407,596	-	-	3,407,596
Mortgage servicing rights	7,097	7,097	-	-	7,097
Interest rate swap agreements	3,494	3,494	-	3,494	-
Interest rate lock commitments and forward contracts	508	508	-	508	-
Interest receivable on securities and loans	13,431	13,431	-	13,431	-
Financial liabilities:					
Noninterest bearing deposits	$ 2,087,649	$ 2,087,649	$ 2,087,649	$ -	$ -
Interest bearing deposits	3,378,583	3,375,930	-	3,375,930	-
Securities sold under repurchase agreements	50,337	50,337	-	50,337	-
Other short-term borrowings	-	-	-	-	-
Junior subordinated debentures	25,773	18,557	-	18,557	-
Subordinated debentures	59,212	60,111		60,111	
Senior notes	44,480	44,480	44,480	-	-
Note payable and other borrowings	19,074	19,411	-	19,411	-
Interest rate swap agreements	6,788	6,788	-	6,788	-
Interest payable on deposits and borrowings	1,706	1,706	-	1,706	-

Note 19: Financial Instruments with Off-Balance Sheet Risk and Derivative Transactions

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's loan portfolio.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. The aggregate fair value of the swaps are recorded in other assets or other liabilities with changes in fair value recorded in other comprehensive income, net of tax. The amount included in other comprehensive income would be reclassified to current earnings should all or a portion of the hedge no longer be considered effective. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income and subsequently reclassified into interest income or interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income or expense as interest payments are received on the variable rate loan pools or paid on the Company's fixed-rate borrowings.

Interest rate swaps with notional amounts totaling $250.0 million and $50.0 million as of December 31, 2022 and 2021, respectively, were designated as cash flow hedges of certain variable rate commercial and commercial real estate loan pools. Each of these hedges were executed to pay variable and receive fixed rate cash flows. Each of these hedges was determined to be effective during all periods presented and the Company expects the hedges to remain effective during the remaining terms of the swaps.

An interest rate swap with a notional amount of $25.8 million as of December 31, 2022 and 2021, is designated as a cash flow hedge of junior subordinated debentures and was executed to pay fixed and receive variable rate cash flows. The hedge was determined to be effective during all periods presented and the Company expects the hedge to remain effective during the remaining terms of the swap.

During the next twelve months, the Company estimates that an additional $5.2 million will be reclassified as an increase to interest income and an additional $563,000 will be reclassified as an increase to interest expense.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of interest rate swaps with its loan customers as of December 31, 2022 and 2021 were $110.6 million and $165.0 million, respectively. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings.

At December 31, 2022 and 2021, the Company had $11.2 million of cash collateral pledged with two correspondent financial institutions and $17.2 million of cash collateral pledged with one correspondent financial institution, respectively. The Company held $5.3 million and $180,000 of cash pledged from one correspondent financial institution to support the interest rate swap activity during the years presented, respectively. No investment securities were required to be pledged to any correspondent financial institution during 2022 or 2021. The Company offsets derivative assets and liabilities that are subject to a master netting arrangement.

The Company also grants mortgage loan interest rate lock commitments to borrowers, subject to normal loan underwriting standards. The interest rate risk associated with these loan interest rate lock commitments is managed with contracts for future deliveries of loans as well as selling forward mortgage-backed securities contracts. Loan interest rate lock commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The notional amount of these commitments at December 31, 2022 and 2021 were $5.3 million and $34.4 million. Commitments to originate residential mortgage loans held-for-sale and forward commitments to sell residential mortgage loans or forward MBS contracts are considered derivative instruments and changes in the fair value are recorded to mortgage banking revenue. Fair values are estimated based on observable changes in mortgage interest rates including mortgage-backed securities prices from the date of the commitment.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheets as of December 31, were as follows:

Fair Value of Derivative Instruments

	No. of Trans.	Notional Amount $	Balance Sheet Location	December 31, 2022 Fair Value $	Balance Sheet Location	Fair Value $
Derivatives designated as hedging instruments						
Interest rate swap agreements	4	275,774	Other Assets	2,737	Other Liabilities	8,610
Total derivatives designated as hedging instruments				2,737		8,610
Derivatives not designated as hedging instruments						
Interest rate swaps with commercial loan customers	21	110,647	Other Assets	3,654	Other Liabilities	3,654
Interest rate lock commitments and forward contracts	28	5,298	Other Assets	76	Other Liabilities	-
Other contracts	4	43,699	Other Assets	125	Other Liabilities	1
Total derivatives not designated as hedging instruments				3,855		3,655

	No. of Trans.	Notional Amount $	Balance Sheet Location	December 31, 2021 Fair Value $	Balance Sheet Location	Fair Value $
Derivatives designated as hedging instruments						
Interest rate swap agreements	2	75,774	Other Assets	808	Other Liabilities	4,102
Total derivatives designated as hedging instruments				808		4,102
Derivatives not designated as hedging instruments						
Interest rate swaps with commercial loan customers	26	165,005	Other Assets	2,686	Other Liabilities	2,686
Interest rate lock commitments and forward contracts	87	34,414	Other Assets	508	Other Liabilities	-
Other contracts	3	17,173	Other Assets	-	Other Liabilities	21
Total derivatives not designated as hedging instruments				3,194		2,707

Disclosure of the Effect of Fair Value and Cash Flow Hedge Accounting

The fair value and cash flow hedge accounting related to derivatives covered under ASC Subtopic 815-20 impacted Accumulated Other Comprehensive Income ("AOCI") and the Income Statement. The loss recognized in AOCI on derivatives totaled $4.2 million, $2.4 million, and $2.7 million as of December 31, 2022, 2021, and 2020, respectively. The amount of the loss reclassified from AOCI to interest expense on the income statement totaled $373,000 for the year ended December 31, 2022 and the gain reclassified from AOCI to interest income was $56,000 and $57,000 for the years ended December 31, 2021 and 2020, respectively.

Credit-risk-related Contingent Features

For derivative transactions involving counterparties who are lending customers of the Company, the derivative credit exposure is managed through the normal credit review and monitoring process, which may include collateralization, financial covenants and/or financial guarantees of affiliated parties. Agreements with such customers require that losses associated with derivative transactions receive payment priority from any funds recovered should a customer default and ultimate disposition of collateral or guarantees occur.

Credit exposure to broker/dealer counterparties is managed through agreements with each derivative counterparty that require collateralization of fair value gains owed by such counterparties. Some small degree of credit exposure exists due to timing differences between when a gain may occur and the subsequent point in time that collateral is delivered to secure that gain. This is monitored by the Company and procedures are in place to minimize this exposure. Such agreements also require the Company to collateralize counterparties in circumstances wherein the fair value of the derivatives result in loss to the Company.

Other provisions of such agreements define certain events that may lead to the declaration of default and/or the early termination of the derivative transaction(s), including the following:

- if the Company either defaults or is capable of being declared in default on any of its indebtedness (exclusive of deposit obligations);
- if a merger occurs that materially changes the Company's creditworthiness in an adverse manner; or
- if certain specified adverse regulatory actions occur, such as the issuance of a Cease and Desist Order, or citations for actions considered Unsafe and Unsound or that may lead to the termination of deposit insurance coverage by the Federal Deposit Insurance Corporation.

Note 20: Preferred Stock

Preferred stock of 300,000 shares is authorized but unissued as of December 31, 2022 and 2021.

Note 21: Parent Company Condensed Financial Information

Condensed Balance Sheets for the years ended December 31, were as follows:

	2022	2021
Assets		
Noninterest bearing deposit with bank subsidiary	$ 39,167	$ 25,112
Investment in subsidiaries	555,140	626,325
Other assets	6,526	1,111
Total assets	$ 600,833	$ 652,548
Liabilities and Stockholders' Equity		
Junior subordinated debentures	$ 25,773	$ 25,773
Subordinated debt	59,297	59,212
Senior notes	44,585	44,480
Notes payable	9,000	13,000
Other liabilities	1,037	8,056
Stockholders' equity	461,141	502,027
Total liabilities and stockholders' equity	$ 600,833	$ 652,548

Condensed Statements of Income for the years ended December 31 were as follows:

	2022	2021	2020
Operating Income			
Cash dividends received from subsidiaries	$ 40,000	$ 40,000	$ 41,300
Other income	29	15	32
Total operating income	40,029	40,015	41,332
Operating Expenses			
Junior subordinated debentures	1,136	1,133	2,216
Subordinated debt	2,185	1,610	-
Senior notes	2,682	2,692	2,693
Notes payable	385	291	362
Other expenses	5,086	6,918	3,669
Total operating expense	11,474	12,644	8,940
Income before income taxes and equity in undistributed net income of subsidiaries	28,555	27,371	32,392
Income tax benefit	(3,216)	(2,986)	(2,215)
Income before equity in undistributed net income of subsidiaries	31,771	30,357	34,607
Equity in undistributed net income of subsidiaries	35,634	(10,313)	(6,782)
Net income available to common stockholders	$ 67,405	$ 20,044	$ 27,825

Condensed Statements of Cash Flows for the years ended December 31, were as follows:

	2022	2021	2020
Cash Flows from Operating Activities			
Net Income	$ 67,405	$ 20,044	$ 27,825
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed net income of subsidiaries	(35,634)	10,313	6,782
Provision for deferred tax expense (benefit)	91	(248)	(514)
Change in taxes payable	(4,694)	(695)	5,933
Change in other assets	12	(12)	954
Stock-based compensation	2,960	1,435	2,089
Other, net	(2,753)	961	682
Net cash provided by operating activities	27,387	31,798	43,751
Cash Flows from Investing Activities			
Cash paid for acquisition, net of cash and cash equivalents retained	-	(94,406)	-
Net cash used in investing activities	-	(94,406)	-
Cash Flows from Financing Activities			
Dividend paid on common stock	(8,877)	(4,612)	(1,186)
Purchases of treasury stock	(455)	(10,417)	(5,922)
Redemption of junior subordinated debentures	-	-	(32,604)
Issuance of term note	-	-	20,000
Issuance of sub debt	-	59,148	-
Repayment of term note	(4,000)	(4,000)	(3,000)
Net cash (used in) provided by financing activities	(13,332)	40,119	(22,712)
Net change in cash and cash equivalents	14,055	(22,489)	21,039
Cash and cash equivalents at beginning of year	25,112	47,601	26,562
Cash and cash equivalents at end of year	$ 39,167	$ 25,112	$ 47,601

Note 22: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust
The Company sponsors a qualified, tax-exempt defined contribution plan (the "401(k) Plan") qualifying under section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) Plan. For the years ended December 31, 2022, 2021 and 2020, a discretionary match equal to 100% of the first 3% and 50% of the next 2% was made to participants of the 401(k) Plan. Participants are 100% vested in the discretionary matching contributions. Participants can choose between several different investment options under the 401(k) Plan, including shares of the Company's common stock. An additional component of the 401(k) Plan arrangement allows the Company to make annual discretionary profit sharing contributions based on the Company's profitability in a given year, and on each participant's annual compensation. The Company elected not to make a discretionary profit sharing contribution for the years end December 31, 2022, 2021 and 2020.

The total expense relating to the 401(k) Plan was approximately $2.0 million in 2022, $1.4 million in 2021 and $1.2 million in 2020.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives and Directors

The Company sponsors a deferred compensation plan, which is a means by which certain executives and directors may voluntarily defer a portion of their salary, bonus and directors fees, as applicable. This plan is an unfunded, nonqualified deferred compensation arrangement. Company obligations under this arrangement as of December 31, 2022, 2021 and 2020 are included in other liabilities.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Old Second Bancorp, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Old Second Bancorp, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, including the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the COSO framework.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Collectively Evaluated Loans – Refer to Notes 1 and 5 to the Consolidated Financial Statements

Critical Audit Matter Description

As described in Notes 1 and 5 to the consolidated financial statements, management's estimate of the allowance for credit losses at December 31, 2022, includes a reserve on collectively evaluated loans. Significant assumptions in management's estimate of the reserve on collectively evaluated loans include (i) the length of the reasonable and supportable forecast period, (ii) the estimated remaining life of each segment, (iii) the estimated funding rate of unfunded commitments, and (iv) qualitative factor adjustments. In evaluating whether qualitative adjustments are necessary, management considers internal and external qualitative and credit market risk factors as described in Note 1 to the consolidated financial statements.

Significant judgment was required by management in the selection and application of subjective assumptions. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimate of ACL included, but was not limited to, the following:

- We tested the design and operating effectiveness of management's controls over key assumptions and judgments, the CECL estimation model for loan portfolios, and management's determination of qualitative adjustments.
- We tested management's process for determining reserves on collectively evaluated loans including:
  - Evaluation of the appropriateness of management's methodology.
  - Testing the completeness and accuracy of data utilized by management.
  - Evaluation of the relevance and reliability of information used by management in the development of the estimate.
  - Evaluation of the reasonableness of significant assumptions used in the estimate, including consideration of whether assumptions used were reasonable given portfolio composition; relevant external factors, including economic conditions; and consideration of historical or recent experience and conditions and events affecting the company.

/s/ Plante & Moran PLLC

We have served as the Company's auditor since 2010.

Chicago, Illinois
March 9, 2023

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a–15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2022, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2022, based on the criteria specified.

Plante & Moran PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report, included herein, on the Company's internal control over financial reporting as of December 31, 2022.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company incorporates by reference the information required by Item 10 that is contained in the Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2022, on form DEF 14A (the "Proxy Statement"), under the following captions:

- "Proposal 1—Election of Directors," including "—Director Experience" and "—Biographical Information for Executive Officers;"
- "Corporate Governance and the Board of Directors—Code of Business Conduct and Ethics;" and
- "Corporate Governance and the Board of Directors —Committees of the Board of Directors—Audit Committee;" and
- "Delinquent Section 16(a) Reports."

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors.

Item 11. Executive Compensation

The Company incorporates by reference the information required by Item 11 that is contained in our Proxy Statement under the following captions:

- "Compensation Discussion and Analysis;"
- "Compensation Committee Report;"
- "Executive Compensation;"
- "Director Compensation;" and
- "Corporate Governance and the Board of Directors—Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information for (i) all equity compensation plans previously approved by the Company's stockholders and (ii) all equity compensation plans not previously approved by the Company's stockholders. Equity compensation includes options, warrants, rights and restricted stock units which may be granted from time to time. As of December 31, 2022, the below equity awards were outstanding:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon the exercise of outstanding options and restricted stock units	Weighted-average exercise price of outstanding options and restricted stock units	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders[1]	649,210	$ 12.84	1,165,811
Equity compensation plans not approved by security holders	-	-	-
Total	649,210	$ 12.84	1,165,811

[1] *Reflects the outstanding awards and the total remaining share reserve under our 2019 Equity Incentive Plan, as Amended and Restated.*

The Company incorporates by reference the other information that is required by this Item 12 that is contained in our Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The Company incorporates by reference the information that is required by this Item 13 that is contained in our Proxy Statement under the captions "Corporate Governance and the Board of Directors - Director Independence" and "- Certain Relationships and Related Party Transactions."

Item 14. Principal Accountant Fees and Services

The Company incorporates by reference the information required by this Item 14 that is contained in our Proxy Statement under the caption "Ratification of our Independent Public Accountants."

Independent Registered Public Accounting Firm:

Name: Plante & Moran, PLLC
Location: Chicago, Illinois
PCAOB ID: 166

Item 15. Exhibits and Financial Statement Schedules

   (1) **Index to Financial Statements:** See Part II--Item 8. Financial Statements and Supplementary Data.

   (2) **Financial Statement Schedules**

All financial statement schedules as required by Item 8 of Form 10-K have been omitted because the information requested is either not applicable or has been included in the consolidated financial statements or notes thereto.

   (3) **Exhibits: See Exhibit Index.**

Item 16. Form 10-K Summary

Not Applicable.

Exhibits:

EXHIBIT NO.	EXHIBIT INDEX Description of Exhibits
2.1	Agreement and Plan of Merger between Old Second Bancorp, Inc. and West Suburban Bancorp, Inc. dated as of July 25, 2021 (incorporated by reference to Exhibit 2.1 of the Old Second Bancorp, Inc. Current Report on Form 8-K filed on July 26, 2021).+
3.1	Restated Certificate of Incorporation of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K filed on March 11, 2016.
3.2	Amendment to Old Second Bancorp, Inc.'s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on May 22, 2019).
3.3	Certificate of Elimination Eliminating References to Series A Junior Participating Preferred Stock From the Restated Certificate of Incorporation, as Amended, of Old Second Bancorp. Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 5, 2019).
3.4	Bylaws of Old Second Bancorp, Inc., as amended and restated through November 4, 2020 (incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q filed on November 6, 2020).
4.1	Specimen Common Stock Certificate of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 filed on January 17, 2014).
4.2	Indenture, dated as of December 15, 2016, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.3	First Supplemental Indenture, dated as of December 15, 2016, between the Company and Wells Fargo Bank National Association (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.4	Form of 5.750% Fixed-to-Floating Rate Senior Notes Due 2026 (incorporated by reference to Exhibit 5.1 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.5#	Description of Capital Stock.
4.6	Form of 3.50% Fixed-to-Floating Subordinated Note due April 15, 2031 of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on April 7, 2021).

10.1	Form of Indenture relating to trust preferred securities (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on May 20, 2003).
10.2	Indenture between Old Second Bancorp, Inc. as issuer, and Wells Fargo Bank, National Association, as Trustee, dated as of April 30, 2007 (incorporated by reference to Exhibit 99(b)(2) of the Company's Amendment No. 1 to Schedule TO filed on May 2, 2007).
10.3*	Old Second Bancorp, Inc. 2008 Equity Incentive Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Form DEF 14A filed on March 17, 2008).
10.4*	Employment Agreement, dated September 16, 2014, by and among Old Second Bancorp, Inc. and James L. Eccher (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 18, 2014).
10.5*	Old Second Bancorp, Inc. Amended and Restated Voluntary Deferred Compensation Plan for Executives dated September 1, 2008 (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K filed on March 6, 2020).
10.6*	Old Second Bancorp, Inc. Amended and Restated Voluntary Deferred Compensation Plan for Directors dated September 1, 2008 (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K filed on March 6, 2020).
10.7*	2008 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 23, 2009).
10.8*	2008 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 23, 2009).
10.9*	2008 Equity Incentive Plan Incentive Stock Option (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on February 23, 2009).
10.10*	2008 Equity Incentive Plan Non-Qualified Stock Option (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on February 23, 2009).
10.11*	Restated Old Second Bancorp, Inc. 2014 Equity Incentive Plan (restated to combine the 2014 Equity Incentive Plan included as Appendix A to the Company's Proxy Statement filed on Form DEFA filed on April 21, 2014, and the First Amendment thereto and to correct a scrivener's error in such First Amendment included as Appendix A to the Company's Proxy Statement filed on Form DEF14A filed on April 12, 2016) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 7, 2018).
10.12*	Offer Letter, dated August 1, 2016, between Old Second National Bank and Gary Collins (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 8, 2016).
10.13*	2014 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 filed on June 24, 2014).
10.14*	2014 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8 filed on June 24, 2014).
10.15*	Old Second Bancorp, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-8 filed on September 12, 2006).
10.16*	Offer letter, dated April 3, 2017, between the Company and Bradley Adams (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 7, 2017).
10.17*	Revised Compensation and Benefits Assurance Agreement, dated as of April 25, 2017, between the Company and Gary Collins (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 28, 2017).

10.18*	Compensation and Benefits Assurance Agreement, dated May 2, 2017, between the Company and Bradley Adams (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 7, 2017).
10.19*	First Amendment of Old Second Bancorp, Inc. Employment Agreement with James Eccher dated as of September 1, 2017 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 1, 2017).
10.20*	Form of Compensation and Benefits Assurance Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 1, 2017). Pursuant to Instruction 2 of Item 601, one form of Compensation and Benefits Assurance Agreement has been filed which has been executed by each of the following executive officers: Keith Gottschalk and Donald Pilmer.
10.21*	Executive Annual Incentive Plan dated February 19, 2018 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 23, 2018).
10.22*	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 18, 2018).
10.23*	Form of Director Performance-Based Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 7, 2018).
10.24*	Old Second Bancorp, Inc. 2019 Equity Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to the Company's definitive proxy statement for the Annual Meeting filed with the SEC on April 16, 2021).
10.25*	Form of Time Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 29, 2019).
10.26*	Form of Director Time Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed on May 29, 2019).
10.27*	Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2020).
10.28*	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2021).
10.29*	Compensation and Benefits Assurance Agreement dated as of March 16, 2021, between Old Second Bancorp, Inc. and Richard A. Gartelmann, Jr., Executive Vice President (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 19, 2021).
10.30	Form of Subordinated Note Purchase Agreement, dated as of April 6, 2021, by and among Old Second Bancorp, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 7, 2021).
10.31*	Employment Agreement, dated July 25, 2021, between Old Second Bancorp, Inc. and Keith Acker (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 1, 2021).
21.1#	A list of all subsidiaries of the Company.
23.1#	Consent of Plante & Moran, PLLC.
24.1#	Power of Attorney (contained herein as part of the signature pages).
31.1#	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2#	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

32.1#	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101#	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets dated December 31, 2022, and December 31, 2021; (ii) Consolidated Statements of Income for the Years Ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020; (v) Changes in Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
104#	The cover page from the Company's Annual Report on Form 10-K Report for the year ended December 31, 2022, formatted in inline XBRL and contained in Exhibit 101.

*Management contract or compensatory plan or arrangement.

+Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OLD SECOND BANCORP, INC.

BY: /s/ James L. Eccher
       James L. Eccher
      Chairman and Chief Executive Officer

DATE: March 9, 2023

SIGNATURES (Continued)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Eccher, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James L. Eccher James L. Eccher	Chairman of the Board, President and Chief Executive Officer, Director Old Second Bancorp and Old Second National Bank (principal executive officer)	March 9, 2023
/s/ Bradley S. Adams Bradley S. Adams	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 9, 2023
/s/ Gary Collins Gary Collins	Vice Chairman of the Board, Director	March 9, 2023
/s/ Edward Bonifas Edward Bonifas	Director	March 9, 2023
/s/ Barry Finn Barry Finn	Director	March 9, 2023
/s/ William Kane William Kane	Director	March 9, 2023
/s/ Dennis Klaeser Dennis Klaeser	Director	March 9, 2023
/s/ Keith Kotche Keith Kotche	Director	March 9, 2023
/s/ John Ladowicz John Ladowicz	Director	March 9, 2023
/s/ Billy J. Lyons Billy J. Lyons	Director	March 9, 2023
/s/ Hugh McLean Hugh McLean	Director	March 9, 2023
/s/ William B. Skoglund William B. Skoglund	Director	March 9, 2023
/s/ James F. Tapscott James F. Tapscott	Director	March 9, 2023
/s/ Patti Temple Rocks Patti Temple Rocks	Director	March 9, 2023

/s/ John Williams, Jr.	Director	March 9, 2023
John Williams, Jr.		

/s/ Jill E. York	Director	March 9, 2023
Jill E. York		

Old Second Bancorp, Inc. and Old Second National Bank Directors

James Eccher
Chairman, President & CEO
Old Second Bancorp, Inc. &
Old Second National Bank

Gary Collins
Vice Chairman
Old Second Bancorp, Inc. &
Old Second National Bank

William Skoglund
Former Chairman
Old Second Bancorp, Inc. &
Old Second National Bank

Edward Bonifas
Executive Vice President
Alarm Detection Systems, Inc.

Barry Finn
Retired, President & CEO
Rush-Copley Medical Center

William Kane
General Partner and Owner
The Label Printers, Inc.

Dennis Klaeser
Retired Executive
Former Strategic Advisor and CFO
TCF Bank

Keith Kotche
Partner
Levato & Kotche
Former Director
West Suburban Bank

John Ladowicz
Former Chairman & CEO
HeritageBanc Inc. & Heritage Bank

Billy J. Lyons
Retired National Bank Examiner
Office of the Comptroller of the Currency

Hugh McLean
Partner
Rock Island Capital, LLC
Former Regional President
Talmer Bancorp, Inc.

James Tapscott
Retired Partner
RSM US LLP

Patti Temple Rocks
President
Temple Rocks Integrated
Marketing Communications

John Williams, Jr.
Vice President
Bracing Systems, Inc.
Former Director
West Suburban Bank

Jill E. York
Retired Executive
Fifth Third Bank and MB Financial
Former Partner
RSM US LLP

Old Second Bancorp, Inc. and Old Second National Bank Executive Officers

James Eccher
Chairman, President & CEO
Old Second Bancorp, Inc. &
Old Second National Bank

Gary Collins
Vice Chairman
Old Second Bancorp, Inc. &
Old Second National Bank

Bradley Adams
Executive Vice President & CFO
Old Second Bancorp, Inc. &
Old Second National Bank

Donald Pilmer
Executive Vice President,
Chief Lending Officer
Old Second Bancorp, Inc. &
Old Second National Bank

Richard A. Gartelmann, Jr. CFP®
Executive Vice President,
O2 Wealth Management
Old Second Bancorp, Inc. &
Old Second National Bank

LOCATIONS AS OF FEBRUARY 2023



1.   37 S. River St., Aurora
2.   1350 N. Farnsworth Ave., Aurora
3.   2000 W Galena Blvd., Aurora
4.   335 Eola Rd., Aurora
5.   1230 N. Orchard Rd., Aurora
6.   1061 W Stearns Rd., Bartlett
7.   1991 W. Wilson St., Batavia
8.   2 South York Rd., Bensenville
9.   355 Army Trail Rd., Bloomingdale
10. 672 E Boughton Rd., Bolingbrook
11. 1104 W Boughton Rd., Bolingbrook
12. 194 S. Main St., Burlington
13. 1380 Army Trail Rd., Carol Stream
14. 401 N Gary Ave., Carol Stream
15. 9443 South Ashland Ave., Chicago
16. 6400 West North Ave., Chicago

17. 1301 West Taylor St., Chicago
18. 333 W. Wacker Dr. Ste. 1010, Chicago
19. 195 W. Joe Orr Rd., Chicago Heights
20. 8001 S Cass Ave., Darien
21. 2800 S Finley Rd., Downers Grove
22. 749 N. Main St., Elburn
23. 3290 Rt. 20, Elgin
24. 20201 S. LaGrange Rd., Frankfort
25. 1657 Bloomingdale Rd., Glendale Heights
26. 850 Essington Rd., Joliet
27. 707 N Main St., Lombard
28. 1122 S Main St., Lombard
29. 711 S Westmore - Meyers Rd., Lombard
30. 1830 Douglas Rd., Montgomery
31. 2020 Feldott Rd., Naperville
32. 200 W. John St., North Aurora

33. 17W754 22nd St., Oakbrook Terrace
34. 1200 Douglas Rd., Oswego
35. 323 E. Norris Dr., Ottawa
36. 7050 Burroughs Ave., Plano
37. 505 N Weber Rd., Romeoville
38. 1870 Stearns Rd., South Elgin
39. 3000 E Main St., St. Charles
40. 315 S Randall Rd., St. Charles
41. 92 Frontage Rd., Sugar Grove
42. 1810 DeKalb Ave., Sycamore
43. 40 E St Charles Rd., Villa Park
44. 3S041 Route 59, Warrenville
45. 40W422 Route 64, Wasco
46. 295 West Loop Rd., Wheaton
47. 420 S. Bridge St., Yorkville
48. 26 W. Countryside Pkwy., Yorkville



Old Second
NATIONAL BANK

37 South River Street, Aurora, IL 60506-4173 • www.oldsecond.com • 1-877-866-0202



Old Second

BANCORP, INC.

OLD SECOND BANCORP, INC. /// 37 SOUTH RIVER STREET, AURORA, IL 60506-4173 /// OLDSECOND.COM /// 1-877-866-0202